Liberty Centre, 1 Ameshoff Street, Braamfontein, 2001 P O Box 10499, Johannesburg 2000
Tel: (011) 408-3911 - Fax/Faks: (011) 408-2109
www.liberty.co.za e-mail/pos: info@liberty.co.za

LIBERTY LIFE

8 December 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
25049-0302

82-3924

Dear Sir

LIBERTY GROUP LIMITED – EXEMPTION NUMBER 082394

Following the granting of Liberty Group Limited's exemption under rule 12g3-2(b), I attach hereto information that has been filed by Liberty Group with the JSE Securities Exchange and information distributed to shareholders for the period commencing on 1 September to 7 December 2004. Please note that the information previously provided in respect of the application for exemption reinstatement was for the period ending on 31 August 2004.

This information will, in future, be furnished to you promptly after it is made public in terms of rule 12g3-2(b).

Yours faithfully
LIBERTY GROUP LIMITED

D S MTSHALI
ASSISTANT GROUP SECRETARY

2004-12-07 10:55:30
Liberty Group Limited - Results Of General Meeting
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL
ISIN: ZAE000057360
("Liberty Life")
RESULTS OF GENERAL MEETING

Liberty Life shareholders are referred to the announcement dated 19 November 2004 relating to the participation of black non-executive directors in the introduction of direct black ownership in Liberty Life. In terms of Liberty Life"s proposal to facilitate the acquisition of an effective 10% interest in Liberty Life by broad-based black groupings ("the black ownership initiative"), Liberty Life proposed that current and future black non-executive directors, other than those who benefit in other aspects of the black ownership initiative, should be offered participation in the initiative.

Liberty Life shareholders are advised that at the general meeting held today, Tuesday, 7 December 2004, the requisite majority of shareholders passed the resolutions, as set out in the notice of general meeting dated 19 November 2004, approving the participation of the current black non-executive directors in the black ownership initiative.

Johannesburg
7 December 2004
Investment bank and joint sponsor
Standard Bank
Lead sponsor
Merrill Lynch
Attorneys
Werksmans
Date: 07/12/2004 10:55:33 AM Produced by the JSE SENS Department

2004-12-01 17:45:08
Liberty Life / Capital Alliance - Joint Cautionary Announcement By Liberty Lif And Capital Alliance In Respect Of The Firm Intention Of Liberty Life To Make An Offer To Acquire All Of The Issued Ordinary Shares Of Capital Alliance, Other Than Those Already Held By Liberty Life And Capital Alliance Special Finance (Proprietary) Limited

Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL
ISIN: ZAE000057360
("Liberty Life")

Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT
ISIN: ZAE000011904
("Capital Alliance")

JOINT CAUTIONARY ANNOUNCEMENT BY LIBERTY LIFE AND CAPITAL ALLIANCE IN RESPECT OF THE FIRM INTENTION OF LIBERTY LIFE TO MAKE AN OFFER TO ACQUIRE ALL OF THE ISSUED ORDINARY SHARES OF CAPITAL ALLIANCE, OTHER THAN THOSE ALREADY HELD BY LIBERTY LIFE AND CAPITAL ALLIANCE SPECIAL FINANCE (PROPRIETARY) LIMITED

1. INTRODUCTION

Further to the Capital Alliance cautionary announcement released on 12 November 2004, Liberty Life and Capital Alliance shareholders are advised that Liberty Life has submitted to the board of directors of Capital Alliance ("Capital Alliance Board") a notice of its firm intention to acquire all the shares in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life and Capital Alliance Special Finance (Proprietary) Limited ("Capital Alliance Special Finance"), a wholly-owned subsidiary of Capital Alliance ("the offer").

Liberty Life"s intention is to implement the offer by way of a scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act No. 61 of 1973, as amended ("the Act"), to be proposed by Liberty Life between Capital Alliance and all of its ordinary shareholders other than Liberty Life and Capital Alliance Special Finance ("scheme members").

Should the scheme be implemented Liberty Life will acquire all of the scheme members" ordinary shares ("scheme shares"). As a result, Capital Alliance will become a wholly-owned subsidiary of Liberty Life and the listing of the ordinary shares of Capital Alliance on the JSE Securities Exchange South Africa ("JSE") will be terminated.

2. THE CONSIDERATION AND FINAL DIVIDEND

The consideration payable will be R17.50 in cash per scheme share ("the scheme consideration"), amounting to a total of approximately R3.1 billion. In addition, the offer envisages the payment by Capital Alliance of a final dividend of R1.00 per Capital Alliance issued ordinary share ("the final dividend") to Capital Alliance shareholders.

Each scheme member, registered as such on the anticipated record date of the scheme, will be entitled to receive R17.50 in cash per scheme share from Liberty Life, together with the final dividend to be paid by Capital Alliance. As a result, each scheme member will receive a total of R18.50 per scheme share.

The scheme consideration, together with the final dividend, represents a premium of 37.5% to the 30-day volume weighted average Capital Alliance share price of R13.46 up to and including 11 November 2004, being the last trading day prior to the publication of the Capital Alliance cautionary announcement.

3. RATIONALE FOR THE OFFER

The offer provides Liberty Life with, inter alia:

- the opportunity to use its excess capital in an earnings and return on equity enhancing acquisition;
- access to Capital Alliance"s experience in improving the efficiency of the administration of life books;
- the potential to achieve certain economies of scale and efficiencies over time; and
- access to new markets via Capital Alliance"s lower income client base and sales force.

The offer is a means for scheme members to realise value for their Capital Alliance shares at a significant premium to the market price prior to the publication of the Capital Alliance cautionary announcement.

Capital Alliance, as a company, will be better positioned strategically as it will become an integral part of Liberty Life with full access to the brand, financial and other resources of Liberty Life.

4. OPINION AND RECOMMENDATIONS

A committee of the Capital Alliance Board consisting of independent directors ("the independent committee") has been formed to consider the terms and conditions of the offer. The independent committee will appoint an independent financial adviser to advise on whether the terms and conditions of the offer are fair and reasonable to scheme members. The independent adviser"s final opinion will be provided in the circular to be posted to scheme members, on the date set out in paragraph 12 below.

5. PRO FORMA FINANCIAL EFFECTS

Pro forma financial effects on Liberty Life and Capital Alliance shareholders will be published on SENS and in the press in due course.

6. UNDERTAKINGS BY CAPITAL ALLIANCE

Until the date of the implementation of the scheme, Capital Alliance has undertaken to:

6.1 continue to operate its business as it has in the recent past and not engage in any transactions outside the ordinary course of business;

6.2 not engage in any acquisitions of new businesses and/or life insurance books, unless in consultation with Liberty Life;

6.3 continue to make regularly scheduled payments on its existing debt and not incur any additional indebtedness, except in the ordinary course of business;

6.4 not make, declare or pay any ordinary dividend, other than the final dividend of R1.00 per Capital Alliance issued ordinary share, or make any distribution in respect of its share capital or repurchase any of its shares; and

6.5 not issue any new shares, options or convertible securities.

7. SUSPENSIVE CONDITIONS

7.1 The making of the offer and therefore the issuing of the circular relating to the scheme, on the date set out in paragraph 12 below, is subject to the fulfilment of the following suspensive conditions:

7.1.1 after the receipt of a favourable fair and reasonable opinion from an independent adviser, but by no later than 14 January 2005, the Capital Alliance Board formally resolving to recommend the offer to the shareholders of Capital Alliance and agreeing to take all reasonable steps to implement the scheme;

7.1.2 receipt by Liberty Life of unconditional and irrevocable commitments to vote in favour of the scheme from all the directors of Capital Alliance in respect of their direct beneficial shareholdings in Capital Alliance, by no later than 14 January 2005;

7.1.3 the JSE, the Securities Regulation Panel ("SRP") and the South African Reserve Bank approving the necessary documentation to be distributed to the shareholders of Capital Alliance and Liberty Life; and

7.1.4 the High Court of South Africa ("Court") ordering the convening of the meeting of scheme members ("scheme meeting") to approve the scheme.

7.2 The conditions referred to in paragraphs 7.1.1 and 7.1.2 above are stipulated for the benefit of Liberty Life and may be waived by Liberty Life at any time. Liberty Life also has the right to extend the date by which these suspensive conditions are required to be fulfilled.

7.3 The offer will be subject to the fulfilment of the following suspensive conditions:

7.3.1 the approval of the scheme by a majority representing not less than 75% of the votes exercisable by scheme members present and voting at the scheme meeting, either in person or by proxy, and the sanctioning thereof by the Court;

7.3.2 the registration by the Registrar of Companies of a certified copy of the Order of Court sanctioning the scheme, in terms of the Act;

7.3.3 the approval of the scheme by the Registrar of Long-term Insurance;

7.3.4 the approval of the scheme by all relevant competition authorities, either unconditionally or subject to such conditions as are acceptable to Liberty Life;

7.3.5 the obtaining of all other regulatory approvals that may be necessary for the implementation of the scheme, either unconditionally or subject to such conditions as are acceptable to Liberty Life; and

7.3.6 that there is no breach of the undertakings given by Capital Alliance in paragraph 6 above, which condition may be waived by Liberty Life at any time.

7.4 The conditions referred to in 7.3.1 to 7.3.5 are required to be fulfilled on or before 31 March 2005. Liberty Life has the right to extend this date for fulfilment of any of these suspensive conditions up to 30 June 2005, with any

further extensions requiring agreement between Liberty Life and Capital Alliance.

8. RESERVATION OF RIGHTS

The offer may be amended, varied or revised in such manner as Liberty Life in its sole discretion may determine; provided that no such amendment, variation or revision shall be made unless the approval of the appropriate regulatory authorities has, to the extent required, been obtained.

9. CONFIRMATION OF SUFFICIENT FUNDS

The SRP has been given appropriate confirmation (in terms of its requirements) that Liberty Life has sufficient resources to discharge its obligations in terms of the offer.

10. SHAREHOLDER SUPPORT

At this stage shareholders holding approximately 40% of the scheme shares have indicated their intention to support the scheme.

11. HOLDINGS OF SECURITIES

Liberty Life currently owns 4 413 903 ordinary shares in Capital Alliance, which represents approximately 2.4% of the issued ordinary share capital of Capital Alliance.

12. FURTHER ANNOUNCEMENTS AND DOCUMENTATION

An announcement of the pro forma financial effects on Liberty Life and Capital Alliance shareholders will be made in due course.

Subject to the fulfilment of the suspensive conditions referred to in paragraph 7.1 above, a further announcement setting out the salient dates of the scheme will be made on or about Tuesday, 1 February 2005 and a circular providing further information on the scheme and containing, inter alia, a notice of the scheme meeting, a form of proxy and a form of surrender, is expected to be posted to scheme members on or about Wednesday, 2 February 2005.

These times and dates are subject to change. Any change will be announced on SENS and published in the press.

13. RESIGNATION OF DIRECTORS

The directors of Capital Alliance have undertaken to resign from the Capital Alliance Board and its subsidiaries, where appropriate, should the scheme be implemented.

14. CAUTIONARY ANNOUNCEMENT

Pursuant to this announcement, Liberty Life and Capital Alliance shareholders are advised to exercise caution when dealing in their Liberty Life and Capital Alliance shares until a further announcement is made.

Johannesburg
1 December 2004

Investment bank and transactional sponsor to Liberty Life
Standard Bank
Sponsor to Liberty Life
Merrill Lynch South Africa (Pty) Limited
Attorneys to Liberty Life
Werksmans Incorporated
(Registration number 1990/007215/21)
Investment bank to Capital Alliance
Investec Corporate Finance
Sponsor to Capital Alliance
Investec Bank Limited
Attorneys to Capital Alliance
Jowell Glyn & Marais Inc

Date: 01/12/2004 05:45:12 PM Produced by the JSE SENS Department

2004-12-01 17:56:10
LIBERTY HOLDINGS LIMITED - CAUTIONARY ANNOUNCEMENT
LIBERTY HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1968/002095/06)
Share code: LBH
ISIN: ZAE000004032
("Liberty Holdings")
CAUTIONARY ANNOUNCEMENT
Further to the joint cautionary announcement released on SENS today by Liberty Group Limited ("Liberty Life") and Capital Alliance Holdings Limited ("Capital Alliance"), shareholders are advised that Liberty Life has submitted to the board of directors of Capital Alliance a notice of its firm intention to acquire all the shares in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life and Capital Alliance Special Finance (Proprietary) Limited, a wholly-owned subsidiary of Capital Alliance ("the offer").
The offer may have a material effect on the price at which Liberty Holdings securities trade. Accordingly, until a further announcement is made, shareholders are advised to exercise caution when dealing in their Liberty Holdings securities.
Johannesburg
1 December 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 01/12/2004 05:56:12 PM Produced by the JSE SENS Department

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions and interpretations on pages 3 and 4 apply throughout this document.

Action required

If you are in any doubt as to what action to take, you should consult your CSDP, banker, broker, attorney, accountant or other professional adviser immediately.

If you have disposed of all of your shares in Liberty Life please forward this document to the purchaser to whom or the banker, broker or agent through whom you disposed of such shares.

Full details of the action required by the shareholders of Liberty Life regarding the general meeting are set out on page 2 of this document.

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
JSE share code: LGL ISIN: ZAE000057360
("Liberty Life" or "the Company")

CIRCULAR TO SHAREHOLDERS

relating to:

the participation of black non-executive directors in the black ownership initiative;

and incorporating;

- **a notice of general meeting of Liberty Life shareholders; and**
- **a form of proxy *(green)* in respect of the general meeting (for use by certificated shareholders and dematerialised shareholders with own name registration only).**

The directors of Liberty Life, whose names appear on page 6 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no facts the omission of which would make any statement in this circular false or misleading and that they have made all reasonable enquiries to ascertain such facts.

Liberty Life's advisers whose details are set out in the "Corporate information and advisers" section of this document are acting for Liberty Life and no one else in relation to the preparation of this circular and will not be responsible to anyone other than Liberty Life in relation to the preparation of this circular.

Investment bank and sponsor

Standard Bank

Attorneys

WERKSMANS
INCORPORATED
(Reg. No. 1990/007215/21)

Lead sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

This document is available in English only. Copies may be obtained from the registered office of Liberty Life, the sponsors and the transfer secretaries whose addresses are set out in the "Corporate information and advisers" section of this document.

Date of issue: 19 November 2004

CORPORATE INFORMATION AND ADVISERS

Company secretary and registered office of Liberty Life

V E Barnard (B Comm)
Liberty Centre
1 Ameshoff Street
Braamfontein, 2001
(PO Box 10499, Johannesburg, 2000)

Investment bank and sponsor

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
3 Simmonds Street
Johannesburg
(PO Box 61344, Marshalltown, 2107)

Lead sponsor

Merrill Lynch South Africa (Proprietary) Limited
(Registration number 1995/001805/07)
138 West Street
Sandown, 2196
(PO Box 651987, Benmore, 2010)

Attorneys

Werksmans Inc.
(Registration number 1990/007215/21)
155 – 5th Street
Sandown
Sandton, 2196
(Private Bag 10015, Sandton, 2146)

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor, 70 Marshall Street
Johannesburg
(PO Box 61051, Marshalltown, 2107)

TABLE OF CONTENTS

ACTION REQUIRED

A general meeting of Liberty Life shareholders will be held at 09:00 on Tuesday, 7 December 2004 at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg to consider and, if deemed fit, pass the resolutions as set out in the notice convening such meeting which is attached to and forms part of this circular.

Please take careful note of the following provisions relating to the action required by shareholders regarding the general meeting.

If you are in any doubt as to what action to take, consult your CSDP, banker, broker, attorney, accountant or other professional adviser immediately.

VOTING AND ATTENDANCE AT THE GENERAL MEETING

1. **IF YOU HAVE DEMATERIALISED YOUR LIBERTY LIFE SHARES OTHER THAN WITH OWN NAME REGISTRATION**

1.1 Voting at the general meeting

If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions.

If your CSDP or broker does not obtain voting instructions from you, it will be obliged to act in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker.

1.2 Attendance and representation at the general meeting

You must **NOT** complete the attached form of proxy for the general meeting (*green*).

In accordance with the mandate between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the general meeting or send a proxy to represent you at the general meeting. Your CSDP or broker will issue the necessary letter of authority to you to attend or be represented at the general meeting.

2. **IF YOU HAVE NOT DEMATERIALISED YOUR LIBERTY LIFE SHARES OR IF YOU HAVE DEMATERIALISED YOUR LIBERTY LIFE SHARES WITH OWN NAME REGISTRATION**

You may attend the general meeting in person and may vote at the general meeting.

Alternatively, if you are unable to attend the general meeting, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy for the general meeting *(green)* in accordance with the instructions it contains and returning it to the transfer secretaries (being Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 09:00 on Monday, 6 December 2004.

3. **If you wish to dematerialise your Liberty Life shares, please contact your CSDP or broker.**

4. **If you have disposed of all of your Liberty Life shares, please forward this document to the purchaser to whom or the banker, broker or other agent through whom you disposed of such shares.**

DEFINITIONS

In this circular, unless the context indicates otherwise:

- reference to the singular shall include the plural and *vice versa* and words denoting one gender include the others;
- expressions denoting natural persons include juristic persons and associations of persons and *vice versa*; and
- the words in the first column have the meanings stated opposite them in the second column, as follows:

"black managers"	"management" as defined in paragraph 2.30 of the Charter;
"the black managers' trust"	the Katleho Managers Trust (Masters reference number IT 7330/2004), being a broad-based trust established for the benefit of current and future black managers and black non-executive directors of Liberty Life;
"black non-executive directors"	current and future black directors on the board of Liberty Life who are not involved in the day-to-day management of Liberty Life other than those black non-executive directors who currently do, or in the future will, participate in any other aspect of the black ownership initiative;
"the black ownership initiative"	the initiative by Liberty Life to empower an effective 10% of the South African operations of Liberty Life, which will result in Liberty Life achieving direct ownership points, by the transfer of 9.32639% of Liberty Life's issued share capital to the empowerment subsidiaries and the subsequent disposals of the share capital of the empowerment subsidiaries to the black partners;
"black partners"	collectively, Safika, Shanduka, the black managers' trust and the community trust, being the broad-based black groupings acquiring the sale shares in Stratco 1, Stratco 2, Staffco and Commco, respectively;
"board"	board of directors of Liberty Life;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"Charter"	Financial Sector Charter adopted by the financial sector (as defined in paragraph 2.25 of the Charter) on 17 October 2003;
"Commco"	Lexshell 623 Investments (Proprietary) Limited (Registration number 2004/011196/07), a private company incorporated in South Africa, being a special purpose vehicle which was a wholly-owned subsidiary of Liberty Life and was acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to repurchase 1.87% of the issued share capital of Liberty Life;
"the community trust"	the Katleho Community Trust (Masters reference number IT 7329/2004), being a broad-based trust established for the benefit of community, regional and educational empowerment groupings;
"CSDP"	a Central Securities Depository Participant, accepted as a participant in terms of the Custody and Administration of Securities Act No 85 of 1992, as amended;
"this document" or "this circular"	this bound document dated 19 November 2004, incorporating a notice of general meeting and a form of proxy;

"empowerment subsidiaries"	collectively, Stratco 1, Stratco 2, Staffco and Commco;
"general meeting"	general meeting of shareholders to be held at 09:00, on Tuesday, 7 December 2004, at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg to consider, and, if deemed appropriate, approve the resolutions proposed in the notice of general meeting that forms part of this circular;
"JSE"	JSE Securities Exchange South Africa;
"Liberty Life" or "the Company"	Liberty Group Limited (Registration number 1957/002788/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, which is registered as a long-term insurer in terms of the Long-term Insurance Act No 52 of 1998, as amended;
"Liberty Life shares"	ordinary shares in the issued share capital of Liberty Life, which have a par value of R0.10 each;
"Liberty Life shareholders" or "shareholders"	holders of Liberty Life shares;
"own name registration"	means the registration of dematerialised shares in the name of the beneficial holder thereof (as opposed to in the name of a nominee for the beneficial holder) in a sub-register maintained by a CSDP;
"Safika"	Safika Holdings (Proprietary) Limited (Registration number 1996/001693/07), a private company incorporated in South Africa;
"SENS"	Securities Exchange News Service of the JSE;
"Shanduka"	Shanduka Group (Proprietary) Limited (Registration number 2001/004633/07), a private company incorporated in South Africa (formerly known as Millennium Consolidated Investments (Proprietary) Limited);
"South Africa"	the Republic of South Africa;
"Staffco"	Lexshell 622 Investments (Proprietary) Limited (Registration number 2004/011345/07), a private company incorporated in South Africa, being a special purpose vehicle which was a wholly-owned subsidiary of Liberty Life and was acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose to repurchase 3.73% of the issued share capital of Liberty Life;
"Stratco 1"	Lexshell 620 Investments (Proprietary) Limited (Registration number 2004/007521/07), a private company incorporated in South Africa, being a special purpose vehicle which was a wholly-owned subsidiary of Liberty Life and was acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to repurchase 2.24% of the issued share capital of Liberty Life;
"Stratco 2"	Lexshell 621 Investments (Proprietary) Limited (Registration number 2004/011473/07), a private company incorporated in South Africa, being a special purpose vehicle which was a wholly-owned subsidiary of Liberty Life and was acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to repurchase 1.49% of the issued share capital of Liberty Life; and
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07), a private company incorporated in South Africa.

IMPORTANT DATES AND TIMES

	2004
Last day to lodge forms of proxy for the general meeting *(green)* by 09:00, on	Monday, 6 December
General meeting to be held at 09:00, on	Tuesday, 7 December
Announcement of results of general meeting on SENS, on	Tuesday, 7 December
Announcement of results of general meeting in the press, on	Wednesday, 8 December

Notes:

1. The above-mentioned times and dates are subject to change. Any such change will be published on SENS and in the press.
2. If the general meeting is adjourned or postponed, forms of proxy must be received by no later than 24 hours prior to the time of the adjourned or postponed general meeting.

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
JSE share code: LGL ISIN: ZAE000057360

Directors

D E Cooper *(Chairman)**
M J D Ruck *(Chief Executive)*
H I Appelbaum
A W B Band*
D A Hawton*
S J Macozoma*
J H Maree*
Prof L Patel*
M Rapp*
A Romanis*
M J Shaw*
Dr S P Sibisi*

* Non-executive

CIRCULAR TO SHAREHOLDERS

1. INTRODUCTION

Liberty Life shareholders are referred to the announcements in respect of the black ownership initiative dated 15 July 2004, 10 September 2004, 6 October 2004, 15 October 2004 and 26 October 2004 and the circular posted to shareholders on 10 September 2004.

Liberty Life has facilitated the conclusion of various agreements, which upon implementation, will result in the acquisition of an effective 10% interest in its South African operations by a broad-based grouping of black entities, including the black managers' trust.

In terms of the black ownership initiative, Liberty Life proposed that black non-executive directors should be beneficiaries of the black managers' trust. In this regard, it was intended that Leila Patel and Sibusiso Sibisi would each be offered 100 000 of the Liberty Life shares acquired through Staffco by the black managers' trust, subject to similar terms and conditions as the black managers, save for those terms and conditions which are unique to black non-executive directors as set out in paragraph 3 below.

Leila Patel (52) was appointed to the board in 2004. She is a Professor of Social Development Studies and Chairperson of the Department of Social Work at Rand Afrikaans University. Leila has a PhD (University of the Witwatersrand) and a MSW (West Michigan University, USA).

Sibusiso Sibisi (49) was appointed to the board in 2003. He is President and Chief Executive Officer of the Council for Scientific and Industrial Research (CSIR). Sibusiso has a BSc in Physics (Imperial College, London) and a PhD in Computational Mathematics (Cambridge University).

At the commencement of the general meeting on 15 October 2004, where shareholders approved the black ownership initiative, Liberty Life undertook to its shareholders that the eventual participation of the current black non-executive directors in the black ownership initiative would be made subject to the additional approval of shareholders in a further general meeting. Shareholders are now requested to vote separately on the inclusion of Leila Patel and Sibusiso Sibisi in the black ownership initiative, as beneficiaries of the black managers' trust.

Each resolution to be proposed at the general meeting will require approval by a majority (50%) of votes cast at the meeting in order to be effective.

Should black non-executive directors be appointed in the future, shareholders will be asked to vote separately on their inclusion in the black ownership initiative.

2. RATIONALE FOR THE PROPOSED RESOLUTIONS

Liberty Life is committed to actively promoting a transformed, sustainable and globally competitive financial sector in South Africa which contributes to the establishment of an equitable society by meeting the financial services needs of all South Africans. Liberty Life is accordingly firmly committed to black economic empowerment in South Africa and accepts that meaningful participation by black people in the mainstream economy is essential to sustaining South Africa's successful economic and democratic structures.

Consistent with these objectives, the Charter was agreed to by all the major participants in the financial services industry in South Africa and is fully supported by Liberty Life as evidenced by its black ownership initiative.

Liberty Life's strategy in terms of its black ownership initiative includes transactions with strategic black empowerment investors, black employees and black non-executive directors of Liberty Life and community, regional and educational empowerment groupings.

The intended offer to each of the above-mentioned black non-executive directors to acquire 100 000 Liberty Life shares through becoming beneficiaries of the black managers' trust is considered to be integral to meeting the above objectives. In addition, the Charter requires that for the black ownership initiative to be recognised, the board composition as required in terms of the Charter should be in place. Liberty Life therefore believes it critical to secure, at an early stage, the services of black non-executive directors with the necessary competence and experience.

3. KEY TERMS OF PROPOSED ALLOCATIONS TO BLACK NON-EXECUTIVE DIRECTORS

The black managers' trust has been set up to enable Liberty Life to facilitate black economic empowerment in terms of the framework established by the Charter. In particular, this trust is intended to facilitate ownership of Liberty Life shares by the black managers and black non-executive directors in accordance with the direct ownership requirements of the Charter as the black managers and black non-executive directors will be beneficiaries of the black managers' trust, which owns shares in Staffco that owns Liberty Life shares. Staffco, which acquired the Liberty Life shares at a price of R48.50 each, has been capitalised by Liberty Life by subscribing for variable rate, redeemable cumulative, preference shares, with a 20-year term. The beneficiaries of the black managers' trust are only able to realise the full value of the Liberty Life shares after the preference shares have been redeemed and the lock-in period referred to below has passed.

A committee was established by the board to determine which black non-executive directors are to be appointed as beneficiaries. This committee has approved the proposed allocations of 100 000 Liberty Life shares to Leila Patel and Sibusiso Sibisi.

In order for the black non-executive directors to take delivery of the Liberty Life shares, after the lock-in period referred to below, in the proportions set out herewith, they must remain on the board on the following dates:

- 10% at 31 December 2007;
- 20% at 31 December 2008;
- 30% at 31 December 2009; and
- 40% at 31 December 2010.

Therefore, should any of the black non-executive directors resign from the board prior to any of the dates set out above, such black non-executive director shall forfeit the proportion that he/she is not yet entitled to. If a black non-executive director ceases to be a member of the board before 31 December 2010 for any reason beyond that director's control, such director will become entitled to a *pro rata* amount of the allocation. If a black non-executive director is required to retire in terms of the articles of association of Liberty Life and is not re-elected by shareholders, this is seen to be a matter beyond that director's

control and therefore such director will be entitled to a *pro rata* amount of the allocation. If a black non-executive director ceases to be a member of the board due to death, retirement or permanent disability, the black non-executive director will be entitled to the full allocation.

The black non-executive directors, as with the other beneficiaries of the black managers' trust, are prohibited from disposing of their Liberty Life shares until 31 December 2014 or 2011 at the earliest, subject to the review (in terms of paragraph 4.3 of the Charter) of the ownership provisions set out in the Charter, which review is expected to occur in 2011. Following such lock-in period, any beneficiary, including the black non-executive directors, may instruct the trustees of the black managers' trust to distribute the Liberty Life shares to such director, after payment has been effected of any outstanding preference share obligation.

4. CONSENTS

The investment bank and sponsor, attorneys and lead sponsor have consented, in writing, to act in the capacities stated and to their names being stated in this circular and have not withdrawn their consents prior to the publication of this circular.

5. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents or copies thereof will be available for inspection by the shareholders of Liberty Life from the date of posting of this circular to the date of the general meeting, during normal business hours on business days at the registered office of Liberty Life, Liberty Centre, 1 Ameshoff Street, Braamfontein:

- the memorandum and articles of association of Liberty Life;
- the circular posted to Liberty Life shareholders on 10 September 2004 together with the deed of amendment to the scheme document dated 7 October 2004, which contains further details of the black ownership initiative;
- the trust deed of the black managers' trust;
- this circular approved by the board; and
- the consent letters of the investment bank and sponsor, the lead sponsor and the attorneys to Liberty Life.

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
19 November 2004

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
JSE share code: LGL ISIN: ZAE000057360

Directors

D E Cooper *(Chairman)**
M J D Ruck *(Chief Executive)*
H I Appelbaum
A W B Band*
D A Hawton*
S J Macozoma*
J H Maree*
Prof L Patel*
M Rapp*
A Romanis*
M J Shaw*
Dr S P Sibisi*

* Non-executive

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a general meeting of Liberty Life shareholders will be held at 09:00 on Tuesday, 7 December 2004 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg to consider and, if deemed fit, pass, with or without modification, the following ordinary resolutions:

ORDINARY RESOLUTION NUMBER 1

RESOLVED AS AN ORDINARY RESOLUTION THAT the participation by Leila Patel as a beneficiary of the Katleho Managers Trust (Masters reference number IT 7330/2004) be and is hereby approved on the basis that her participation shall be limited to the benefits of a maximum of 100 000 Liberty Life shares through the Katleho Managers Trust.

ORDINARY RESOLUTION NUMBER 2

RESOLVED AS AN ORDINARY RESOLUTION THAT the participation by Sibusiso Sibisi as a beneficiary of the Katleho Managers Trust (Masters reference number IT 7330/2004) be and is hereby approved on the basis that his participation shall be limited to the benefits of a maximum of 100 000 Liberty Life shares through the Katleho Managers Trust.

ORDINARY RESOLUTION NUMBER 3

RESOLVED AS AN ORDINARY RESOLUTION THAT any director or the Company Secretary or the Chief Financial Officer of the Company, for the time being, be and is hereby authorised, on behalf of the Company, to do or cause all such things to be done and to sign all such documentation as may be necessary to give effect to ordinary resolutions one and two above adopted at the meeting at which this resolution is adopted.

VOTING AND PROXIES

If you hold your Liberty Life shares in certificated form or if you have dematerialised your Liberty Life shares and have elected own name registration in the sub-register of Liberty Life maintained by a CSDP, you may attend, speak and vote at the general meeting in person. If you do not wish to attend, but wish to be represented at the general meeting, you may appoint one or more proxies (who need not be members of the Company) to attend, speak and vote on your behalf at the general meeting by completing the attached form of proxy for the general meeting (*green*) in accordance with the instructions it contains and returning it to the Company's transfer secretaries (being Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 in South Africa (PO Box 61051, Marshalltown, 2107) to be received by no later than 09:00 on Monday, 6 December 2004.

If you have dematerialised your Liberty Life shares and have not elected own name registration in the sub-register of Liberty Life maintained by a CSDP, you must advise your CSDP or broker if you wish to attend the general meeting or send a proxy to represent you at the general meeting. Your CSDP or broker will issue you with the necessary letter of authority to attend or be represented at the general meeting. If you do not wish to attend the general meeting, but wish to cast your votes, you should provide your CSDP or broker with your voting instructions. In the absence of such instructions, your CSDP or broker will be obliged to vote in accordance with the instructions contained in the custody agreement mandate between you and your CSDP or broker.

By order of the board

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
19 November 2004

PRINTED BY INCE (PTY) LTD

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
JSE share code: LGL ISIN: ZAE000057360
("Liberty Life" or "the Company")

FORM OF PROXY FOR GENERAL MEETING

Only for use by Liberty Life shareholders who hold their Liberty Life shares in certificated form or who have dematerialised their Liberty Life shares with own name registration.

This form of proxy is for use only by Liberty Life shareholders, who hold their Liberty Life shares in certificated form or who have dematerialised their Liberty Life shares with own name registration, at the general meeting of the Company to be held at 09:00 on Tuesday, 7 December 2004 at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg.

I/We (please print) ____________________

of (please print) ____________________

being a member of Liberty Life and the holder/s of [   ] shares hereby appoint :

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the chairperson of the general meeting,

as my/our proxy to attend, speak and to vote on a show of hands or on a poll for me/us and on my/our behalf at the general meeting and at any adjournment thereof in the following manner:

	Number of votes		
	***For**	***Against**	***Abstain**
Ordinary resolution number one – Participation by Leila Patel			
Ordinary resolution number two – Participation by Sibusiso Sibisi			
Ordinary resolution number three – Authority to implement ordinary resolutions numbers 1 and 2			

* Insert the number of votes to be cast "For", "Against" or "Abstain" as required. If you insert an X, all votes will be cast in the manner indicated by that X. If no options are marked, the proxy will be entitled to vote as he/she thinks fit.

Unless otherwise instructed, my/our proxy may vote or abstain from voting as he/she thinks fit.

Signed this ____________ day of ____________ 2004

Signature ____________________

Assisted by me (where applicable) ____________________

(State capacity and full name)

A member entitled to attend and vote at the general meeting is entitled to appoint a proxy or two alternative proxies of his/her choice to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Every person present and entitled to vote at the general meeting as a member or as a proxy or as a representative of a body corporate shall, on a show of hands, have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, a member or his/her proxy or his/her representative shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held or represented by him/her/it bears to the aggregate amount of the nominal value of all the shares issued by the Company.

Please read the notes on the reverse hereof.

Notes:

1. Any alteration or correction must be initialled by the authorised signatory/ies.
2. You may insert the name of a proxy or the names of two alternative proxies of your choice in the blank space(s) provided for that purpose, with or without deleting "the chairperson of the general meeting", but you must initial any such deletion. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. Where there are joint holders of shares:
   - any one of such joint holders may sign this form of proxy; and
   - any one of such joint holders may vote in person or by proxy or representative in respect of such shares as if such holder was solely entitled thereto, but if more than one of such joint holders be present in person or by proxy or representative at the general meeting, that one of such joint holders whose name stands first in the register of Liberty Life in respect of such shares, or the proxy or representative of such person, as the case may be, will alone be entitled to vote in respect thereof.
4. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.
5. Please insert the relevant number of shares in the appropriate spaces provided according to how you wish your votes to be cast. If you return this form of proxy duly signed without any specific directions, the proxy will be entitled to vote or abstain from voting as he deems fit.
6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc) must be attached to this form of proxy, unless previously recorded by the transfer secretaries of Liberty Life or waived by the chairperson of the meeting.
7. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Liberty Life or the transfer secretaries.
8. The chairperson of the meeting may accept or reject any form of proxy not completed and/or received in accordance with these notes or with the articles of association of the Company.
9. Completed forms of proxy and the authority (if any) under which they are signed must be lodged with or posted to the Company's transfer secretaries (being Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 09:00 on Monday, 6 December 2004.
10. If any resolution is proposed at the general meeting in a form modified from that contained in the notice to which this form of proxy is attached, then the proxy shall, notwithstanding any direction in the form of proxy as to the manner in which you have indicated your votes should be cast, be entitled to cast your votes as the proxy deems fit; provided the proxy must always adhere to any instructions which are given in a separate sheet of paper accompanying and attached to this form of proxy and the proxy shall not be entitled to cast your votes in any manner which the proxy believes would be adverse to the best interests of the company.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions and interpretations on pages 2 and 3 of this circular apply throughout the document.

Action required

If you are in any doubt as to what action to take, you should consult your banker, broker, attorney, accountant or other professional adviser immediately.

If you have disposed of all your shares in Liberty Life, please forward this document to the purchaser to whom or the banker, broker or other agent through whom you disposed of such shares.

If you have not already surrendered your share certificates and/or other documents of title, you are required to surrender them, together with the attached form of surrender, in order to receive the scheme consideration.

If you have already surrendered your share certificates and/or other documents of title as requested in this circular, this circular is for information purposes only and no further action is required.

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360
("Liberty Life")

CIRCULAR TO HOLDERS OF CERTIFICATED LIBERTY LIFE SHARES

regarding the surrender of Liberty Life documents of title with respect to the acquisition by four wholly-owned subsidiaries of Liberty Life of an aggregate of 9.32639% of Liberty Life's issued shares, from all Liberty Life shareholders, on a *pro rata* basis, for a consideration of 4850 cents per Liberty Life share so acquired by way of a scheme of arrangement in terms of section 311 of the Companies Act No.61 of 1973, as amended

and incorporating

a form of surrender (*pink*).

Investment bank and sponsor

Standard Bank

Attorneys

WERKSMANS
INCORPORATED
(Reg. No. 1990/007215/21)

Reporting accountants and auditors

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Lead sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Independent financial adviser

JPMorgan

Date of issue: 8 November 2004

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360

1. DEFINITIONS AND INTERPRETATIONS

In this circular, unless otherwise stated or the context indicates otherwise:

- reference to the singular shall include the plural and *vice versa* and words denoting one gender include the others;
- expressions denoting natural persons shall include juristic persons and associations of persons and *vice versa;* and
- the words in the first column have the meanings stated opposite them in the second column as follows:

"certificated scheme participant"	scheme participant who holds certificated shares;
"certificated shares"	Liberty Life shares which are not dematerialised shares, title to which is represented by a share certificate or other physical document of title;
"this circular"	this circular dated 8 November 2004, relating to the surrender of certificated shares, which is being sent to holders of certificated Liberty Life shares;
"Companies Act"	Companies Act No. 61 of 1973, as amended;
"the Court"	the High Court of South Africa (Witwatersrand Local Division), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, South Africa;
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title to Liberty Life shares;
"empowerment subsidiaries"	collectively, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited and Lexshell 623 Investments (Proprietary) Limited;
"the general meeting"	the general meeting of Liberty Life shareholders held at 10:00 on Friday, 15 October 2004 at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg;
"JSE"	JSE Securities Exchange South Africa;
"Liberty Life"	Liberty Group Limited (Registration number 1957/002788/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, which is registered as a long-term insurer in terms of the Long-term Insurance Act No. 52 of 1998;
"Liberty Life shares" or "shares"	ordinary shares in the issued share capital of Liberty Life, which have a nominal value of 10 cents each;
"Liberty Life shareholders" or "shareholders"	holders of Liberty Life shares;
"the operative date"	the date on which the scheme became operative, being the first business day immediately after the participation record date, which operative date is Monday, 8 November 2004;

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360
("Liberty Life")

FORM OF SURRENDER

FOR USE BY LIBERTY LIFE SHAREHOLDERS WHO HOLD THEIR LIBERTY LIFE SHARES IN CERTIFICATED FORM

The definitions set out on pages 2 and 3 of the circular to Liberty Life shareholders dated 8 November 2004 to which this form of surrender is attached and forms part, have, where necessary, been used herein.

Full details of the scheme are contained in the scheme circular dated 10 September 2004. This form of surrender should be read in conjunction with the scheme circular.

This form is for use by holders of certificated Liberty Life shares in order to surrender their documents of title.

Documents of title surrendered prior to the operative date have been held in trust by the transfer secretaries.

Instructions:

1. A separate form of surrender is required for each holder of certificated shares.
2. **Part A** must be completed by all shareholders who return this form of surrender.
3. **Part B** must be completed by shareholders who are emigrants from or non-residents of the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland (collectively, "the common monetary area") (see note 2 overleaf).
4. No receipts will be issued for documents of title lodged unless specifically requested. In compliance with the requirements of the JSE, lodging agents are required to prepare special transaction receipts, if requested.

Please also read notes on the reverse side hereof.

To: The transfer secretaries

By hand
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001

By post
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61763
Marshalltown, 2107

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed overleaf, in respect of my/our holding of shares in Liberty Life.

PART A

Holders of certificated Liberty Life shares must please complete all the blocks below and overleaf (in BLOCK CAPITALS).

Surname or Name of corporate body ______________________________

First names (in full) ______________________________

Title ______________________________

Address to which the replacement share certificate(s)/scheme consideration should be sent (if different from registered address).

Postal code ________ Country ________ Telephone number ( ) ________

Share certificates or other document of title surrendered

Name of registered holder (separate form for each holder)	Certificate number(s) (in numerical order)	Number of shares represented by each certificate
	Total	

Signature of Liberty Life shareholder	Stamp and address of agent lodging this form (if any)
Assisted by (if applicable)	
(State full name and capacity)	
Date 2004	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Signatories may be called upon for evidence of their authority or capacity to sign this form.

PART B

To be completed by all holders of certificated Liberty Life shares who are emigrants from and non-residents of the common monetary area (see notes 1 and 2 below).

The replacement share certificate and scheme consideration will be forwarded to the authorised dealer nominated below for its control. Accordingly, non-residents who are emigrants from the common monetary area must provide the following information.

Name of authorised dealer ______________________________

Account number ______________________________

Address ______________________________

Postal code ______________________________

If no nomination is made above, the replacement share certificate and scheme consideration will be held in trust by the transfer secretaries.

Signature of Liberty Life shareholder ______________________________

Date ______________________________ 2004

Telephone number ______________________________

Notes:

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the replacement share certificate and scheme consideration to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the replacement share certificate and scheme consideration (in the case of emigrants or non-residents) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. Replacement share certificates will not be sent to scheme members unless and until documents of title in respect of the relevant scheme shares have been surrendered to the transfer secretaries.
5. If a shareholder produces evidence to the satisfaction of Liberty Life that documents of title in respect of Liberty Life shares have been lost or destroyed, Liberty Life may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
6. If this form of surrender is not signed by the shareholder, the shareholder will be deemed to have irrevocably appointed the transfer secretaries of Liberty Life to implement the scheme member's obligation under the scheme on his/her behalf.
7. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE, lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form.
8. Any alteration to this form of surrender must be signed in full and not initialled.
9. If this form of surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof, must be sent with this form for noting (unless it has already been noted by Liberty Life or its transfer secretaries).
10. Where the shareholder is a company or a close corporation, unless it has already been registered with Liberty Life or its transfer secretaries, a certified copy of the director's or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Liberty Life.
11. Note 9 above does not apply in the event of this form bearing the stamp of broking member of the JSE.
12. Where Liberty Life shares are held jointly, any holder may sign, provided that if more than one of them purports to sign this form, the signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Liberty Life's register of members) will be accepted to the exclusion of that of the other holder/s.

"the participation record date"	the date and time on which the holder of Liberty Life shares must be recorded in the register as a shareholder to participate in the scheme and receive the scheme consideration, which record date was at 17:00 on Friday, 5 November 2004;
"the Registrar"	the Registrar of Companies;
"the replacement share certificate"	the share certificate, requested by those Liberty Life shareholders who wish to continue to hold their evidence of ownership in certificated form, representing the remaining balance of a shareholder's Liberty Life shares after such shareholder's scheme shares have been acquired by the empowerment subsidiaries in terms of the scheme;
"the scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Liberty Life between itself, the empowerment subsidiaries and the Liberty Life shareholders, in terms of which the empowerment subsidiaries will purchase each scheme share for the scheme consideration;
"the scheme circular"	the circular dated 10 September 2004, relating to the scheme, which was sent to Liberty Life shareholders;
"scheme consideration"	4850 cents payable in cash to each scheme participant in terms of the scheme for each scheme share disposed of by that scheme participant;
"the scheme meeting"	the meeting of scheme members convened by the Court in terms of section 311(2)(b) of the Companies Act, which was held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at 11:00 on Friday, 15 October 2004, at which meeting scheme members considered and voted in favour of the scheme;
"scheme participants"	each shareholder of Liberty Life recorded in the register on the participation record date, who disposed of his scheme shares and became entitled to receive the scheme consideration;
"scheme shares"	collectively, 9.32639% (or such number as may result from the rounding up or down, to the nearest whole number of fractions that may result from the repurchase of 9.32639% of the shares held by each Liberty Life shareholder in terms of the scheme) of the Liberty Life shares held by each scheme participant on the participation record date;
"South Africa"	the Republic of South Africa; and
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07), a private company incorporated in South Africa and the transfer secretaries of Liberty Life.

2. INTRODUCTION

Liberty Life shareholders are advised that:

- the scheme was approved by the requisite majority at the scheme meeting;
- the special and ordinary resolutions required to be passed by Liberty Life shareholders for the implementation of the scheme were duly passed at the general meeting and the special resolution was registered by the Registrar;
- the scheme was sanctioned by the Court on Tuesday, 26 October 2004;
- the Registrar of Long-term Insurance approved the purchase by the empowerment subsidiaries of the scheme shares in terms of the scheme;
- the Order of Court sanctioning the scheme was lodged with the Registrar on Wednesday, 27 October 2004 and registered by the Registrar on Thursday, 28 October 2004; and
- accordingly, all the conditions precedent to the scheme have been fulfilled and the scheme became operative on Monday, 8 November 2004.

3. **STOCK EXCHANGE LISTING**

The scheme shares listed on the JSE will not be cancelled or suspended.

4. **SURRENDER OF DOCUMENTS OF TITLE AND SETTLEMENT OF THE SCHEME CONSIDERATION**

Certificated scheme participants must surrender their documents of title in order to participate in the scheme, failing which, they will not receive the scheme consideration or be able to trade in Liberty Life shares. Certificated shareholders will be unable to trade with their old certificates from the operative date. In terms of the scheme, certificated scheme participants are entitled to receive the scheme consideration within five business days after the later of the operative date and receipt by the transfer secretaries of the relevant certificated scheme participant's documents of title.

If the relevant documents of title to the scheme shares have not been surrendered by any certificated scheme participant, ownership of that certificated scheme participant's scheme shares shall still be transferred to the empowerment subsidiaries but, the scheme consideration due to that scheme participant will be held in trust by the transfer secretaries on behalf of and for the benefit of the relevant scheme participant until claimed against delivery of the relevant documents of title but subject to a maximum period of three years from the operative date ("maximum period"). Any scheme consideration that may be returned undelivered shall be held in trust in the same way. If not claimed within the maximum period, such scheme consideration will be deemed to be forfeited to and for the benefit of Liberty Life, free of any encumbrance, lien, or other claim. No interest will accrue or be paid on any amount to a scheme participant arising from amounts held in trust.

The scheme consideration and the replacement share certificates will be posted by registered mail to certificated scheme participants' registered address at the risk of those scheme participants, by the transfer secretaries on behalf of Liberty Life within five business days of receipt of the share certificates or other documents of title together with the attached surrender form.

If documents of title relating to the scheme shares have been lost or destroyed, certificated scheme participants should nevertheless return the form of surrender duly signed and completed, together with evidence satisfactory to Liberty Life that the documents of title to the scheme shares have been lost or destroyed and an indemnity acceptable to Liberty Life (the cost of which shall be borne by the certificated scheme participant concerned).

5. **FORM OF SURRENDER**

A form of surrender *(pink)* was attached to the scheme circular dated 10 September 2004 distributed to Liberty Life shareholders, copies of which are available at the registered offices of Liberty Life (Liberty Centre, 1 Ameshoff Street, Braamfontein), Merrill Lynch South Africa (Proprietary) Limited (138 West Street, Sandown), The Standard Bank of South Africa Limited (3 Simmonds Street, Johannesburg) and the transfer secretaries during normal business hours. An additional form of surrender *(pink)* is attached to this circular for the convenience of certificated scheme participants who have not yet surrendered their documents of title.

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
8 November 2004

PRINTED BY INCE (PTY) LTD

2004-10-26 15:25:03
LIBERTY GROUP LIMITED - SANCTIONING OF THE SCHEME OF ARRANGEMENT
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL
ISIN: ZAE000024543
("Liberty Life")
SANCTIONING OF THE SCHEME OF ARRANGEMENT
Liberty Life shareholders ("shareholders") are referred to the announcements dated 15 July 2004, 10 September 2004, 6 October 2004 and 15 October 2004 and to the circular to shareholders dated 10 September 2004 ("the Circular") relating to Liberty Life"s proposal to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings and are advised that the scheme of arrangement in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, between Liberty Life, Liberty Life"s four wholly-owned subsidiaries and shareholders ("the scheme") was sanctioned by the High Court of South Africa (Witwatersrand Local Division) today, being Tuesday, 26 October 2004.
The remaining condition precedent is that a certified copy of the Order of Court sanctioning the scheme be registered by the Registrar of Companies ("Registrar"). It is expected that a certified copy of the Order of Court will be lodged with the Registrar on Wednesday, 27 October 2004 and registered by the Registrar on Friday, 29 October 2004.
The scheme will be implemented according to the timetable contained in the Circular and the announcements dated 10 September 2004 and 15 October 2004.
Shareholders are reminded that the last day to trade to participate in the scheme will be Friday, 29 October 2004 and the operative date of the scheme will be Monday, 8 November 2004.
Johannesburg
26 October 2004
Investment bank and sponsor
Standard Bank
Independent financial adviser
JPMorgan
Lead sponsor
Merrill Lynch
Attorneys
Werksmans
Independent reporting accountants
PricewaterhouseCoopers
Date: 26/10/2004 03:25:06 PM Produced by the JSE SENS Department

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life")

RESULTS OF THE GENERAL MEETING AND THE SCHEME MEETING

1. INTRODUCTION

Liberty Life shareholders ("shareholders") are referred to the announcements dated 15 July 2004, 10 September 2004 and 6 October 2004 and the circular to shareholders dated 10 September 2004 ("the Circular") relating to Liberty Life's proposal to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings ("black partners") and are advised that:

1.1 At the general meeting held today, Friday, 15 October 2004, the following resolutions were passed:

1.1.1 the special resolution required in accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") for the acquisition by Liberty Life's four empowerment subsidiaries ("empowerment subsidiaries"), in terms of section 89 of the Companies Act No 61 of 1973, as amended ("the Companies Act"), of Liberty Life shares in terms of the scheme;

1.1.2 the ordinary resolutions:

1.1.2.1 approving the disposal by Liberty Life of the ordinary shares held by it in the empowerment subsidiaries to the black partners;

1.1.2.2 approving the donation by Lexshell 615 (Proprietary) Limited of 100 Liberty Life shares to each agent of Liberty Life for the purposes of the general staff scheme described in the Circular;

1.1.2.3 amending the terms of the Liberty Life Association of Africa Limited Share Trust, which authorises the sale of Liberty Life shares held by that trust for the purposes of the general staff scheme described in the Circular; and

1.1.2.4 authorising the directors of Liberty Life to do all such things as may be necessary to give effect to the special resolution and ordinary resolutions mentioned above.

1.2 The scheme of arrangement in terms of section 311 of the Companies Act, between Liberty Life, the empowerment subsidiaries and Liberty Life's shareholders ("the scheme") for the acquisition by the empowerment subsidiaries has been approved by the requisite majority of votes at the scheme meeting held today, Friday, 15 October 2004. Scheme members present in person or represented by proxy holding 247 603 521 Liberty Life shares voted in favour of the scheme, which votes represent 99.75% of the total number of votes exercised by the scheme members present either in person or represented by proxy at the scheme meeting.

1.3 The special resolution referred to in paragraph 1.1.1 above will be lodged with the Registrar of Companies for registration. If the special resolution is registered by the Registrar of Companies, application will be made to the High Court of South Africa (Witwatersrand Local Division) ("the Court"), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, to sanction the scheme on Tuesday, 26 October 2004 at 10:00 or as soon thereafter as Counsel may be heard.

2. PARTICIPATION BY BLACK NON-EXECUTIVE DIRECTORS

As would be expected with a transaction of this significance, Liberty Life has had welcome communication with shareholders, analysts and other interested parties on its proposed black ownership initiative. One of the elements of the discussions related to the voting mechanism for the intended participation of black non-executive directors in the black ownership initiative. Black non-executive directors are defined in the Circular as "current and future black non-executive directors on the board of Liberty Life that are not involved in the day-to-day management of Safika Holdings (Proprietary) Limited or Shanduka Group (Proprietary) Limited". In the interests of improving corporate governance, Liberty Life undertakes that the eventual participation of the current black non-executive directors in the black ownership initiative will be subject to an additional approval of shareholders in a further general meeting. This process will be consistently applied to any future black non-executive directors participating in the initiative.

3. IMPORTANT DATES AND TIMES

	2004
Court hearing to sanction the proposed scheme at 10:00, on	Tuesday, 26 October
Announcement on SENS regarding the sanctioning of the proposed scheme, on	Tuesday, 26 October
Announcement in the press regarding the sanctioning of the proposed scheme, on	Wednesday, 27 October
If the proposed scheme is sanctioned and implemented:	
Last day to trade to participate in the scheme	Friday, 29 October
Shares trade "ex" the scheme consideration	Monday, 1 November
Participation record date on which members must be recorded in the register to be scheme participants and so become entitled to receive the scheme consideration, at 17:00, on	Friday, 5 November
Operative date of the scheme	Monday, 8 November
The scheme consideration expected to be transferred or posted (as the case may be) (against the surrender of existing share certificates) and new share certificates expected to be posted to certificated shareholders, on or within five days after	Monday, 8 November
Safe custody accounts to be updated and accounts credited at the Central Securities Depository Participant or broker in the case of shareholders who have dematerialised their Liberty Life shares, on	Monday, 8 November

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be published on SENS and in the press.
2. Shareholders may not dematerialise or rematerialise their existing Liberty Life shares after Friday, 29 October 2004.
3. New share certificates may be dematerialised or rematerialised after Monday, 8 November 2004.

4. CONDITION PRECEDENT

If the Court sanctions the scheme, the only remaining condition precedent to which the scheme will be subject, will be the registration of the Order of Court sanctioning the scheme by the Registrar of Companies.

5. CHAIRPERSON'S REPORT

Copies of the Chairperson's report to the Court on the scheme meeting will be available to any shareholder on request, free of charge, from Monday, 18 October 2004 until Tuesday, 26 October 2004 during normal business hours at the registered office of Liberty Life, 1 Ameshoff Street, Braamfontein.

6. FURTHER ANNOUNCEMENT

A further announcement regarding the outcome of the application to the Court will be made to shareholders in due course.

Johannesburg
15 October 2004

Investment bank and sponsor — Standard Bank

Independent financial adviser — JPMorgan

Lead sponsor — Merrill Lynch

Attorneys

Independent reporting accountants — PricewaterhouseCoopers
PricewaterhouseCoopers Inc.

2004-10-15 14:20:23
Liberty Group Limited - RESULTS OF THE GENERAL MEETING AND THE SCHEME MEETING
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL
ISIN: ZAE000024543
("Liberty Life")

RESULTS OF THE GENERAL MEETING AND THE SCHEME MEETING

1. INTRODUCTION

Liberty Life shareholders ("shareholders") are referred to the announcements dated 15 July 2004, 10 September 2004 and 6 October 2004 and the circular to shareholders dated 10 September 2004 ("the Circular") relating to Liberty Life"s proposal to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings ("black partners") and are advised that:

1.1 At the general meeting held today, Friday, 15 October 2004, the following resolutions were passed:

1.1.1 the special resolution required in accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") for the acquisition by Liberty Life"s four empowerment subsidiaries ("empowerment subsidiaries"), in terms of section 89 of the Companies Act No 61 of 1973, as amended ("the Companies Act"), of Liberty Life shares in terms of the scheme;

1.1.2 the ordinary resolutions:

1.1.2.1 approving the disposal by Liberty Life of the ordinary shares held by it in the empowerment subsidiaries to the black partners;

1.1.2.2 approving the donation by Lexshell 615 (Proprietary) Limited of 100 Liberty Life shares to each agent of Liberty Life for the purposes of the general staff scheme described in the Circular;

1.1.2.3 amending the terms of the Liberty Life Association of Africa Limited Share Trust, which authorises the sale of Liberty Life shares held by that trust for the purposes of the general staff scheme described in the Circular; and

1.1.2.4 authorising the directors of Liberty Life to do all such things as may be necessary to give effect to the special resolution and ordinary resolutions mentioned above.

1.2 The scheme of arrangement in terms of section 311 of the Companies Act, between Liberty Life, the empowerment subsidiaries and Liberty Life"s shareholders ("the scheme") for the acquisition by the empowerment subsidiaries has been approved by the requisite majority of votes at the scheme meeting held today, Friday, 15 October 2004. Scheme members present in person or represented by proxy holding 247 603 521 Liberty Life shares voted in favour of the scheme, which votes represent 99.75% of the total number of votes exercised by the scheme members present either in person or represented by proxy at the scheme meeting.

1.3 The special resolution referred to in paragraph 1.1.1 above will be lodged with the Registrar of Companies for registration. If the special resolution is registered by the Registrar of Companies, application will be made to the High Court of South Africa (Witwatersrand Local Division) ("the Court"), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, to sanction the scheme on Tuesday, 26 October 2004 at 10:00 or as soon thereafter as Counsel may be heard.

2. PARTICIPATION BY BLACK NON-EXECUTIVE DIRECTORS

As would be expected with a transaction of this significance, Liberty Life has had welcome communication with shareholders, analysts and other interested parties on its proposed black ownership initiative. One of the elements of the discussions related to the voting mechanism for the intended participation of black non-executive directors in the black ownership initiative. Black non-executive directors are defined in the Circular as "current and future black non executive directors on the board of Liberty Life that are not involved in the day-to-day management of Safika Holdings (Proprietary) Limited or Shanduka Group (Proprietary) Limited". In the interests of improving corporate governance, Liberty Life undertakes that the eventual participation of the current black non executive directors in the black ownership initiative will be subject to an additional approval of shareholders in a further general meeting. This process will be consistently applied to any future black non-executive directors participating in the initiative.

3. IMPORTANT DATES AND TIMES

Court hearing to sanction the proposed scheme at 10:00, on	Tuesday, 26 October
Announcement on SENS regarding the sanctioning of the proposed scheme, on	Tuesday, 26 October
Announcement in the press regarding the sanctioning of the proposed scheme, on	Wednesday, 27 October
If the proposed scheme is sanctioned and implemented:	
Last day to trade to participate in the scheme	Friday, 29 October
Shares trade "ex" the scheme consideration	Monday, 1 November
Participation record date on which members must be recorded in the register to be scheme participants and so become entitled to receive the scheme consideration, at 17:00, on	Friday, 5 November
Operative date of the scheme	Monday, 8 November
The scheme consideration expected to be transferred or posted (as the case may be) (against the surrender of existing share certificates) and new share certificates expected to be posted to certificated shareholders, on or within five days after	Monday, 8 November
Safe custody accounts to be updated and accounts credited at the Central Securities Depository Participant or broker in the case of shareholders who have dematerialised their Liberty Life shares, on	Monday, 8 November

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be published on SENS and in the press.
2. Shareholders may not dematerialise or rematerialise their existing Liberty Life shares after Friday, 29 October 2004.
3. New share certificates may be dematerialised or rematerialised after Monday, 8 November 2004.

4. CONDITION PRECEDENT

If the Court sanctions the scheme, the only remaining condition precedent to which the scheme will be subject, will be the registration of the Order of Court sanctioning the scheme by the Registrar of Companies.

5. CHAIRPERSON"S REPORT

Copies of the Chairperson"s report to the Court on the scheme meeting will be available to any shareholder on request, free of charge, from Monday, 18 October 2004 until Tuesday, 26 October 2004 during normal business hours at the registered office of Liberty Life, 1 Ameshoff Street, Braamfontein.

6. FURTHER ANNOUNCEMENT

A further announcement regarding the outcome of the application to the Court will be made to shareholders in due course.

Johannesburg
15 October 2004

Investment bank and sponsor
Standard Bank

Independent financial adviser
JP Morgan

Lead sponsor
Merrill Lynch

Attorneys
Werksmans

Independent reporting accountants
PricewaterhouseCoopers

Date: 15/10/2004 02:20:31 PM Produced by the JSE SENS Department

2004-10-06 15:13:07
Liberty Life - The Proposed Introduction Of Direct Black Share Ownership In Liberty Life
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL
ISIN: ZAE000024543
("Liberty Life")
THE PROPOSED INTRODUCTION OF DIRECT BLACK SHARE OWNERSHIP IN LIBERTY LIFE
Liberty Life shareholders are referred to the announcements dated 15 July 2004 and 10 September 2004 and the circular to shareholders dated 10 September 2004 relating to Liberty Life"s proposal to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings. As set out in these announcements and the circular to shareholders, Liberty Life has proposed a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("Companies Act"), between Liberty Life, the empowerment subsidiaries and Liberty Life"s shareholders ("the scheme") for the acquisition by the empowerment subsidiaries, in terms of section 89 of the Companies Act, of 25 796 145 Liberty Life shares on a pro rata basis from Liberty Life shareholders recorded as such in the register at 17:00 on Friday, 5 November 2004 for a consideration of 4850 cents per Liberty Life share.
The number of Liberty Life shares in issue shown in the circular to shareholders dated 10 September 2004 was the number of Liberty Life shares in issue as at Wednesday, 1 September 2004, being the last practicable date prior to the printing of the circular. The number of Liberty Life shares, as detailed in the announcement released on SENS on Tuesday, 5 October 2004, has increased to 276 592 907, as a result of 745 179 Liberty Life shares being issued due to the exercise of share options granted in terms of the Liberty Life Share Incentive Schemes. As a consequence of this issue of Liberty Life shares, the final repurchase ratio for the implementation of the purchase by the empowerment subsidiaries of Liberty Life shares in terms of the scheme will change from 9.35 to 9.32639 shares for every 100 Liberty Life shares held by each Liberty Life shareholder.
This change in the final repurchase ratio (and the amendments to the terms of the scheme and special resolution contained in the abovementioned circular in order to reflect that change) will be tabled for the consideration of Liberty Life shareholders at the general meeting to be held at 10:00 on Friday, 15 October 2004 at the Liberty Conference Centre, 1 Anerley Road, Parktown and the scheme meeting to be held at 11:00 on Friday, 15 October 2004 at the Liberty Conference Centre, 1 Anerley Road, Parktown. Shareholders who would like a copy of those amendments to the scheme and the special resolution should contact the Liberty Life Group Secretary, Vincent Barnard, on (011) 408-4014 or by e-mail at vincent.barnard@liberty.co.za.
Shareholders who intend to grant proxies for the casting of votes on their behalf at the general meeting or scheme meeting should therefore be careful to ensure that they do not restrict the proxy from approving the abovementioned changes (and should therefore not delete the words "with modification" on the proxy form for the scheme meeting contained in the abovementioned circular) unless they specifically intend to do so.
Johannesburg
6 October 2004
Investment bank and sponsor
Standard Bank
Lead sponsor
Merrill Lynch
Attorneys
Werksmans
Reporting accountants and auditors
PWC
Independent financial adviser
JPMorgan
Date: 06/10/2004 03:13:10 PM Produced by the JSE SENS Department

2004-10-05 12:20:55
LIBERTY GROUP LIMITED - INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES
Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Alpha Code: LGL
Issuer Code: LIBU
ISIN No. : ZAE000024543
INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES
Notification is hereby given that Liberty Group Limited has issued 745 179 new ordinary shares of 10 cents each pursuant to the implementation of share options on 30 September 2004 in terms of the Liberty Group Limited Share Incentive Schemes.
Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 5 October 2004.
The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the above issue is 276 592 907 shares of 10 cents each.
Johannesburg
5 October 2004
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 05/10/2004 12:20:57 PM Produced by the JSE SENS Department

Exemption No. 82-54

2004-10-04 14:55:08
Liberty Group Limited - Dealing in securities by directors of listed companies
Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ZAE000024543
Dealing in securities by directors of listed companies
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of director:	H I Appelbaum
Name of company:	Liberty Group Limited
Date:	30 September 2004
Strike price and number of options:	7500 @ R36,44 per share 3704 @ R37,00 per share
Number of options implemented:	11204
Total value of securities at strike price:	R410 348,00
Class of securities:	Ordinary shares
Periods of exercise and/or vesting:	Options granted: 10 September 1998 @ R36,44 28 September 1999 @R37,00 Options exercised: 30 September 2004
Nature of transaction:	Exercise of share options
Nature and extent of director"s interest:	Direct Beneficial

Johannesburg
1 October 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 04/10/2004 02:55:14 PM Produced by the JSE SENS Department

EXEMPTION NO. 082394

2004-09-30 17:10:06
LIBERTY GROUP LIMITED - REDEMPTION OF LIBLIFE INTERNATIONAL B.V. - CONVERTIBL BONDS 2004

LIBERTY GROUP LIMITED
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
("the company")
Share Code: LGL
ISIN Code: ZAE000024543

REDEMPTION OF LIBLIFE INTERNATIONAL B.V. - CONVERTIBLE BONDS 2004

Shareholders of Liberty Group Limited are advised that on 30 September 2004 the company effected the redemption of all outstanding convertible bonds to the value of US$238 515 000 issued by its wholly-owned subsidiary, LibLife International B.V., pursuant to the terms of issue of the bonds in 1994.

Johannesburg
30 September 2004
Sponsor
Merrill Lynch

Date: 30/09/2004 05:10:07 PM Produced by the JSE SENS Department

2004-09-13 16:37:01
Standard Bank Group - Results Of The Scheme Meeting And The General Meeting
Standard Bank Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1969/017128/06)
Share code: SBK Namibian share code: SNB
ISIN: ZAE000038873
("Standard Bank Group" or "the Company")

RESULTS OF THE SCHEME MEETING AND THE GENERAL MEETING

1. INTRODUCTION

Further to the announcements dated 15 July 2004 and 18 August 2004 relating to the proposed facilitation by Standard Bank Group of the acquisition of an effective 10% interest in its South African banking operations by a broad-based grouping of black entities (referred to as the "black partners"), Standard Bank Group ordinary shareholders are advised that:

1.1 The scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act 1973 (Act 61 of 1973), as amended ("the Companies Act"), proposed by six wholly-owned subsidiaries of Standard Bank Group (referred to as the "SBG subsidiaries") and the trustees of the Standard Bank Group General Staff Share Trust ("General Staff Trust"), between Standard Bank Group and its ordinary shareholders, has been approved by the requisite majority of votes at the scheme meeting held today, Monday, 13 September 2004. Scheme members present in person or represented by proxy holding 983 233 528 Standard Bank Group ordinary shares voted in favour of the scheme, which votes represent 98.1% of the total number of votes exercisable by the scheme members present and voting either in person or represented by proxy at the scheme meeting.

1.2 At the general meeting held today, Monday, 13 September 2004, the following resolutions were passed:

1.2.1 the special resolution required in accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") for the acquisition by the SBG subsidiaries, in terms of section 89 of the Companies Act, of the Standard Bank Group ordinary shares in terms of the scheme;

1.2.2 the ordinary resolutions:

1.2.2.1 approving the disposal by Standard Bank Group of the ordinary shares held by it in the SBG subsidiaries to the black partners;

1.2.2.2 approving the general staff scheme for the benefit of certain employees of Standard Bank Group and its subsidiaries; and

1.2.2.3 authorising any director or the secretary or the chief financial officer of Standard Bank Group to do all such things as may be necessary to give effect to the resolutions mentioned above.

1.3 The special resolution referred to in paragraph 1.2.1 above will be lodged with the Registrar of Companies for registration. If the special resolution is registered by the Registrar of Companies, application will be made to the High Court of South Africa (Witwatersrand Local Division) ("the Court"), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, to sanction the scheme on Tuesday, 21 September 2004 at 10:00 or as soon thereafter as Counsel may be heard.

2. PARTICIPATION BY BLACK NON-EXECUTIVE DIRECTORS

As would be expected with a transaction of this significance, Standard Bank Group has had extensive and welcome communication with shareholders, analysts and other interested parties on its proposed black ownership initiative. One of the elements of discussion related to the voting mechanism for the intended participation of black non-executive directors in the black ownership initiative (black non-executive directors are defined in the circular to ordinary shareholders dated 18 August 2004 as "current and future black directors on the board who are not involved in the day-to-day management of the Company or any other subsidiary of the Group and excluding non-executive directors of the board who participate in the black ownership initiative other than as beneficiaries under the Managers Trust"). In the interests of improving corporate governance, Standard Bank Group undertakes that the eventual participation of the current black non-executive directors in the black ownership initiative will be subject to an additional approval of ordinary shareholders in a further general meeting.

This process will be consistently applied to any future black non-executive directors participating in the initiative.

3. IMPORTANT DATES AND TIMES

	2004
Court hearing to sanction the scheme on	Tuesday, 21 September
If the scheme is sanctioned and implemented:	
Announcement on SENS regarding the sanctioning of the scheme on	Tuesday, 21 September
Announcement in the press regarding the sanctioning of the scheme on	Wednesday, 22 September
Expected last day to trade Standard Bank Group ordinary shares on the JSE in order for ordinary shareholders to be eligible to receive the scheme consideration on (note 2)	Thursday, 23 September
Expected first day to trade Standard Bank Group ordinary shares on the JSE ex entitlement to the scheme consideration on	Monday, 27 September
Expected record date, being the date on which ordinary shareholders must be recorded on the register of members of Standard Bank Group in order to be scheme participants and so become entitled to receive the scheme consideration, at 17:00 on	Friday, 1 October
Expected operative date of the scheme, at the commencement of trading on the JSE (under new ISIN number ZAE000057378), on	Monday, 4 October
The scheme consideration expected to be transferred or posted (as the case may be), and new share certificates expected to be posted, to certificated scheme participants whose documents of title are received by the transfer secretaries of the Company before 12:00 on Friday, 1 October 2004, on or about	Monday, 4 October
or	
failing receipt of documents of title before 12:00 on Friday, 1 October 2004, within five business days of receipt thereof by the transfer secretaries of the Company	
The scheme consideration expected to be credited to the dematerialised scheme participants" accounts held at their CSDP or broker and share balances updated	Monday, 4 October

Notes

1. The abovementioned times and dates are South African times and dates, and are subject to change. Any such change will be published on SENS and in the press.
2. Shareholders may not dematerialise or rematerialise their Standard Bank Group ordinary shares after Thursday, 23 September 2004. Dematerialisation and rematerialisation of Standard Bank Group ordinary shares will recommence after Monday, 4 October 2004.

4. CONDITION PRECEDENT

If the Court sanctions the scheme, the only remaining condition precedent to which the scheme will be subject, will be the registration of the Order of Court sanctioning the scheme by the Registrar of Companies.

5. CHAIRPERSON"S REPORT

Copies of the Chairperson"s report to the Court on the scheme meeting will be available to any ordinary shareholder on request free of charge from Tuesday, 14 September 2004 until Tuesday, 21 September 2004 during normal business hours from the registered office of Standard Bank Group, 9th Floor, Standard Bank Centre, 5 Simmonds Street, Johannesburg and at the offices of the Investment Bank and joint sponsor, being The Standard Bank of South Africa Limited, 5th Floor, 3 Simmonds Street, Johannesburg.

6. FURTHER ANNOUNCEMENT

A further announcement regarding the outcome of the application to the Court will be made to shareholders in due course.

Johannesburg
13 September 2004
Investment bank and joint sponsor

Standard Bank
Independent financial adviser
JP Morgan
Independent lead sponsor
Deutsche Securities
Attorneys
Bowman Gilfillan
Joint independent reporting accountants
KPMG
and
PricewaterhouseCoopers
Date: 13/09/2004 04:37:05 PM Produced by the JSE SENS Department

2004-09-10 15:55:02
Liberty Group Limited - Further Details In Respect Of The Proposed Introductio Of Direct Black Share Ownership To Liberty Life
LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL   ISIN: ZAE000024543
("Liberty Life")
FURTHER DETAILS IN RESPECT OF THE PROPOSED INTRODUCTION OF DIRECT BLACK SHARE OWNERSHIP TO LIBERTY LIFE
1. INTRODUCTION
Liberty Life shareholders are referred to the announcement of 15 July 2004 relating to Liberty Life"s proposal to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings ("the black ownership initiative"). The participants of the black ownership initiative comprise:
* black strategic partners, being Safika Holdings (Proprietary) Limited and Shanduka Group (Proprietary) Limited (formerly known as Millennium Consolidated Investments (Proprietary) Limited);
* a black managers" trust formed for the benefit of current, as well as future, black managers of Liberty Life and its subsidiaries and black non-executive directors of Liberty Life ("the black managers" trust"); and
* a community trust formed for the benefit of community, regional and educational empowerment groupings,
(referred to as "the black partners").
Liberty Life has also proposed a general staff scheme ("the general staff scheme") in terms of which approximately 4 600 employees and agents of Liberty Life based in South Africa, (excluding the black managers who will participate in the black ownership initiative and white managers that participate in the existing share incentive scheme) ("qualifying staff"), will be awarded 100 Liberty Life ordinary shares ("Liberty Life shares") each, at no cost to them, which will be held by an employee trust ("the general staff scheme trust").
To facilitate the implementation of the black ownership initiative and the general staff scheme Liberty Life:
* has established four wholly-owned subsidiaries (collectively, "the empowerment subsidiaries"), whose sole purpose is to acquire and own Liberty Life shares;
* will propose a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), between Liberty Life and its shareholders ("the scheme") for the acquisition by the empowerment subsidiaries, in terms of section 89 of the Companies Act, of a total of approximately 25.8 million Liberty Life shares on a pro rata basis (the repurchase ratio being 9.35 Liberty Life shares for every 100 Liberty Life shares already held) from shareholders of Liberty Life for an ex-dividend consideration of 4850 cents per Liberty Life share ("the scheme consideration");
* will, upon the scheme becoming operative, subscribe for preference shares with a 20 year term in the capital of each of the empowerment subsidiaries at a total subscription price of approximately R1.3 billion; and
* will, after the implementation of the scheme, dispose of the ordinary shares in the empowerment subsidiaries to the black partners ("the subsidiary disposals").
The price of 4850 cents per Liberty Life share discussed above represents a discount of 4.9% to the Liberty Life closing share price on Friday, 9 July 2004 of 5100 cents. After taking into account the interim dividend to be paid to Liberty Life shareholders on 13 September 2004 of 162 cents per Liberty Life share, the effective discount to the Liberty Life closing share price on Friday, 9 July 2004 is 1.78%.
This announcement sets out additional details relating to:
* the important dates and times relating to the scheme;
* the pro forma financial effects of the black ownership initiative and the general staff scheme based on the unaudited interim results for the six-month period ended 30 June 2004;
* the meetings required to implement the black ownership initiative and the general staff scheme; and
* the circular to Liberty Life shareholders.
2. IMPORTANT DATES AND TIMES

	2004
Last day to trade Liberty Life shares in order to	

be recorded in the register to vote at the scheme meeting, on	Wednesday, 6 October
Voting record date to vote at the scheme meeting, on	Wednesday, 13 October
Last day to lodge forms of proxy for the general meeting by 10:00, on	Thursday, 14 October
Last day to lodge forms of proxy for the scheme meeting by 11:00, on	Thursday, 14 October
General meeting to be held at 10:00 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, on	Friday, 15 October
Scheme meeting to be held at 11:00 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, on	Friday, 15 October
Announcement of results of general meeting and scheme meeting on SENS, on	Friday, 15 October
Announcement of results of general meeting and scheme meeting in the press, on	Monday, 18 October
Court hearing to sanction the proposed scheme, on	Tuesday, 26 October
Announcement on SENS regarding the sanctioning of the proposed scheme, on	Tuesday, 26 October
Announcement in the press regarding the sanctioning of the proposed scheme, on	Wednesday, 27 October
If the proposed scheme is sanctioned and implemented:	
Last day to trade to participate in the scheme	Friday, 29 October
Shares trade ex the scheme consideration	Monday, 1 November
Participation record date on which members must be recorded in the register to become scheme participants and so become entitled to receive the scheme consideration, on	Friday, 5 November
Operative date of the scheme	Monday, 8 November
The scheme consideration expected to be transferred or posted (as the case may be) (against the surrender of existing share certificates) and new share certificates expected to be posted to certificated shareholders, on or within 5 days after	Monday, 8 November
Safe custody accounts to be updated and accounts credited at the Central Securities Depository Participant or broker in the case of shareholders who have dematerialised their Liberty Life shares, on	Monday, 8 November

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be published on SENS and in the press.
2. If the general meeting and the scheme meeting are adjourned or postponed, forms of proxy must be received by no later than 24 hours prior to the time of the adjourned or postponed general and scheme meeting.
3. Shareholders may not dematerialise or rematerialise their existing Liberty Life shares after Friday, 29 October 2004.
4. New share certificates may be dematerialised or rematerialised after Monday, 8 November 2004.

3. FINANCIAL EFFECTS

The pro forma financial effects set out below have been prepared to assist Liberty Life shareholders to assess the impact of the black ownership initiative and the general staff scheme on the earnings per share ("EPS"), headline earnings per share ("HEPS"), net asset value ("NAV") per share, tangible net asset value ("TNAV") per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover. These pro forma financial effects have been disclosed in terms of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") and do not constitute a representation of the future financial position of Liberty Life on implementation of the black ownership initiative and the general staff scheme and any benefits which may flow there from. The Liberty Life board of directors is responsible for the pro forma financial effects, which are provided for illustrative purposes only and, as a result, may not fairly present Liberty

Life"s financial position, changes in equity, results of operations or cash flows.

	Before the black ownership initiative and the general staff scheme(1)	After the black ownership initiative and the general staff scheme (4)	Percentage change
EPS (cents)	181.3	172.6(2)	(4.8)
HEPS (cents)	167.2	157.1(2)	(6.0)
NAV per share (cents)	3 234.5	3 049.5(3)	(5.7)
TNAV per share (cents)	3 144.3	2 950.0(3)	(6.2)
Embedded value per share (cents)	5 759.4	5 834.8(3)	1.3
Total return on equity (%)(5)	11.3	10.5(2)	(7.1)
Headline return on equity (%)(5)	10.4	9.6(2)	(7.7)
Capital adequacy requirement cover (times)	2.5	2.2(3)	

Notes:

1. The EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover Before the black ownership initiative and the general staff scheme are based on the unaudited interim results for the 6 months ended 30 June 2004. In respect of EPS, HEPS, total return on equity and headline return on equity, the weighted average number of Liberty Life shares in issue, as per the unaudited interim results for the 6 months ended 30 June 2004, of 275.3 million was used. In respect of NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover, the number of Liberty Life shares in issue at 30 June 2004 as per the unaudited interim results for the 6 months ended 30 June 2004, of 275.8 million was used. The Liberty Life shares held in the Liberty Life Share Trust and Lexshell 615 Investments (Proprietary) Limited ("Lexshell 615") as at 30 June 2004, were not classed as treasury shares and there were no other treasury shares at that date.
2. The EPS, HEPS, total return on equity and headline return on equity After the black ownership initiative and the general staff scheme are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 1 January 2004 using 249.5 million shares in issue (275.3 million weighted average Liberty Life shares in issue as per the unaudited interim results for the 6 months ended 30 June 2004 less 25.8 million shares owned by the black partners).
3. NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover After the black ownership initiative and the general staff scheme are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 30 June 2004 using 250.0 million shares in issue (275.8 million shares in issue as per the unaudited interim results for the six months ended 30 June 2004 less 25.8 million Liberty Life shares owned by the black partners).
4. The After the black ownership initiative and the general staff scheme column reflected above, is calculated based on the following assumptions:
- Liberty Life, through its empowerment subsidiaries, acquires 25.8 million Liberty Life shares at 4850 cents per Liberty Life share in terms of the scheme. The pro rata share repurchase is funded by approximately R1.3 billion of capital in Liberty Life;
- the pro rata share repurchase is debited to an empowerment reserve;
- dividends on preference shares paid by the empowerment subsidiaries to Liberty Life equal the dividends on the Liberty Life shares, paid to the empowerment subsidiaries;
- the pro rata repurchase of approximately R1.3 billion is financed from shareholders" funds through Liberty Life"s existing available cash and near cash, which would have earned an after-tax return of 4.1 % per annum;
- an assumed cost-to-company expense of R33.4 million relating to the general staff scheme, which will be used by employees to acquire approximately 265 700 treasury shares and which will be used by Liberty Life agents to pay any tax payable by them in respect of the donation to them of approximately 194 300 shares (shares held by a wholly-owned subsidiary of Liberty Life, Lexshell 615 and/or the Liberty Life Share Trust) and from which the loan from Liberty Life to Lexshell 615 will be written off. It is assumed that the expense relating to the general staff scheme will fully impact headline earnings; and

- the estimated costs of R22.5 million associated with the black ownership initiative and general staff scheme have been taken into consideration in the calculation of the pro forma financial effects.
5. Return on equity is based on average shareholders" funds for the period.
4. THE SCHEME MEETING, THE GENERAL MEETING AND THE CIRCULAR
4.1 The general meeting
A general meeting will be held at 10:00 on Friday, 15 October 2004 (or at a later time or date to which the general meeting may be adjourned or postponed) at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, for the purposes of considering and, if deemed fit, passing, with or without amendment, the special resolution necessary to implement the pro rata share repurchase, and the ordinary resolutions necessary to implement the general staff scheme and subsidiary disposals.
4.2 The scheme meeting
The scheme meeting will be held at 11:00 on Friday, 15 October 2004 at 11:00 (or ten minutes after the conclusion of the general meeting of the shareholders of Liberty Life to be held at 10:00 on the same date and at the same venue, or

2004-09-10 15:55:02

any adjournment thereof, whichever is the later) at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, at which shareholders will be asked to consider and, if deemed fit, approve the scheme.
4.3 The circular
A document setting out details of the black ownership initiative and the general staff scheme was posted to Liberty Life shareholders today.
Johannesburg
10 September 2004
Investment bank and sponsor
STANDARD BANK
Independent financial adviser
J P MORGAN
Lead sponsor
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa
Attorneys
Werksmans Incorporated
(Registration number 1990/007215/21)
Reporting accountants and auditors
PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants & Auditors
(Registration no. 1998/012055/21)
Date: 10/09/2004 03:55:19 PM Produced by the JSE SENS Department

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action to take, you should consult your banker, broker, attorney, accountant or other professional adviser immediately.

The definitions and interpretations on pages 4 to 11 of this circular apply throughout this document (but not to the scheme document and its annexures, the notice of the scheme meeting and the notice of the general meeting, which contain their own definitions).

Action required

1. If you have disposed of all your shares in Liberty Life, please forward this document to the purchaser of such shares or to the banker, stockbroker or other agent through whom you disposed of such shares.
2. Full details of the action required by shareholders regarding the general meeting and scheme meeting are set out on pages 68 and 69 and 21, respectively, of this circular.

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

THIS CIRCULAR CONTAINS DOCUMENTS RELATING TO:

- **the acquisition by four wholly-owned subsidiaries of Liberty Life of an aggregate of 9.35% of Liberty Life's issued shares, from all Liberty Life shareholders, on a *pro rata* basis, for a consideration of 4850 cents per Liberty Life share so acquired by way of a scheme of arrangement in terms of section 311 of the Companies Act;**
- **the disposal of the entire issued ordinary share capital of those subsidiaries to the following broad-based black groupings:**
  - **Safika Holdings (Proprietary) Limited;**
  - **Shanduka Group (Proprietary) Limited (formerly known as Millennium Consolidated Investments (Proprietary) Limited);**
  - **the black managers' trust;**
  - **the community trust; and**
- **the disposal by Liberty Life of approximately 460 000 treasury shares for the purposes of the general staff scheme;**

and includes:

- **a notice of scheme meeting and notice in terms of section 38(1)(a)(ii) of the Long-term Insurance Act (yellow);**
- **a statement in terms of section 312(1)(a)(i) of the Companies Act, which explains the provisions and effect of the scheme (yellow);**
- **the provisions of the scheme of arrangement in terms of section 311 of the Companies Act (yellow);**
- **the Order of Court convening the scheme meeting (yellow);**
- **statements in terms of section 312(1)(a)(ii) and (iii) of the Companies Act, which explain the financial effects of the black ownership initiative and the general staff scheme and disclose directors' material interests;**
- **details of the transaction relating to the disposal by Liberty Life of approximately 460 000 treasury shares for the purpose of the general staff scheme;**
- **a notice of general meeting;**
- **a form of proxy in respect of the scheme meeting (blue) (may only be completed by certificated shareholders, dematerialised shareholders who are nominees and dematerialised shareholders who are beneficial shareholders and have own name registration);**
- **a form of surrender (pink) (to be completed by certificated shareholders only); and**
- **a form of proxy in respect of the general meeting (green) (may only be completed by certificated shareholders, dematerialised shareholders who are nominees and dematerialised shareholders who are beneficial shareholders and have own name registration).**

Investment bank and sponsor

Standard Bank

Lead sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Attorneys

WERKSMANS
INCORPORATED
(Reg. No. 1990/007215/21)

Reporting accountants and auditors

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Independent financial adviser

JPMorgan

This document is available in English only. Copies may be obtained from the registered office of Liberty Life, the investment bank and sponsor and the transfer secretaries whose addresses are set out in the "Corporate information and advisers" section of this document.

Date of issue: 10 September 2004

CORPORATE INFORMATION AND ADVISERS

Secretary and registered office of Liberty Life

V E Barnard (BComm)
Liberty Centre
1 Ameshoff Street
Braamfontein, 2001
(PO Box 10499, Johannesburg, 2000)

Investment bank and sponsor

The Standard Bank of South Africa Limited
3 Simmonds Street
Johannesburg, 2001
(PO Box 61771, Marshalltown, 2107)

Lead sponsor

Merrill Lynch South Africa (Proprietary) Limited
138 West Street
Sandown, 2196
(PO Box 651987, Benmore, 2010)

Independent financial adviser

JPMorgan Chase Bank
Johannesburg branch
1 Fricker Road, Corner Hurlingham Road
Illovo, Johannesburg, 2196
(Private Bag X9936, Sandton, 2146)

Date of incorporation of Liberty Life

10 September 1957

Place of incorporation of Liberty Life

Pretoria

Attorneys

Werksmans Inc.
155 – 5th Street
Sandown
Sandton, 2196
(Private Bag 10015, Sandton, 2146)

Transfer secretaries

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Reporting accountants and auditors

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
2 Eglin Road
Sunninghill, 2157
(Private Bag X36, Sunninghill, 2157)

TABLE OF CONTENTS

GENERAL OVERVIEW

The definitions and interpretations on pages 4 to 11 of this document apply to this section on the general overview.

1. INTRODUCTION

1.1 Liberty Life shareholders are referred to the announcement in the press and on SENS on 15 July 2004, in terms of which Liberty Life announced its intention to enter into a series of transactions involving the acquisition by broad-based black groupings namely, Safika, Shanduka, the black managers' trust and the community trust of an effective 10% interest in Liberty Life's South African operations. As a mechanism to facilitate the implementation of the black ownership initiative, Liberty Life is proposing the scheme which, on becoming operative, will result in the empowerment subsidiaries of Liberty Life acquiring 9.35% of the issued share capital of Liberty Life from all existing Liberty Life shareholders, on a *pro rata* basis, for a cash consideration of 4850 cents per share. Liberty Life shareholders will retain the right to receive the interim dividend of 162 cents declared by Liberty Life.

If the scheme becomes operative, the empowerment subsidiaries will collectively acquire Liberty Life shares from current Liberty Life shareholders at a repurchase ratio of 9.35 Liberty Life shares for every 100 Liberty Life shares held by such Liberty Life shareholders on the participation record date. A table of entitlement is contained in Annexure A to the scheme document.

1.2 In order to complete the black ownership initiative, Liberty Life has, subject to the implementation of the scheme, agreed to dispose of all of the ordinary shares it holds in the empowerment subsidiaries to the black partners immediately after implementation of the scheme. As a result of Liberty Life capitalising the empowerment subsidiaries with preference share capital in terms of the scheme, the empowerment subsidiaries will own Liberty Life shares with a corresponding preference share liability and the respective black partners will acquire the relevant empowerment subsidiaries from Liberty Life for R1.00 each.

1.3 In addition, subject to the conditions precedent set out in paragraph 4.1 of the explanatory statement, Liberty Life will propose the general staff scheme, in terms of which approximately 4 600 qualifying staff will be awarded 100 Liberty Life shares each, at no cost to them. The general staff scheme will use existing Liberty Life treasury shares and the JSE Listings Requirements will therefore be applied as if new Liberty Life shares were being issued to qualifying staff.

1.4 The purpose of this circular is to convene the scheme meeting (as ordered by the Court) and the general meeting and to provide shareholders with information relating to the black ownership initiative and the general staff scheme in order to enable shareholders to consider and, if deemed fit, approve the scheme and the resolutions contained in the notice of general meeting.

1.5 Notice, full details and an explanation of the scheme are set out in the yellow pages of this circular.

1.6 Full details of the general staff scheme are set out on pages 55 to 58 of this circular.

1.7 Additional information regarding Liberty Life, the black ownership initiative and the general staff scheme is contained in the remainder of this circular.

1.8 The scheme involves a *pro rata* repurchase of Liberty Life shares by the empowerment subsidiaries and therefore requires the approval of shareholders. In addition, Liberty Life is proposing:

- a resolution approving the disposal of the ordinary shares it holds in the empowerment subsidiaries to the black partners as part of the black ownership initiative; and
- the resolutions necessary to authorise the disposal of the treasury shares for the purposes of the general staff scheme.

In terms of the requirements of the JSE, in order to be effective, the resolution to approve the disposal of the treasury shares requires a 75% majority of the votes to be cast in favour of the resolution by those Liberty Life shareholders present or represented at the general meeting and voting on the resolution.

These resolutions are set out in the notice of general meeting on page 67 of this circular.

2. THE GENERAL MEETING

The notice of the general meeting is included on page 67 of this circular. A general meeting will be held at 10:00 on Friday, 15 October 2004 (or at a later time or date to which the general meeting may be adjourned or postponed) at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg for the purposes of considering and, if deemed fit, passing, with or without amendment, the special resolution necessary to implement the *pro rata* share repurchase, and the resolutions necessary to implement the general staff scheme and subsidiary disposals.

3. THE SCHEME MEETING

The notice convening the scheme meeting is included on page 13 of this circular. The scheme meeting will be held at 11:00 on Friday, 15 October 2004 (or, if later, ten minutes after the general meeting of the shareholders of Liberty Life convened to be held at 10:00 on the same date, at the same venue, or any adjournment of that meeting, shall have been concluded) at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at which shareholders will be asked to consider and, if deemed fit, approve the scheme.

DEFINITIONS AND INTERPRETATIONS

In this document and the annexures hereto, excluding the scheme document and the annexures thereto, the notice of the scheme meeting and the notice of the general meeting, which contain their own definitions, unless the context indicates otherwise, reference to the singular shall include the plural and *vice versa* and words denoting one gender include the others. Expressions denoting natural persons include juristic persons and associations of persons and *vice versa* and the words in the first column have the meanings stated opposite them in the second column, as follows:

"agents"	agents of Liberty Life who render services in connection with insurance policies underwritten by Liberty Life;
"the allocation committee"	an internal Liberty Life committee, tasked with formulating the criteria to determine the equitable participation of black managers and black non-executive directors in the black managers' trust;
"BEE"	black economic empowerment;
"black company"	a "black company" as defined in paragraph 2.7 of the Charter;
"black managers"	"management" as defined in paragraph 2.30 of the Charter;
"black managers' trust"	the Katleho Managers Trust (Masters reference number IT 7330/2004), being a broad-based trust established for the benefit of current and future black managers of the Liberty Life group and black non-executive directors of Liberty Life;
"black non-executive directors"	current and future black non-executive directors on the board of Liberty Life that are not involved in the day-to-day management of Safika or Shanduka;
"the black ownership initiative"	the initiative by Liberty Life to empower the South African operations of Liberty Life, which will result in Liberty Life achieving direct ownership points, by the transfer of 9.35% of Liberty Life's issued share capital to the empowerment subsidiaries in terms of the scheme and the subsequent subsidiary disposals of the ordinary share capital of the empowerment subsidiaries to the black partners, set out in the general overview on page 2 of this circular;
"the black partners"	collectively, Safika, Shanduka, the black managers' trust and the community trust, being the broad-based black groupings acquiring the sale shares in Stratco 1, Stratco 2, Staffco and Commco, respectively;
"black people"	"black people" as defined in paragraph 2.10 of the Charter;
"the board"	the board of directors of Liberty Life;
"bonuses"	bonuses payable to Liberty Life employees and commissions payable to agents, who qualify as qualifying staff for the general staff scheme;
"broker"	any person registered as a "broking member (equities)" in terms of the Rules of the JSE made in accordance with the provisions of the Stock Exchange Control Act No 1 of 1985, as amended;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;

"cash consideration"	the aggregate cash consideration in rands, of approximately R1.3 billion, for the *pro rata* share repurchase of 9.35% of the issued Liberty Life share capital payable by the empowerment subsidiaries;
"certificated scheme participant"	a scheme participant who holds certificated shares;
"certificated shares"	Liberty Life shares which are not dematerialised shares;
"the Charter"	the Financial Sector Charter adopted by the financial sector (as defined in paragraph 2.25 of the Charter) on 17 October 2003;
"the Charter Council"	the Charter Council to be established in terms of paragraph 15.1 of the Charter;
"Charter event"	any amendment, modification, replacement or novation of the Charter or the scorecard or the coming into effect of any of the laws of the Republic of South Africa or any action of any relevant authority or any action of an empowerment subsidiary, a black partner or certain direct or indirect stakeholders in that black partner: – which occurs at any time during the period between the effective date and 1 January 2015 and which results or is likely to result in any loss by the Liberty Life group of any benefit in terms of the Charter which it enjoyed immediately prior to the occurrence of the event in question; – which occurs at any time during the period commencing on the signature date of the shareholders' agreement and terminating on the effective date and which would have resulted or would have been likely to have resulted in any loss by the Liberty Life group of any Charter benefit in terms of the Charter which it would have enjoyed prior to the occurrence of the event in question had the effective date occurred prior to the occurrence of the event; or – which occurs at any time during the period between the effective date and 1 January 2015 and which will result in any loss by the Liberty Life group of any benefit in terms of the Charter which it enjoyed prior to the occurrence of the event in question if there were to be any disposal, prior to 1 January 2015, by an empowerment subsidiary of any of its Liberty Life shares or by the black partner of any of the sale shares or by any direct or indirect stakeholder of that black partner of their respective interests in the black partner;
"Commco"	Lexshell 623 Investments (Proprietary) Limited (Registration number 2004/011196/07), a private company incorporated in South Africa, being a special purpose vehicle, which is a wholly-owned subsidiary of Liberty Life, which has been acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to purchase 1.87% of the issued share capital of Liberty Life;
"the common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"the community trust"	the Katleho Community Trust (Masters reference number IT 7329/2004), being a broad-based trust established for the benefit of community, regional and educational empowerment groupings;
"the conditions precedent"	the conditions precedent set out in paragraph 4.1 of the explanatory statement;
"the Companies Act"	the Companies Act No 61 of 1973, as amended;

"the Court"	the High Court of South Africa (Witwatersrand Local Division), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, South Africa;
"CSDP"	a Central Securities Depositary Participant, accepted as a participant in terms of the Custody and Administration of Securities Act No 85 of 1992, as amended;
"dematerialised shares"	those Liberty Life shares that have been dematerialised through a CSDP or broker and are held on Liberty Life's sub-register of members administered by CSDPs in electronic form;
"direct ownership"	"direct ownership" as defined in paragraph 2.20 of the Charter;
"direct ownership points"	the direct ownership points to be earned in terms of section 5.1.1 of the scorecard;
"this document" or "the circular" or "this circular"	this bound document, dated 10 September 2004, including the scheme document, the statements in terms of section 312(1)(a) of the Companies Act, the section setting out the subsidiary disposals and the disposal of the treasury shares in terms of the general staff scheme, the section setting out the additional information, the annexures and the forms and notices it contains. The portions of this circular printed in yellow have been considered by the Court when granting the Order of Court set out on page 35 of this circular;
"documents of title"	valid share certificates, certified transfer deeds, balance receipts, or any other proof of ownership acceptable to Liberty Life, of Liberty Life shares;
"the effective date"	the first business day after the date on which the scheme has been implemented;
"empowerment subsidiaries"	collectively, Stratco 1, Stratco 2, Staffco and Commco;
"EPS"	earnings per share;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961 as promulgated in terms of the Currency and Exchanges Act No 9 of 1933, as amended;
"the explanatory statement"	the explanatory statement as required by section 312(1)(a)(i) of the Companies Act, for purposes of the scheme, which is printed in yellow and set out on pages 16 to 23 of this circular;
"a financial institution"	a "financial institution" as defined in paragraph 2.26 of the Charter;
"the form of surrender"	the form attached to this circular *(pink)*, applicable to certificated shareholders only, to be completed and to accompany surrendered documents of title;
"GAAP"	South African Statements of Generally Accepted Accounting Practice;
"the general meeting"	the general meeting of Liberty Life shareholders to be held at 10:00 on Friday, 15 October 2004 at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg (including any adjournment or postponement thereof) to consider, and, if deemed appropriate, approve the resolutions proposed in the notice of general meeting that forms part of this circular;
"the general staff scheme"	the proposal whereby the qualifying staff will acquire 100 Liberty Life shares each, at no cost to them;

"the general staff scheme trust"	the Liberty Group General Staff Scheme Share Trust (Masters reference number IT 7328/2004), that will, on behalf of qualifying staff, hold certain of the Liberty Life shares that are subject to the general staff scheme;
"HEPS"	headline EPS;
"IFRS 2"	International Financial Reporting Standards – Share-based payments;
"JPMorgan"	JPMorgan Chase Bank, Johannesburg branch;
"the JSE"	the JSE Securities Exchange South Africa;
"the last practicable date"	1 September 2004, being the last practicable date prior to the finalisation of this document;
"Lexshell 615"	Lexshell 615 Investments (Proprietary) Limited (Registration number 2004/007666/07), a private company with limited liability and duly incorporated in South Africa, which currently holds Liberty Life shares as treasury shares that will be transferred to the agents in the general staff scheme;
"Liberty Life" or "the Company"	Liberty Group Limited (Registration number 1957/002788/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, which is registered as a Long-term insurer in terms of the Long-term Insurance Act;
"Liberty Ermitage"	Liberty Ermitage Limited, a wholly-owned subsidiary of Liberty Life, incorporated in Jersey;
"Liberty Holdings"	Liberty Holdings Limited (Registration number 1968/002095/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"the Liberty Life group"	the group of companies comprising Liberty Life and its subsidiaries;
"Liberty Life shareholders" or "shareholders"	holders of Liberty Life shares;
"Liberty Life Share Trust"	the Liberty Life Association of Africa Limited Share Trust formed in terms of an incentive scheme adopted by the Company on 14 May 1998, which will be wound up after the implementation of the black ownership initiative and the general staff scheme;
"the lock-in period"	the period commencing on the effective date and ending at midnight on 31 December 2014, provided that the "lock-in-period" as here defined shall end on the review date if (and only if): – the review date occurs prior to 1 January 2015; and – as at the review date there will not have been the occurrence of any Charter event;
"the Long-term Insurance Act"	the Long-term Insurance Act No 52 of 1998, as amended;
"NAV"	net asset value;
"the operative date"	the date on which the scheme becomes operative, being the first business day immediately after the participation record date. The operative date is expected to be Monday, 8 November 2004;

"own name registration"	means the registration of dematerialised shares in the name of the beneficial holder thereof (as opposed to in the name of a nominee for the beneficial holder) in a sub-register maintained by a CSDP;
"the ownership review"	the review by the Charter Council in 2011 of the ownership provisions of the Charter as set out in paragraph 4.3 of the Charter, to identify and address shortcomings in regard to such ownership provisions;
"the participation record date"	the date and time on which the holder of Liberty Life shares must be recorded in the register as a shareholder to participate in the scheme and receive the scheme consideration, which record date is expected to be at 17:00 on 5 November 2004;
"the prime rate"	the prime overdraft rate of interest as charged and calculated by Standard Bank from time to time, compounded monthly in arrear;
"preference dividends"	"preference dividends" as defined in the rights attaching to the preference shares, which are contained in the articles of association of the empowerment subsidiaries;
"preference shares"	the variable rate, redeemable, cumulative preference shares having a nominal value of R0.01 each which are to be allotted and issued at an issue price of R1 000 each by each of the empowerment subsidiaries to Liberty Life, to be paid for with existing cash resources and near cash, prior to the effective date and which have the rights set out in the articles of association of the empowerment subsidiaries which are attached to each of the shareholders' agreements as Schedule 3;
"qualifying staff"	approximately 4 600 employees and agents of Liberty Life who will participate in the general staff scheme, which excludes the black managers who will participate in the black ownership initiative and white managers who participate in an existing share incentive scheme;
"rand" or "R"	the currency of South Africa;
"the Registrar"	the Registrar of Companies;
"the replacement share certificate"	the share certificate, requested by those Liberty Life shareholders who wish to continue to hold their evidence of ownership in certificated form, representing the remaining balance of a shareholder's Liberty Life shares after such shareholder's scheme shares have been acquired by the empowerment subsidiaries in terms of the scheme;
"repurchase ratio"	the *pro rata* repurchase ratio in terms of which the empowerment subsidiaries will acquire scheme shares from scheme participants on the participation record date, being 9.35 shares per 100 held (or such number as may result from the rounding up or down, in accordance with the table of entitlement contained in Annexure A to the scheme document, to the nearest whole number of fractions);
"review date"	the date on which the last of any amendments to the Charter resulting from the ownership review becomes operative;
"Safika"	Safika Holdings (Proprietary) Limited (Registration number 1996/001693/07), a private company incorporated in South Africa;
"the sale agreements"	the agreements between Liberty Life and each black partner in terms of which Liberty Life agrees to sell the sale shares to each black partner;

"the sale shares"	the entire issued ordinary share capital of the respective empowerment subsidiaries, which each black partner has agreed to purchase from Liberty Life for R1.00;
"the scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Liberty Life between itself, the empowerment subsidiaries and the shareholders of Liberty Life, in terms of which the empowerment subsidiaries will purchase each scheme share for the scheme consideration, the terms and conditions of which are contained in the scheme document;
"the scheme consideration"	4850 cents payable in cash to each scheme participant in terms of the scheme for each scheme share disposed of by that scheme participant;
"the scheme document"	pages 24 to 34 of this circular;
"the scheme meeting"	the meeting of scheme members convened by the Court in terms of section 311(2)(b) of the Companies Act (including any adjournment or postponement thereof), which is expected to be held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at 11:00 on Friday, 15 October 2004, at which meeting scheme members will consider and vote on the scheme;
"scheme member"	each shareholder of Liberty Life, recorded in the register at the voting record date who is entitled to attend and vote at the scheme meeting;
"scheme participant"	each shareholder of Liberty Life recorded in the register on the participation record date, who will dispose of his scheme shares and become entitled to receive the scheme consideration if the scheme becomes operative;
"scheme shares"	collectively, 9.35% (or such number as may result from the rounding up or down, in accordance with the table of entitlement contained in Annexure A to the scheme document, to the nearest whole number of fractions that may result from the repurchase of 9.35% of the shares held by each Liberty Life shareholder in terms of the scheme) of the Liberty Life shares held by each scheme participant on the participation record date;
"the scorecard"	the Charter scorecard referred to in paragraph 16 of the Charter;
"the scorecard points"	the points to be earned in terms of sections 1 to 6 of the scorecard;
"SENS"	Securities Exchange News Service of the JSE;
"Shanduka"	Shanduka Group (Proprietary) Limited (Registration number 2001/004633/07), a private company incorporated in South Africa (formerly known as Millennium Consolidated Investments (Proprietary) Limited);
"shareholders' agreements"	the shareholders' agreements between Safika and Liberty Life with respect to Stratco 1, Shanduka and Liberty Life with respect to Stratco 2, the black managers' trust and Liberty Life with respect to Staffco and the community trust and Liberty Life with respect to Commco;
"shares" or "Liberty Life shares"	ordinary shares in the issued share capital of Liberty Life, which have a par value of R0.10 each;
"South Africa"	the Republic of South Africa;

"special preference share"	one special redeemable preference share having a par value of R1.00 to be allotted and issued by each empowerment subsidiary to Liberty Life at its par value prior to the effective date, having the rights set out in the articles of association of the empowerment subsidiaries which are attached to each of the shareholders' agreements as Schedule 3;
"Staffco"	Lexshell 622 Investments (Proprietary) Limited (Registration number 2004/011345/07), a private company incorporated in South Africa, being a special purpose vehicle, which is a wholly-owned subsidiary of Liberty Life, which has been acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose to purchase 3.74% of the issued share capital of Liberty Life;
"Standard Bank"	The Standard Bank of South Africa Limited (Registration number 1962/000738/06), a public company incorporated in South Africa;
"STANLIB"	STANLIB Limited (Registration number 1997/014748/06), a public company incorporated in South Africa, in which Liberty Life holds a 37.4% interest;
"Stratco 1"	Lexshell 620 Investments (Proprietary) Limited (Registration number 2004/007521/07), a private company incorporated in South Africa, being a special purpose vehicle, which is a wholly-owned subsidiary of Liberty Life, which has been acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to purchase 2.24% of the issued share capital of Liberty Life;
"Stratco 2"	Lexshell 621 Investments (Proprietary) Limited (Registration number 2004/011473/07), a private company incorporated in South Africa, being a special purpose vehicle, which is a wholly-owned subsidiary of Liberty Life, which has been acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to purchase 1.50% of the issued share capital of Liberty Life;
"STRATE"	an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, which is be managed by STRATE Limited (Registration number 1998/022242/06), a public company incorporated in South Africa;
"subsidiary"	a subsidiary company, as defined in section 1 of the Companies Act;
"the subsidiary disposals"	the sale by Liberty Life of all of the issued ordinary share capital of the empowerment subsidiaries to the black partners;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07), a private company incorporated in South Africa and the transfer secretaries of Liberty Life;
"TNAV"	Tangible NAV;
"treasury shares"	Liberty Life shares currently held by a wholly-owned subsidiary of Liberty Life, Lexshell 615, and/or the Liberty Life Share Trust;
"the Tutuwa Consortium"	collectively, Safika and Shanduka;
"the valuation statement"	the valuation statement in terms of section 312(1)(a)(ii) of the Companies Act; and

"the voting record date"	the date and time for shareholders to be recorded in Liberty Life's register of members in order to vote at the scheme meeting, which date is expected to be at 17:00 on Wednesday, 13 October 2004.

All abovementioned dates and times are subject to amendment. Details of any such amendments will be published on SENS and in the press.

NOTICE OF SCHEME MEETING AND NOTICE IN TERMS OF SECTION 38(1)(a)(ii) OF THE LONG-TERM INSURANCE ACT NO 52 OF 1998

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) CASE NO 04/9223

BEFORE THE HONOURABLE MR JUSTICE HUSSEIN

In the *ex parte* application of

LIBERTY GROUP LIMITED Applicant
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)

NOTICE IS HEREBY GIVEN in terms of an order of Court dated 7 September 2004 and in terms of section 38(1)(a)(ii) of the Long-term Insurance Act No 52 of 1998, that:

1. Liberty Group Limited ("Liberty Life"), being a registered long-term insurer, has proposed a scheme of arrangement ("the scheme") between itself, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited, Lexshell 623 Investments (Proprietary) Limited and the Liberty Life ordinary shareholders ("Liberty Life shareholders"); and

2. the High Court of South Africa (Witwatersrand Local Division) has ordered that a meeting in terms of section 311 of the Companies Act No 61 of 1973, as amended ("the Companies Act"), of the Liberty Life shareholders ("scheme meeting") be held under the chairpersonship of Mr Isaac Vincent Maleka SC or, failing him, Mr Mohammed Ashraf Chohan or, failing both of them, such other independent advocate or attorney as may be appointed by the above Honourable Court at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, at 11:00 on Friday, 15 October 2004, (or, if later, ten minutes after the general meeting of the Liberty Life shareholders convened to be held at 10:00 on the same date at the same venue, or any adjournment of that meeting, shall have been concluded) for the purpose of considering and, if deemed fit, agreeing, with or without modification, to the scheme.

The scheme is subject to the fulfilment of the conditions precedent stated therein and the sanction of the above Honourable Court.

The essence of the scheme is that, upon its implementation, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited and Lexshell 623 Investments (Proprietary) Limited will in aggregate acquire, from all shareholders of Liberty Life, 9.35% of the issued share capital of Liberty Life on a *pro rata* basis for a consideration of 4850 cents per share. The detailed terms and conditions of the scheme are contained in the scheme document approved by the above Honourable Court, which is available as referred to below.

Copies of this notice, the scheme document, the statements in terms of section 312(1)(a) of the Companies Act which explain the scheme, the approved form of proxy to be used at the scheme meeting and the Order of Court convening the scheme meeting have been sent to scheme members and may, during normal business hours from the date of this notice up to and including the date on which application is made to sanction the scheme, being a period in excess of fifteen days, be inspected (or obtained by any scheme member, free of charge) at the registered office of Liberty Life, being Liberty Centre, 1 Ameshoff Street, Braamfontein.

Each scheme member (being a member of Liberty Life registered as such at the close of business (17:00) on Wednesday, 13 October 2004) may attend, speak and vote or abstain from voting in person at the scheme meeting, or may appoint one or more proxies (none of whom need be members of Liberty Life) to attend, speak and vote or abstain from voting at the scheme meeting in the place of such scheme member. If more than one proxy is appointed on a single form of proxy, then only one of those proxies (in order of appointment) will be entitled to exercise that proxy. In the case of joint shareholders, the vote of the senior

shareholder (for which purpose seniority will be determined by the order in which the names of the joint shareholders stand in Liberty Life's register of members) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote of the other joint shareholder(s). Properly completed forms of proxy must be lodged with the transfer secretaries of Liberty Life, being Computershare Investor Services 2004 (Proprietary) Limited of Ground Floor, 70 Marshall Street, Johannesburg, to be received by not later than 11:00 on the day before the date of the scheme meeting (or 24 hours before any adjourned scheme meeting) or handed to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting (or any adjournment thereof). Notwithstanding the foregoing, the chairperson of the scheme meeting may approve in his discretion the use of any other form of proxy.

In terms of section 38(1)(b) of the Long-term Insurance Act, any person who has an interest in this matter may, within fifteen days after publication of this notice in the Government Gazette, submit to the Registrar of Long-term Insurance such representations concerning the scheme as are relevant to his, her or its interests.

In terms of the aforementioned Order of Court, the chairperson of the scheme meeting must report the results thereof to the above Honourable Court on Tuesday, 26 October 2004 at 10:00 or so soon thereafter as Counsel may be heard. A copy of the chairperson's report to the Court will be available to any scheme member free of charge at the registered office of Liberty Life, during normal business hours from the day after the day on which the scheme meeting is completed to the day of such hearing. At that hearing, Liberty Life will seek an order sanctioning the scheme in terms of section 311 of the Companies Act and approving the scheme in terms of section 37 of the Long-term Insurance Act. In terms of section 38(1)(d) of the Long-term Insurance Act, the Registrar of Long-term Insurance and any policyholder, shareholder or creditor of Liberty Life may appear and be heard at that hearing and may file affidavits and other documents relating thereto.

Notice of any adjournment or postponement of the scheme meeting (and any consequent amendment of the dates and times contained in this notice for registration in order to be a scheme member and for delivery of proxies) shall be published on the Securities Exchange News Service of the JSE Securities Exchange South Africa and in any English newspaper and Afrikaans newspaper circulating in Johannesburg, Cape Town and Durban, not less than one week prior to the earliest of the amended dates and times.

Isaac Vincent Maleka SC
Chairperson of scheme meeting

Attorneys to Liberty Group Limited
Werksmans Inc.
155 – 5th Street
Sandown
Sandton
2196
Reference: Mr G Driver/Ms H Goolam

IMPORTANT DATES AND TIMES (note 1)

The definitions and interpretations on pages 4 to 11 of this document apply, *mutatis mutandis*, to this section on important dates and times.

	2004
Last day to trade Liberty Life shares in order to be recorded in the register to vote at the scheme meeting, on	Wednesday, 6 October
Voting record date to vote at the scheme meeting, on	Wednesday, 13 October
Last day to lodge forms of proxy for the general meeting *(green)* by 10:00, on	Thursday, 14 October
Last day to lodge forms of proxy for the scheme meeting *(blue)* by 11:00, on	Thursday, 14 October
General meeting to be held at 10:00, on	Friday, 15 October
Scheme meeting to be held at 11:00, on	Friday, 15 October
Announcement of results of general meeting and scheme meeting on SENS, on	Friday, 15 October
Announcement of results of general meeting and scheme meeting in the press, on	Monday, 18 October
Court hearing to sanction the proposed scheme, on	Tuesday, 26 October
Announcement on SENS regarding the sanctioning of the proposed scheme, on	Tuesday, 26 October
Announcement in the press regarding the sanctioning of the proposed scheme, on	Wednesday, 27 October
If the proposed scheme is sanctioned and implemented:	
Last day to trade to participate in the scheme	Friday, 29 October
Shares trade "ex" the scheme consideration	Monday, 1 November
Participation record date on which members must be recorded in the register to be scheme participants and so become entitled to receive the scheme consideration, on	Friday, 5 November
Operative date of the scheme	Monday, 8 November
The scheme consideration expected to be transferred or posted (as the case may be) (against the surrender of existing share certificates) and new share certificates expected to be posted to certificated shareholders, on or within five days after	Monday, 8 November
Safe custody accounts to be updated and accounts credited at the CSDP or broker in the case of shareholders who have dematerialised their Liberty Life shares, on	Monday, 8 November

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be published on SENS and in the press.
2. If the general meeting is adjourned or postponed, forms of proxy must be received by no later than 24 hours prior to the time of the adjourned or postponed general meeting.
3. If the scheme meeting is adjourned or postponed, forms of proxy must be received by no later than 24 hours prior to the time of the adjourned or postponed scheme meeting.
4. Shareholders may not dematerialise or rematerialise their existing Liberty Life shares after Friday, 29 October 2004.
5. New share certificates may be dematerialised or rematerialised after Monday, 8 November 2004.

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

EXPLANATORY STATEMENT ON THE EFFECT OF THE SCHEME IN TERMS OF SECTION 312(1)(a)(i) OF THE COMPANIES ACT

The definitions and interpretations on pages 4 to 11 apply, *mutatis mutandis*, to this explanatory statement on the effect of the scheme in terms of section 312(1)(a)(i) of the Companies Act.

1. THE PURPOSE OF THIS DOCUMENT

The purpose of this document is to explain, *inter alia*, the effect on scheme members in the event of the scheme being approved.

This document also explains:

- the conditions precedent to which the scheme is subject and the prospects of fulfilment of those conditions;
- how scheme members will be informed of the fulfilment of the conditions precedent;
- what must be done to enable scheme members to vote at the scheme meeting referred to below; and
- what scheme members are required to do in order to obtain and enforce the rights created by the scheme and how those rights may be lost through inaction.

This explanatory statement should be read in conjunction with the scheme document and other documents contained in the circular of which this explanatory statement forms part.

2. THE NATURE OF A SCHEME UNDER SECTION 311 OF THE COMPANIES ACT

Section 311 of the Companies Act permits a company to apply to the Court for leave to convene a meeting of its shareholders for the purpose of considering a scheme between the company and its shareholders. The meeting of those shareholders is referred to as a "scheme meeting".

Shareholders of that company who are recorded in the register as such on the voting record date, are entitled to be present or be represented, and to vote, at the scheme meeting. If the scheme is approved at the scheme meeting by the required majority of scheme participants (the required majority is explained in paragraph 4.3 of this explanatory statement) application is made to the Court for the sanctioning of the scheme. If the Court orders that the scheme be sanctioned, then that order must be lodged with the Registrar and upon registration of that order, the scheme becomes binding on that company and its shareholders recorded in the register on the participation record date and their rights then become regulated by the terms of the scheme.

The scheme to which this document relates is one proposed under section 311 of the Companies Act.

Should the scheme be approved by the shareholders of Liberty Life recorded in the register on the voting record date, the conditions precedent contained in the scheme be fulfilled, the Court order that the scheme be sanctioned and the Registrar register that order, the scheme will become operative and the shareholders of Liberty Life recorded in the register on the participation record date will be bound by the scheme and required to take the steps outlined in the scheme explained below.

3. THE SUBSTANCE OF THE SCHEME

3.1 The scheme is directed at the Liberty Life shareholders. If the scheme becomes operative, the effect of the scheme will be that:

3.1.1 shareholders of Liberty Life who are recorded in the register on the participation record date, shall be deemed to have disposed of (and shall be deemed to have undertaken to transfer) 9.35% of the Liberty Life shares held by them, according to the repurchase ratio, as at the participation record date (whether they hold those shares in certificated or dematerialised form), to the empowerment subsidiaries, which shall acquire ownership of such shares;

3.1.2 in consideration for its disposal of each scheme share, each scheme participant will become entitled to receive the scheme consideration of 4850 cents from the empowerment subsidiaries, jointly and severally; and

3.1.3 in order to enable the empowerment subsidiaries to pay the scheme consideration, Liberty Life will, immediately prior to the time at which the scheme consideration becomes payable by the empowerment subsidiaries, subscribe for the preference shares in the empowerment subsidiaries by paying to the empowerment subsidiaries, an aggregate subscription price equal to the aggregate cash consideration payable by the empowerment subsidiaries.

3.2 Immediately after implementation of the scheme, Liberty Life will implement the subsidiary disposals by disposing of the entire issued share capital of each empowerment subsidiary to the relevant black partners for R1.00 per empowerment subsidiary. Thereafter, Liberty Life will hold only preference shares and the special preference share in the empowerment subsidiaries and the black partners will, through the empowerment subsidiaries and subject to the rights of those preference shares and the special preference share, enjoy ownership of the Liberty Life shares acquired by the empowerment subsidiaries in terms of the scheme.

3.3 After the implementation of the scheme and the subsidiary disposals:

3.3.1 2.24%, 6 191 075 Liberty Life shares, of the issued share capital of Liberty Life will be owned by Stratco 1, the ordinary shares of which will be owned by Safika;

3.3.2 1.50%, 4 127 383 Liberty Life shares, of the issued share capital of Liberty Life will be owned by Stratco 2, the ordinary shares of which will be owned by Shanduka;

3.3.3 3.74%, 10 318 458 Liberty Life shares, of the issued share capital of Liberty Life will be owned by Staffco, the ordinary shares of which will be owned by the black managers' trust; and

3.3.4 1.87%, 5 159 229 Liberty Life shares, of the issued share capital of Liberty Life will be owned by Commco, the ordinary shares of which will be owned by the community trust and, possibly in the future, by other community, regional and educational empowerment groupings.

4. CONDITIONS PRECEDENT TO THE SCHEME

4.1 The scheme is conditional upon the fulfilment of the following conditions precedent on or before 30 November 2004:

4.1.1 shareholders of Liberty Life in general meeting adopting a special resolution approving the purchase by the empowerment subsidiaries of the scheme shares, and that resolution being registered by the Registrar;

4.1.2 shareholders of Liberty Life in general meeting adopting an ordinary resolution approving the disposal by Liberty Life of the issued ordinary shares of the empowerment subsidiaries to the black partners for R1.00;

4.1.3 the scheme being approved, with or without modification, by a majority representing not less than three-fourths (75%) of the votes exercisable by Liberty Life shareholders present and represented, either in person or by proxy at the scheme meeting; and

4.1.4 the Court granting an Order that the scheme be sanctioned in terms of section 311 of the Companies Act and be approved in terms of section 37 of the Long-term Insurance Act and the Order in terms of section 311 of the Companies Act being registered by the Registrar.

4.1.5 the Registrar of Long-term Insurance approving the purchase by the empowerment subsidiaries of the scheme shares in terms of the scheme;

These conditions precedent are consistent with those normally incorporated in schemes of this nature.

4.2 In addition to the approval referred to in 4.1.5 above, the Registrar of Long-term Insurance will report to the Court on its views on the scheme and the Court will take that report into account when determining whether to sanction the scheme.

4.3 The shareholder approval referred to in 4.1.1 above will not be effective unless approved by 75% of the votes exercisable by Liberty Life shareholders which are present or represented by proxy at the general meeting. The shareholder approval referred to in 4.1.4 above will not be effective unless approved by 75% of the votes exercisable by Liberty Life shareholders which are present or represented by proxy and voting at the scheme meeting.

4.4 Liberty Life is of the view that the prospects of the Registrar of Long-term Insurance approving the scheme and reporting favourably to the Court on the scheme are good. On Tuesday, 24 August 2004, Liberty Life received an in-principle approval of the scheme by the Registrar of Long-term Insurance. Liberty Life is therefore confident that, subject to the scheme being approved by the required majority of Liberty Life shareholders and being sanctioned by the Court, the scheme will be implemented in accordance with its terms. It is anticipated that the Registrar of Long-term Insurance will formally approve the scheme prior to the scheme meeting being held.

4.5 Shareholders of Liberty Life will be informed through publication on SENS and in the press upon the fulfilment of all of the conditions precedent.

5. NOTICE OF THE SCHEME MEETING AND NOTICE IN TERMS OF SECTION 38(1)(a)(ii) OF THE LONG-TERM INSURANCE ACT

The notice convening the scheme meeting on page 13 and in terms of section 38(1)(a)(ii) of the Long-term Insurance Act, which is to be held at 11:00 on Friday, 15 October 2004, at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg is attached to and forms part of this document.

6. ATTENDANCE AND VOTING AT THE SCHEME MEETING

Only Liberty Life shareholders registered as such at the voting record date will be entitled to attend or be represented and to vote at the scheme meeting.

6.1 Scheme members holding share certificates and scheme members who have dematerialised their shares and are either nominees or are beneficial holders of Liberty Life shares who have own name registration in the sub-register maintained by a CSDP, who are unable to attend the scheme meeting and wish to be represented thereat must complete and return the attached form of proxy (*blue*) to the transfer secretaries referred to in 8.2.2 below to be received by 11:00 on Thursday, 14 October 2004.

6.2 Beneficial holders of Liberty Life shares who have dematerialised their shares through a CSDP or broker and who do not have own-name registration in the sub-register maintained by a CSDP who wish to attend the scheme meeting must instruct their CSDP or broker to issue them with the necessary authority to attend or, if they do not wish to attend the scheme meeting but wish to be represented thereat, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between them and their CSDP or broker.

7. SANCTIONING OF THE SCHEME BY THE COURT

Subject to the scheme being approved by the requisite majority at the scheme meeting, an application will be made to the Court at 10:00 on Tuesday, 26 October 2004, or as soon thereafter as Counsel may be heard, to sanction the scheme and have it approved in terms of section 37(1) of the Long-term Insurance Act. Scheme members are entitled to attend at the Court which is located in the High Court Building, Von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg, in person, or to be represented by Counsel and to be heard concerning any objections they may have in respect of such application.

It is expected that the operative date of the scheme will be Monday, 8 November 2004. Any change in the expected dates will be announced on SENS and in the press.

8. SETTLEMENT OF THE SCHEME CONSIDERATION

8.1 No set-off of consideration

Settlement of the scheme consideration to which a scheme participant becomes entitled in terms of the scheme will be implemented, in full, in accordance with the terms and conditions of the scheme and as explained in 8.4 below, without regard to any lien, right of set-off, counterclaim or other analogous right to which any empowerment subsidiary may otherwise have been entitled.

8.2 Surrender of documents of title – applicable to certificated shareholders only

8.2.1 Certificated scheme participants must surrender their documents of title in order to participate in the scheme, failing which they will not receive the scheme consideration or be able to trade in Liberty Life shares. Certificated shareholders will be unable to trade with their old certificates. The surrender of documents of title only applies to certificated shareholders. Dematerialised shareholders need not take any action as their safe custody accounts will be automatically amended by their CSDP or broker.

8.2.2 Certificated scheme participants who wish to anticipate the approval and sanctioning of the scheme should complete the attached form of surrender (*pink*) and return that form, together with the documents of title and at their own risk, as soon as possible to the transfer secretaries, at, Computershare Investors Service 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).

8.2.3 Alternatively, certificated scheme participants can wait until the operative date, and surrender their documents of title at their own risk, under cover of the completed attached form of surrender (*pink*). Certificated scheme participants whose brokers hold their documents of title should notify their broker to surrender their documents of title on their behalf.

8.2.4 No receipts will be issued for documents of title surrendered unless specifically requested. In order to comply with the requirements of the JSE, the lodging agents are required to prepare special transaction receipts, if requested.

8.2.5 Documents of title surrendered by certificated scheme participants prior to the operative date in anticipation of the approval and sanctioning of the scheme will be held in trust by the transfer secretaries pending the approval and sanctioning of the scheme. Should the scheme not be approved and sanctioned for any reason whatsoever, then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not be approved and sanctioned, return the documents of title to the certificated scheme participants concerned, by registered post, at the risk of such certificated scheme participants.

8.2.6 The attention of shareholders is drawn to the fact that if the documents of title in respect of certificated shares are surrendered in advance, it will not be possible to dematerialise those share certificates between the date of surrender and the participation record date. In addition, no dematerialisation or rematerialisation of existing share certificates will take place after the last day to trade in order to participate in the scheme, being Friday, 29 October 2004.

8.2.7 Despite the provisions of 8.2.1, if documents of title have been lost or destroyed and the holder produces evidence to this effect to Liberty Life's satisfaction, Liberty Life may dispense with the surrender of documents of title requirement against provision of an acceptable indemnity by the relevant certificated scheme participant, the costs of which indemnity will be borne by the certificated scheme participant concerned.

8.2.8 Liberty Life shares may only be traded in dematerialised form. The attention of certificated scheme participants is drawn to the fact that if they surrender their documents of title before the operative date, they will not be able to trade their Liberty Life shares on the JSE after such surrender.

8.2.9 After receipt of the duly completed form of surrender and documents of title from each certificated scheme participant and the implementation of the scheme, the transfer secretaries will post to that scheme participant, at his/her own risk, a replacement share certificate reflecting the number of Liberty Life shares held by that scheme participant after implementation of the scheme.

8.2.10 Scheme participants who, at the time of dematerialisation, elected to retain their physical share certificates should note that they need not dematerialise their shares in order to participate in the scheme. However, in order to reflect the correct number of shares held after the implementation of the scheme on the share certificates and ensure that the share certificates are valid for delivery for dematerialisation in the future, it will be necessary to recall all Liberty Life share certificates in issue in order to replace them with new Liberty Life share certificates.

8.2.11 Once the scheme is approved and sanctioned a further document containing a further copy of the enclosed form of surrender will be sent to all certificated scheme participants who have not yet surrendered their documents of title.

8.3 Fractional entitlements

Because the scheme provides for scheme participants to dispose of 9.35% of their respective holdings of Liberty Life shares, it is possible that the number of shares to be disposed of may include a fraction of a share. In order to avoid that outcome, the number of shares to be disposed of will be rounded up or down to the nearest whole number in accordance with the table of entitlement contained in Annexure A to the scheme document. The number of shares will be rounded down to the nearest whole number if the fraction is less than 0.5 of a share and rounded up to the nearest whole number if the fraction is more than or equal to 0.5 of a share.

8.4 Exchange control regulations

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants. Any scheme participants who have any doubts as to the application thereof should consult their professional advisers as soon as possible.

8.4.1 *Residents of the common monetary area*

In the case of:

8.4.1.1 certificated scheme participants whose registered addresses in the register of members is within the common monetary area and whose documents of title are not endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted to his/her registered address (or electronically transferred to such scheme participant's bank account if the transfer secretaries have details of that bank account, the certificated scheme participant concerned has concluded a mandate with the transfer secretaries and the certificated scheme participant surrendered his/her documents of title before 12:00 on Friday, 5 November 2004), unless written instructions to the contrary are received and an address provided. The attached form of surrender (*pink*) makes provision for a substitute address; or

8.4.1.2 scheme participants holding dematerialised shares, will have the scheme consideration credited to that scheme participant in terms of the provisions of the custody agreement with his/her CSDP or broker.

8.4.2 ***Emigrants from the common monetary area***

In the case of scheme participants who are emigrants from the common monetary area and whose Liberty Life shares form part of their blocked assets, the scheme consideration will:

8.4.2.1 in the case of a certificated scheme participant, be forwarded to the authorised dealer in foreign exchange in South Africa controlling such scheme participants' blocked assets in terms of the Exchange Control Regulations. The attached form of surrender (*pink*) makes provision for details of the authorised dealer concerned to be given; or

8.4.2.2 in the case of a scheme participant holding dematerialised Liberty Life shares, be paid to his/her CSDP or broker, which shall arrange for the same to be credited directly to the blocked Rand bank account of the scheme participant with his/her authorised dealer.

8.4.3 ***All other non-residents of the common monetary area***

The scheme consideration accruing to non-resident scheme participants whose registered addresses are outside the common monetary area and who are not emigrants from the common monetary area will:

8.4.3.1 in the case of a certificated scheme participant whose documents of title have been endorsed "non-resident" under the Exchange Control Regulations, be posted to his/her registered address, unless written instructions to the contrary are received and an address provided. The attached form of surrender (*pink*) makes provision for a substitute address; or

8.4.3.2 in the case of a scheme participant holding dematerialised Liberty Life shares, be paid to his/her duly appointed CSDP or broker and credited to that scheme participant in terms of the provisions of the custody agreement with his/her CSDP or broker.

9. Shareholders are referred to the important dates and times listed on page 15 of this circular.

10. ACTION REQUIRED BY SHAREHOLDERS

Please take careful note of the following provisions regarding the action required by Liberty Life shareholders regarding the scheme meeting.

If you are in any doubt as to what action to take, consult your CSDP, broker, attorney, banker or other professional adviser immediately.

10.1 If you have dematerialised your Liberty Life shares and you do not have own name registration

10.1.1 ***Voting at the scheme meeting***

10.1.1.1 Your CSDP or broker should contact you to ascertain how you wish to cast your vote at the scheme meeting and thereafter cast your vote in accordance with your instructions.

10.1.1.2 If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions.

10.1.1.3 If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker.

10.1.1.4 You must not complete the attached form of proxy for the scheme meeting (*blue*).

10.1.2 ***Attendance and representation at the scheme meeting and the Court hearing***

In accordance with the mandate between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the scheme meeting and/or to appear or to be represented by Counsel at the Court hearing to sanction the scheme or send a proxy to

represent you at the scheme meeting. Your CSDP or broker will then issue the necessary letter of authority to you to attend or be represented at the scheme meeting and/or to appear or to be represented by Counsel at the Court hearing.

10.2 If you are a nominee holder of dematerialised shares or you are a beneficial holder of dematerialised Liberty Life shares and you do have own name registration.

10.2.1 ***Voting and attendance at the scheme meeting***

10.2.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

10.2.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy for the scheme meeting (*blue*) in accordance with the instructions it contains and return it to the transfer secretaries, at their address referred to in the "Corporate information and advisers" section, to be received by no later than 11:00 on Thursday, 14 October 2004.

10.2.2 ***Attendance at the Court hearing to sanction the scheme***

You are entitled to appear or be represented by Counsel at the Court hearing for the sanctioning of the scheme. The Court hearing is expected to occur at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 26 October 2004.

10.3 If you are a nominee holder of dematerialised shares or you are a beneficial holder of dematerialised Liberty Life shares (with or without own name registration).

Should the scheme be implemented, safe custody accounts will automatically be updated by your CSDP or broker. You must therefore not complete the attached form of surrender *(pink)*.

10.4 If you have not dematerialised your Liberty Life shares

10.4.1 ***Voting and attendance at the scheme meeting***

10.4.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

10.4.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy for the scheme meeting (*blue*) in accordance with the instructions it contains and return it to the transfer secretaries, at their address referred to in the "Corporate information and advisers" section, to be received by no later than 10:00 on Thursday, 14 October 2004.

10.4.2 ***Attendance at the Court hearing to sanction the scheme***

You are entitled to appear or be represented by Counsel at the Court hearing for the sanctioning of the scheme. The Court hearing is expected to occur at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 26 October 2004.

10.4.3 ***Surrender of documents of title***

Your attention is drawn to the fact that, in the event that the scheme becomes operative, the share certificates that you currently hold will not be good for delivery and therefore must be surrendered in order to receive a replacement share certificate reflecting your remaining shareholding in Liberty Life.

You are required to surrender your documents of title in respect of all your Liberty Life shares by completing the attached form of surrender (*pink*) and returning it, together with the relevant documents of title representing your entire shareholding of Liberty Life shares, to the transfer secretaries, at Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).

If you wish to surrender your documents of title prior to the scheme becoming operative, you may surrender your documents at any time up until the operative date, which is expected to be Monday, 8 November 2004, or you may surrender your documents of title at any time thereafter.

In the event that the scheme is not approved by shareholders and sanctioned by the Court, the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not be approved by shareholders or be sanctioned by the Court, return all documents of title already received to the shareholders concerned by registered post at the risk of such shareholders.

10.5 If you wish to dematerialise your Liberty Life shares, please contact your broker or transfer secretaries.

10.6 Shareholders are advised to consult their professional advisers about their personal tax positions regarding the scheme.

10.7 If you have disposed of all of your Liberty Life shares, this document should be handed to the purchaser of such shares or the broker, banker or other agent who disposed of your shares for you.

11. AUTHORSHIP

The authors of this explanatory statement are the board of Liberty Life together with Standard Bank and Werksmans Inc.

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

DETAILED TERMS AND CONDITIONS OF THE SCHEME OF ARRANGEMENT IN TERMS OF SECTION 311 OF THE COMPANIES ACT NO 61 OF 1973, AS AMENDED, PROPOSED BY LIBERTY GROUP LIMITED BETWEEN ITSELF, LEXSHELL 620 INVESTMENTS (PROPRIETARY) LIMITED, LEXSHELL 621 INVESTMENTS (PROPRIETARY) LIMITED, LEXSHELL 622 INVESTMENTS (PROPRIETARY) LIMITED, LEXSHELL 623 INVESTMENTS (PROPRIETARY) LIMITED AND THE SHAREHOLDERS OF LIBERTY GROUP LIMITED

1. DEFINITIONS AND INTERPRETATIONS

In this document, unless the context indicates otherwise, reference to the singular shall include the plural and *vice versa*, words denoting one gender shall include the other genders, expressions denoting natural persons shall include juristic persons and associations of persons and *vice versa* and words in the first column below shall have the meaning stated opposite them in the second column below:

"black partners"	collectively, Safika Holdings (Proprietary) Limited, Shanduka Group (Proprietary) Limited, the Katleho Managers' Trust and the Katleho Community Trust, being the broad-based black groupings acquiring the sale shares in Lexshell 620, Lexshell 621, Lexshell 622 and Lexshell 623, respectively;
"broker"	any person registered as a "broking member (equities)" in terms of the Rules of the JSE made in accordance with the provisions of the Stock Exchange Control Act No 1 of 1985, as amended;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated scheme member"	a scheme member who holds certificated shares;
"certificated scheme participant"	a scheme participant who holds certificated shares;
"certificated shareholders"	holders of certificated shares;
"certificated shares"	Liberty Life shares which are not dematerialised shares;
"the circular"	the circular to shareholders of Liberty Life in which the scheme document is incorporated;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"Companies Act"	the Companies Act No 61 of 1973, as amended;
"Court"	the High Court of South Africa (Witwatersrand Local Division) which is located in the High Court Building, von Brandis Square, corner Pritchard Street and von Brandis Street, Johannesburg, South Africa;

"CSDP"	a Central Securities Depositary Participant, accepted as a participant in terms of the Custody and Administration of Securities Act No 85 of 1992, as amended;
"dematerialised scheme member"	a scheme member who holds dematerialised shares;
"dematerialised scheme participant"	a scheme participant who holds dematerialised shares;
"dematerialised shareholder"	holders of dematerialised shares;
"dematerialised shares"	those Liberty Life shares that have been dematerialised through a CSDP or broker and are held on Liberty Life's sub-register of members administered by CSDPs in electronic form;
"documents of title"	valid share certificates, certified transfer deeds, balance receipts, or any other proof of ownership acceptable to Liberty Life, of Liberty Life shares;
"empowerment subsidiaries"	collectively, Lexshell 620, Lexshell 621, Lexshell 622 and Lexshell 623;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961 as promulgated in terms of the Currency and Exchanges Act No 9 of 1933, as amended;
"explanatory statement"	the explanatory statement prepared in compliance with section 312(1)(a)(i) of the Companies Act which forms part of the circular in which this scheme document is included;
"JSE"	JSE Securities Exchange South Africa;
"Lexshell 620"	Lexshell 620 Investments (Proprietary) Limited (Registration number 2004/007521/07), a private company incorporated in South Africa, whose entire issued share capital prior to the implementation of the scheme consists of 100 ordinary shares having a par value of R1.00 each held by Liberty Life which will be disposed of by Liberty Life immediately after implementation of the scheme;
"Lexshell 621"	Lexshell 621 Investments (Proprietary) Limited (Registration number 2004/011473/07), a private company incorporated in South Africa, whose entire issued share capital prior to the implementation of the scheme consists of 100 ordinary shares having a par value of R1.00 each held by Liberty Life which will be disposed of by Liberty Life immediately after implementation of the scheme;
"Lexshell 622"	Lexshell 622 Investments (Proprietary) Limited (Registration number 2004/011345/07), a private company incorporated in South Africa, whose entire issued share capital prior to the implementation of the scheme consists of 100 ordinary shares having a par value of R1.00 each held by Liberty Life which will be disposed of by Liberty Life immediately after implementation of the scheme;
"Lexshell 623"	Lexshell 623 Investments (Proprietary) Limited (Registration number 2004/011196/07), a private company incorporated in South Africa, whose entire issued share capital prior to the implementation of the scheme consists of 100 ordinary shares having a par value of R1.00 each held by Liberty Life which will be disposed of by Liberty Life immediately after implementation of the scheme;

"Lexshell 620 preference shares"	300 268 variable rate, redeemable cumulative preference shares in the share capital of Lexshell 620, having a par value of R0.01 each and the rights set out in the articles of association of Lexshell 620 which are attached as Schedule 3 to the shareholders' agreement for Lexshell 620;
"Lexshell 621 preference shares"	200 179 variable rate, redeemable cumulative preference shares in the share capital of Lexshell 621, having a par value of R0.01 each and the rights set out in the articles of association of Lexshell 621 which are attached as Schedule 3 to the shareholders' agreement for Lexshell 621;
"Lexshell 622 preference shares"	500 446 variable rate, redeemable cumulative preference shares in the share capital of Lexshell 622, having a par value of R0.01 each and the rights set out in the articles of association of Lexshell 622 which are attached as Schedule 3 to the shareholders' agreement for Lexshell 622;
"Lexshell 623 preference shares"	250 223 variable rate, redeemable cumulative preference shares in the share capital of Lexshell 623, having a par value of R0.01 each and the rights set out in the articles of association of Lexshell 623 which are attached as Schedule 3 to the shareholders' agreement for Lexshell 623;
"Liberty Life shares"	ordinary shares in the issued share capital of Liberty Life, which have a par value of R0.10 each;
"Liberty Life"	Liberty Group Limited (Registration number 1957/002788/06), a public company with limited liability and duly incorporated in South Africa, whose shares are listed on the JSE and which is registered as a long-term insurer in terms of the Long-term Insurance Act;
"Long-term Insurance Act"	the Long-term Insurance Act No 52 of 1998, as amended;
"operative date"	the date on which the scheme becomes operative, being the first business day immediately after the participation record date. The operative date is expected to be Monday, 8 November 2004;
"participation record date"	the date and time on which the holder of Liberty Life shares must be recorded in the register as a shareholder to participate in the scheme and receive the scheme consideration, which record date is expected to be at 17:00 on Friday, 5 November 2004;
"preference shares"	collectively, the Lexshell 620 preference shares, the Lexshell 621 preference shares, the Lexshell 622 preference shares and the Lexshell 623 preference shares;
"scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Liberty Life between itself, the empowerment subsidiaries and the shareholders of Liberty Life, in terms of which the empowerment subsidiaries will purchase each scheme share for the scheme consideration, the terms and conditions of which are contained in this scheme document (as amended in accordance with 11.1, if applicable);
"scheme consideration"	4850 cents payable in cash to each scheme participant in terms of the scheme for each scheme share disposed of by that scheme participant;

"scheme document"	this document setting out the detailed terms and conditions of the scheme;
"scheme meeting"	the meeting of scheme members convened by the Court in terms of section 311(2)(b) of the Companies Act (including any adjournment or postponement thereof); which is expected to be held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at 11:00 on Friday, 15 October 2004, at which meeting scheme members will consider and vote on the scheme;
"scheme member"	each shareholder of Liberty Life, recorded in the register at the voting record date who is entitled to attend and vote at the scheme meeting;
"scheme participant"	each shareholder of Liberty Life recorded in the register on the participation record date, who will dispose of his scheme shares and become entitled to receive the scheme consideration if the scheme becomes operative;
"scheme shares"	collectively, 9.35% (or such number as may result from the rounding up or down, in accordance with the table of entitlement contained in Annexure A, to the nearest whole number of fractions that may result from the repurchase of 9.35% of the shares held by each Liberty Life shareholder in terms of the scheme) of the Liberty Life shares held by each scheme participant on the participation record date;
"shareholders' agreement"	for: • Lexshell 620 means the written shareholders' agreement between Lexshell 620, Liberty Life and Safika Holdings (Proprietary) Limited dated 15 July 2004, as amended; • Lexshell 621 means the written shareholders' agreement between Lexshell 621, Liberty Life and Shanduka Group (Proprietary) Limited dated 15 July 2004, as amended; • Lexshell 622 means the written shareholders' agreement between Lexshell 622, Liberty Life and the Katleho Managers' Trust dated 27 August 2004, as amended; • Lexshell 623 means the written shareholders' agreement between Lexshell 623, Liberty Life and the Katleho Community Trust dated 27 August 2004, as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07) of Ground Floor, 70 Marshall Street, Johannesburg; and
"voting record date"	the date and time for shareholders to be recorded in Liberty Life's register of members in order to vote at the scheme meeting, which date is anticipated to be at 17:00 on Wednesday, 13 October 2004.

2. SHARE CAPITAL OF LIBERTY LIFE

At the date of this scheme document, the authorised and issued share capital of Liberty Life is as follows:

	R'million
Authorised share capital	
400 000 000 ordinary shares of 10 cents each	40.0
Issued share capital	
275 847 728 ordinary shares of 10 cents each	27.6
Share premium	2 214.7
Total issued share capital and premium	2 242.3

As at 1 September 2004, the Liberty Life group held 963 137 treasury shares. The number of treasury shares will be reduced by 9.35% as a result of the scheme to 872 603 Liberty Life shares.

3. OBJECT OF THE SCHEME

3.1 The immediate object of the scheme is to procure that, upon the scheme becoming operative:

3.1.1 Lexshell 620 will be the owner of 24% of the scheme shares, comprising 6 191 075 Liberty Life shares or 2.24% of the issued share capital of Liberty Life;

3.1.2 Lexshell 621 will be the owner of 16% of the scheme shares, comprising 4 127 383 Liberty Life shares or 1.50% of the issued share capital of Liberty Life;

3.1.3 Lexshell 622, will be the owner of 40% of the scheme shares, comprising 10 318 458 Liberty Life shares or 3.74% of the issued share capital of Liberty Life; and

3.1.4 Lexshell 623, will be the owner of 20% of the scheme shares, comprising 5 159 229 Liberty Life shares or 1.87% of the issued share capital of Liberty Life.

Upon the scheme becoming operative, the empowerment subsidiaries will therefore, in aggregate, own all of the scheme shares, comprising 9.35% of the issued share capital of Liberty Life.

3.2 The ultimate object of the scheme is to facilitate the economic empowerment of the black partners to whom Liberty Life will dispose of the ordinary shares in the empowerment subsidiaries after implementation of the scheme. After such disposal, those black partners will, subject to the rights of the preference shares, enjoy ownership through the empowerment subsidiaries of the scheme shares, which will represent 10% of the value of Liberty Life's South African operations.

4. CONDITIONS PRECEDENT

The scheme is conditional upon the fulfilment of the following conditions precedent on or before 30 November 2004:

4.1 the shareholders of Liberty Life in general meeting adopting a special resolution approving the purchase by the empowerment subsidiaries of the scheme shares, and that resolution is registered by the Registrar of Companies;

4.2 the shareholders of Liberty Life in general meeting adopting an ordinary resolution approving the disposal by Liberty Life of the issued ordinary shares of each empowerment subsidiary for R1.00;

4.3 the scheme being approved, with or without modification, by a majority representing not less than three-fourths (75%) of the votes exercisable by scheme members present and voting either in person or by proxy at the scheme meeting;

4.4 the Court granting an Order that the scheme be sanctioned in terms of section 311 of the Companies Act and approved in terms of section 37 of the Long-term Insurance Act and that the Order in terms of section 311 of the Companies Act is registered by the Registrar of Companies; and

4.5 the Registrar of Long-term Insurance approving of the purchase by the empowerment subsidiaries of the scheme shares in terms of the scheme.

5. THE SCHEME MEETING

5.1 Certificated scheme members and dematerialised scheme members with own name registration will be entitled to attend and vote in person or by proxy at the scheme meeting.

5.2 Dematerialised scheme members without own name registration must advise their CSDP or broker, in accordance with the custody agreement between the dematerialised scheme member and his/her CSDP or broker, if they wish to attend the scheme meeting in person, or to send a proxy to represent them at the scheme meeting, if they wish to be represented thereat and the CSDP or broker will issue the necessary letter of authority to attend the scheme meeting.

6. THE SCHEME

Upon the scheme becoming operative:

6.1 Liberty Life shall subscribe for all the preference shares by paying:

6.1.1 R300 268 000 to Lexshell 620 in consideration for the Lexshell 620 preference shares;

6.1.2 R200 179 000 to Lexshell 621 in consideration for the Lexshell 621 preference shares;

6.1.3 R500 446 000 to Lexshell 622 in consideration for the Lexshell 622 preference shares;

6.1.4 R250 223 000 to Lexshell 623 in consideration for the Lexshell 623 preference shares,

which empowerment subsidiary shall thereupon allot and issue such preference shares, and deliver share certificates in respect thereof, to Liberty Life on the operative date;

6.2 immediately following the subscription for the preference shares by Liberty Life, each scheme participant shall, with effect from the operative date, be deemed to have disposed of 9.35% of its Liberty Life shares (or such number as may result from the rounding up or down, in accordance with the table of entitlement contained in Annexure A, to the nearest whole number of shares that may result from the repurchase of 9.35% of the shares held by each Liberty Life shareholder in terms of the scheme) to the empowerment subsidiaries in the proportions set out in 3.1 above. In exchange for each scheme share so disposed of by a scheme participant, that scheme participant shall be entitled to be paid the scheme consideration. The effect of the scheme will be that the empowerment subsidiaries will, with effect from the operative date, become the owners of the scheme shares.

7. IMPLEMENTATION OF THE SCHEME – DELIVERY OF THE DOCUMENTS OF TITLE

7.1 Dematerialised scheme participants

Dematerialised scheme participants need not take any action with regard to the surrender of documents of title. Pursuant to the sanctioning of the scheme, a dematerialised scheme participant's safe custody account will be updated to reflect that dematerialised scheme participant's disposal of the scheme shares in terms of the scheme by his/her CSDP or broker, in accordance with the custody agreement entered into between the dematerialised scheme participant and his/her CSDP or broker.

7.2 Certificated scheme participants

7.2.1 Upon the scheme becoming operative, certificated scheme participants will be obliged to surrender their documents of title in respect of all their Liberty Life shares.

7.2.2 Certificated scheme participants must complete the form of surrender (*pink*) attached to the circular and send it, together with their documents of title in respect of all their Liberty Life shares, at their own risk, to the transfer secretaries at their address referred to in the "Corporate information and advisers" section in order for a certificated scheme participant to receive the scheme consideration.

7.2.3 If the relevant documents of title to the scheme shares have not been surrendered by any certificated scheme participant, ownership of that certificated scheme participant's scheme shares shall still be transferred to the empowerment subsidiaries, in accordance with 6 above but the scheme consideration due to that scheme participant will be held in trust by the transfer secretaries on behalf of and for the benefit of the relevant scheme participant until claimed against delivery of the relevant documents of title but subject to a maximum period of three years from the operative date ("maximum period"). Furthermore, certificated shareholders will be unable to trade in their old share certificates. Any scheme consideration that may be returned undelivered shall be held in trust in the same way. If not claimed within the maximum period, all such scheme consideration will be deemed to be forfeited to and for the benefit of Liberty Life, free of any encumbrance, lien, or other claim. No interest will accrue or be paid on any amount to a scheme participant arising from amounts held in trust.

7.2.4 Certificated shareholders who wish to surrender their documents of title in anticipation of the scheme becoming operative must complete the form of surrender *(pink)* attached to the circular and return it together with the documents of title, at their own risk, to the transfer secretaries. In such cases:

7.2.4.1 surrendered documents of title will be held in trust by the transfer secretaries on behalf of and for the benefit of the surrendering certificated shareholder, pending the scheme becoming operative. In the event of the scheme not becoming operative for any reason whatsoever, the documents of title so surrendered will be returned by post to the registered address of and at the risk of the shareholder concerned;

7.2.4.2 the scheme consideration will not be paid and the replacement share certificates will not be posted to certificated shareholders who specifically request this until the operative date, which is expected to be Monday, 8 November 2004;

7.2.4.3 the attention of certificated scheme participants is drawn to the fact that if they surrender their documents of title before the operative date, they will not be able to trade their Liberty Life shares on the JSE after such surrender.

7.2.5 *No receipts will be issued for documents of title surrendered unless specifically requested.* In order to comply with the requirements of JSE, lodging agents are required to prepare special transaction receipts if requested.

7.2.6 A further surrender circular advising whether the scheme has become operative will be sent to certificated scheme participants subsequent to the operative date.

7.2.7 If documents of title relating to the scheme shares have been lost or destroyed, certificated scheme participants should nevertheless return the form of surrender duly signed and completed, together with evidence satisfactory to Liberty Life that the documents of title to the scheme shares have been lost or destroyed and an indemnity acceptable to Liberty Life (the cost of which shall be borne by the certificated scheme participant concerned).

7.2.8 Existing documents of title in respect of Liberty Life shares shall cease to be of any value, force or effect with effect from the operative date for any purpose other than their surrender in terms of this clause 7.2.

7.2.9 After receipt of the duly completed form of surrender and documents of title from each certificated scheme participant, the transfer secretaries will post to that certificated scheme participant, at his/her own risk, a replacement share certificate reflecting the number of Liberty Life shares held by that certificated scheme participant after implementation of the scheme.

8. IMPLEMENTATION OF THE SCHEME – PAYMENT OF THE SCHEME CONSIDERATION

If the scheme becomes operative, the empowerment subsidiaries shall jointly and severally, pay (or procure the payment of) the scheme consideration to all scheme participants in the manner set out below forthwith after the operative date.

8.1 Certificated scheme participants

Within five business days after the later of the operative date and receipt by the transfer secretaries of the relevant certificated scheme participants' documents of title and duly signed and completed form of surrender, payment of the scheme consideration will be effected by way of a cheque to be forwarded to each certificated scheme participant by ordinary post or electronic transfer into the certificated scheme participant's bank account if details of such account are available to the transfer secretaries, the certificated scheme participant concerned has entered into a mandate with the transfer secretaries and the certificated scheme participant surrendered his/her documents of title before 12:00 on Friday, 5 November 2004, each at the risk of the certificated scheme participant concerned. Where no address is specified in the form of surrender, payment will be forwarded to the certificated scheme participant's registered address.

8.2 Dematerialised scheme participants

All scheme consideration due to dematerialised scheme participants will be paid to their respective CSDP or broker, who will update the accounts of those dematerialised scheme participants in accordance with the applicable custody agreement.

8.3 Exchange Control

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants. Any scheme participants who have any doubts as to the application thereof should consult their professional advisers as soon as possible.

8.3.1 *Residents of the common monetary area*

In the case of:

8.3.1.1 a certificated scheme participant whose registered address in the register of members is within the common monetary area and whose documents of title are not endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted to his/her registered address (or electronically transferred to such scheme participant's bank account if the transfer secretaries have details of that bank account, the certificated scheme participant concerned has concluded a mandate with the transfer secretaries and the certificated scheme participant surrendered his/her documents of title before 12:00 on Friday, 5 November 2004), unless written instructions to the contrary are received and an address provided. The form of surrender *(pink)* attached to the circular makes provision for a substitute address; or

8.3.1.1 dematerialised scheme participant, the scheme consideration will be paid to his/her duly appointed CSDP or broker and credited to the dematerialised scheme participant in terms of the provisions of the custody agreement with his/her CSDP or broker.

8.3.2 ***Emigrants from the common monetary area***

In the case of scheme participants who are emigrants from the common monetary area and whose Liberty Life shares form part of their blocked assets, the scheme consideration will:

8.3.2.1 in the case of a certificated scheme participant, be forwarded to the authorised dealer in foreign exchange in South Africa controlling such certificated scheme participants' blocked assets in terms of the Exchange Control Regulations. The form of surrender *(pink)* attached to the circular makes provision for details of the authorised dealer concerned to be given; or

8.3.2.2 in the case of a dematerialised scheme participant, be paid to his/her CSDP or broker, which shall arrange for the same to be credited directly to the blocked Rand bank account of the scheme participant with his/her authorised dealer.

8.3.3 ***All other non-residents of the common monetary area***

The scheme consideration accruing to non-resident scheme participants whose registered addresses are outside the common monetary area and who are not emigrants from the common monetary area will:

8.3.3.1 in the case of a certificated scheme participant, whose documents of title have been endorsed "non-resident" under the Exchange Control Regulations, be posted to his/her registered address, unless written instructions to the contrary are received and an address provided. The form of surrender *(pink)* attached to the circular makes provision for a substitute address; or

8.3.3.2 in the case of a dematerialised scheme participant, be paid to his/her duly appointed CSDP or broker and credited to the dematerialised scheme participant in terms of the provisions of the custody agreement with his/her CSDP or broker.

9. OBLIGATIONS OF LIBERTY LIFE AND THE EMPOWERMENT SUBSIDIARIES

Liberty Life and the empowerment subsidiaries shall, upon the scheme becoming operative, give effect to the terms and conditions of the scheme and will sign and procure the signing of all documents and carry out and procure the carrying out of all acts which are necessary to give effect to the scheme.

10. INSTRUCTIONS AND AUTHORITIES

Upon the scheme becoming operative, Liberty Life shall be entitled to accept and to act upon all documents recorded with Liberty Life relating to the status and capacity of any scheme participant and shall be empowered to act on behalf of any scheme participant in pursuance of and subject to the scheme.

11. GENERAL

11.1 The board of directors of Liberty Life may consent:

11.1.1 either before or at the scheme meeting at any time prior to the voting in respect of the scheme, to any amendment, variation or modification of the terms of the scheme; or

11.1.2 after the scheme meeting, to any amendment, variation or modification which the Court may think fit to approve or impose,

provided that no such amendment, variation or modification made may have an adverse effect on the rights which will accrue to the scheme participants in terms of the scheme as set out in this scheme document.

11.2 The costs incurred by Liberty Life in connection with the scheme will be borne and paid by Liberty Life and will not have any impact on the scheme consideration.

11.3 Any director of Liberty Life nominated by the board of directors of Liberty Life will be entitled and will have the authority on behalf of Liberty Life and each scheme participant to authorise any person to sign all documents required to carry the scheme into effect.

11.4 A certificate signed by any director of Liberty Life stating that all the conditions of the scheme have been fulfilled and that the scheme has become operative shall be binding on Liberty Life, the empowerment subsidiaries and the scheme participants.

11.5 All dates and times referred to in this scheme document are subject to amendment. Details of any such amendments will be published on SENS and in the press.

For and on behalf of

LIBERTY GROUP LIMITED

M J D Ruck
Chief Executive

Johannesburg
31 August 2004

For and on behalf of Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited and Lexshell 623 Investments (Proprietary) Limited, who undertake to be bound by the terms and conditions of the scheme.

M J D Ruck
Director

Johannesburg
31 August 2004

TABLE OF ENTITLEMENT OF EMPOWERMENT SUBSIDIARIES TO LIBERTY LIFE SHARES

Number of ordinary shares held	Number of ordinary shares purchased	Number of ordinary shares held	Number of ordinary shares purchased	Number of ordinary shares held	Number of ordinary shares purchased
1	0	39	4	77	7
2	0	40	4	78	7
3	0	41	4	79	7
4	0	42	4	80	7
5	0	43	4	81	8
6	1	44	4	82	8
7	1	45	4	83	8
8	1	46	4	84	8
9	1	47	4	85	8
10	1	48	4	86	8
11	1	49	5	87	8
12	1	50	5	88	8
13	1	51	5	89	8
14	1	52	5	90	8
15	1	53	5	91	9
16	1	54	5	92	9
17	2	55	5	93	9
18	2	56	5	94	9
19	2	57	5	95	9
20	2	58	5	96	9
21	2	59	6	97	9
22	2	60	6	98	9
23	2	61	6	99	9
24	2	62	6	100	9
25	2	63	6	200	19
26	2	64	6	500	47
27	3	65	6	1 000	94
28	3	66	6		
29	3	67	6		
30	3	68	6		
31	3	69	6		
32	3	70	7		
33	3	71	7		
34	3	72	7		
35	3	73	7		
36	3	74	7		
37	3	75	7		
38	4	76	7		

ORDER OF COURT

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) CASE NO 04/9223

BEFORE THE HONOURABLE MR JUSTICE HUSSEIN

In the *ex parte* application of

LIBERTY GROUP LIMITED Applicant
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)

ORDER

IT IS ORDERED THAT:

1. a meeting ("scheme meeting"), in terms of section 311(1) of the Companies Act No 61 of 1973, as amended ("Companies Act"), of the shareholders of the Applicant registered as such at close of business on Wednesday, 13 October 2004 ("scheme members") shall be convened by the chairperson referred to in paragraph 2 below ("chairperson") and held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, on Friday, 15 October 2004 at the later of 11:00 and ten minutes after the conclusion of the general meeting of Liberty Life shareholders to be held on the same date, for the purpose of considering, and, if deemed fit, agreeing, with or without modification, to the scheme of arrangement ("scheme") proposed by the Applicant between itself, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited, Lexshell 623 Investments (Proprietary) Limited and the shareholders of the Applicant on the terms and conditions contained in the scheme document attached to the papers before this Court ("scheme document");

2. Advocate Isaac Vincent Maleka SC or, failing him, Mr Mohammed Ashraf Chohan or, failing both of them, such other independent attorney or advocate as may be appointed by this Honourable Court, be and is hereby appointed as the chairperson of the scheme meeting;

3. the chairperson is authorised to:

   3.1 convene the scheme meeting;

   3.2 adjourn the scheme meeting from time to time if the chairperson considers it necessary to do so;

   3.3 determine the procedure to be followed at the scheme meeting and any adjournment thereof;

   3.4 notwithstanding paragraph 11 below, determine the validity of any form of proxy submitted for use at the scheme meeting;

   3.5 appoint scrutineers for the purpose of the scheme meeting including any adjournment thereof;

   3.6 accept any form of proxy handed to the chairperson up to ten minutes before the scheme meeting (or any adjournment thereof) is due to commence;

4. the Applicant shall cause a notice convening the scheme meeting to be published once in each of the Government Gazette, Die Rapport, Business Day, The Sunday Times and the City Press in South Africa, at least two weeks before the date of the scheme meeting. The said notice shall state:

   4.1 the time, date and venue of the scheme meeting;

   4.2 that the scheme meeting has been convened in terms of this Order to consider and, if deemed fit, agree to, with or without modification, the scheme;

4.3 that a copy of this Order, the scheme document and the statements in terms of section 312(1)(a) of the Companies Act explaining that the scheme may be inspected (or obtained by any scheme member, free of charge) during normal business hours from the date of such notice up to and including the date on which application is made to sanction the scheme, being a period in excess of fifteen days, at the registered office of the Applicant, being Liberty Centre, 1 Ameshoff Street, Braamfontein; and

4.4 the basic characteristics of the scheme;

5. the Applicant shall, at least two weeks before the date of the scheme meeting, send to each of the shareholders of the Applicant recorded in the register at the close of business on a date not more than five business days prior to the date of such sending, at their addresses as reflected in the Applicant's register of members and those persons named by the Central Securities Depository Participants administering sub-registers as being beneficial owners of shares in the Applicant registered on a date not more than five days prior to the date of such sending, the following:

5.1 a copy of the scheme document and the statements in terms of section 312(1)(a) of the Act explaining the scheme, substantially in the form attached to the papers before the Court;

5.2 the notice referred to in 4 above;

5.3 the form of proxy to be used at the scheme meeting substantially in the form of the form of proxy attached to the papers before the Court; and

5.4 this Order;

6. copies of the documents referred to in 5 above shall lie for inspection at, and copies of these documents may be obtained by scheme members free of charge from, the registered office of the Applicant at the place mentioned in 4.3 above during normal business hours from the date of publication of the notice referred to in 4 above up to and including the date of the hearing referred to in 7 below, which period shall not be less than fifteen days;

7. the Applicant shall publish notice of any adjournment of the scheme meeting (and any consequent amendment of the dates and times for registration in order to be a scheme member and for delivery of proxies) on the Securities Exchange News Service of the JSE Securities Exchange South Africa and in one English newspaper and one Afrikaans newspaper circulating in Johannesburg, Cape Town and Durban, not less than one week prior to the earliest of the amended dates and times;

8. the chairperson shall report, by way of affidavit, the results of the scheme meeting to the Court at 10:00 on Tuesday, 26 October 2004 or so soon thereafter as Counsel may be heard. Such report shall give details of:

8.1 the number of Applicant's members present in person (including those represented) at the scheme meeting or any adjournment thereof and the number of shares held by them;

8.2 the number of Applicant's members represented by proxy at the scheme meeting and the number of shares held by them together with information as to the number represented by the chairperson in terms of proxies;

8.3 any proxies which have been disallowed;

8.4 all resolutions passed at the scheme meeting or any adjournment thereof, with particulars of the number of votes cast in favour of and against each such resolution and of any abstentions, indicating how many votes were cast by the chairperson in terms of proxies;

8.5 all rulings made and directions given by the chairperson at the scheme meeting or any adjournment thereof;

8.6 the relevant portions of documents and reports submitted or tabled at the scheme meeting or any adjournment thereof which bear on the merits or demerits of the scheme, including copies thereof; and

8.7 the main points of any other proposals which were submitted to the scheme meeting or any adjournment thereof;

9. the Applicant shall, simultaneously with the chairperson's report referred to in 8, provide proof of compliance with 4 and 5 as well as proof that the requirements of section 39 of the Long-term Insurance Act No 52 of 1998 have been satisfied;

10. the Applicant shall arrange to make a copy of the chairperson's report to the Court available at the places mentioned in paragraph 4.3 (and the notice of the scheme meeting which is published and sent to the shareholders of the Applicant shall include a statement that it will be so available), during normal business hours from the second day after the day on which the scheme meeting is completed to the date fixed by the Court for the chairperson to report back to it; and

11. scheme members shall be entitled to attend, speak and vote at the scheme meeting in person (which shall be deemed, in the case of a body corporate, attendance by a representative appointed as contemplated in section 188 of the Companies Act) or by proxy. Any scheme member wishing to vote by proxy should tender as his proxy the form of proxy referred to in paragraph 5.3 of this Order. The form of proxy must be completed and returned in accordance with the instructions therein, to the Applicant's transfer secretaries, being Computershare Investor Services 2004 (Proprietary) Limited of Ground Floor, 70 Marshall Street, Johannesburg, to be received by not later than 11:00 on Thursday, 14 October 2004 (or 24 hours before any adjourned scheme meeting). If a form of proxy for the scheme meeting is not received by the appropriate time set out above, it may be handed to the chairperson of the scheme meeting not less than ten minutes before the commencement of the scheme meeting.

BY ORDER OF THE COURT

____

REGISTRAR

7 September 2004

Applicant's Attorneys

Werksmans Inc.
155 – 5th Street
Sandown
Sandton, 2196
Tel: (011) 535 8000
Fax: (011) 535 8600
(Ref: Mr G Driver/Ms H Goolam)

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

VALUATION STATEMENT IN TERMS OF SECTION 312(1)(a)(ii) OF THE COMPANIES ACT

The definitions and interpretations on pages 4 to 11 of this document apply, *mutatis mutandis*, to this valuation statement in terms of section 312(1)(a)(ii) of the Companies Act.

1. INTRODUCTION

1.1 The purpose of this valuation statement is to set out all relevant information material to the value of Liberty Life shares. Accordingly, this valuation statement explains the financial effects and other benefits of the black ownership initiative to Liberty Life.

1.2 This valuation statement should be read together with the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act. As explained in that explanatory statement:

1.2.1 shareholders of Liberty Life who are registered as such on the participation record date, shall be deemed to have disposed of (and shall be deemed to have undertaken to transfer) 9.35% of the Liberty Life shares held by them as at the participation record date (whether they hold those shares in certificated or dematerialised form), to the empowerment subsidiaries, which shall acquire ownership of such shares;

1.2.2 in consideration for its disposal of each scheme share, each scheme participant will receive the scheme consideration of 4850 cents;

1.2.3 the scheme consideration represents a discount of 4.9% to the Liberty Life closing share price on Friday, 9 July 2004 of 5100 cents. After taking into account the interim dividend to be paid to Liberty Life shareholders on 13 September 2004 of 162 cents per share, the effective discount to the Liberty Life closing share price on Friday, 9 July 2004 is 1.78%. Friday, 9 July was used as the cut off date in the calculation of the scheme consideration as it was two business days before the Liberty Life board of directors met to assess and approve the black ownership initiative and the general staff scheme. The board considers the discount to be important for the sustainability of the black ownership initiative. In terms of the scheme, a total of 25 796 145 shares (or such number of shares that results from the rounding up or down to the nearest whole number fractions of shares arising from the application of the repurchase of 9.35% of the shares held by each Liberty Life shareholder in terms of the scheme) will be acquired by the empowerment subsidiaries, representing 9.35% of the issued share capital of Liberty Life at an aggregate consideration of approximately R1.3 billion;

1.2.4 in order to enable the empowerment subsidiaries to pay the scheme consideration, Liberty Life will, immediately prior to the time at which the scheme consideration becomes payable by the empowerment subsidiaries, subscribe for the preference shares in the empowerment subsidiaries by paying to the empowerment subsidiaries an aggregate subscription price equal to the aggregate cash consideration payable by the empowerment subsidiaries;

1.2.5 immediately after implementation of the scheme, Liberty Life will implement the subsidiary disposals by disposing of the entire issued share capital of each empowerment subsidiary to the relevant black partner for a cost of R1.00 per empowerment subsidiary. Thereafter,

Liberty Life will hold only the preference shares and the special preference share in the empowerment subsidiaries and the black partners will, through the empowerment subsidiaries and subject to the rights of those preference shares, enjoy ownership of the Liberty Life shares acquired by the empowerment subsidiaries in terms of the scheme; and

1.2.6 in addition, current Liberty Life shareholders will retain the right to receive any interim dividend declared by Liberty Life.

2. RATIONALE

2.1 Liberty Life's commitment to BEE

Liberty Life is firmly committed to BEE in South Africa. The Company accepts that meaningful participation by black people in the mainstream economy is essential to sustaining South Africa's successful economic and democratic structures.

Liberty Life has for many years followed a BEE strategy aimed at achieving:

- a meaningful number of black directors and executives in Liberty Life;
- a staff complement that reflects South Africa's diverse demographic profile;
- a procurement policy that recognises BEE;
- a growing and economically active customer base drawn from previously economically disadvantaged communities; and
- social development and educational programmes that are primarily directed at developing and empowering previously disadvantaged communities.

Liberty Life is a large South African-based institution that is part of the fabric of South Africa. Accordingly, the board believes that Liberty Life needs to facilitate an empowerment transaction that seeks to embrace the spirit as well as requirements of the Charter.

2.2 The Charter

Many of Liberty Life's long-practiced BEE philosophies were formally embodied in the Charter, which was adopted on 17 October 2003 by participants in the South African financial sector, including the Life Offices' Association. This sector-wide commitment to BEE is aimed at contributing towards sustained economic growth, development and social transformation in South Africa.

The six key areas of BEE embraced by the Charter are:

- business ownership and control;
- development of human resources;
- procurement and enterprise development;
- access to financial services;
- empowerment financing; and
- corporate social investment.

The scorecard provides an objective and broad-based set of indicators for measuring each financial institution's success in meeting the requirements of the Charter. It is intended that the scorecard will be used by:

- financial institutions to assess their own progress in achieving BEE;
- the Charter Council in evaluating a financial institution's adherence to the Charter; and
- the Government and private sector, when adjudicating business to be awarded to financial institutions.

In terms of the Charter, in order for a financial institution to earn the maximum 12 direct ownership points, 10% of the value of the South African operations of that financial institution, together with control over all of the voting rights attaching to that equity interest, must be held by black people by 31 December 2010. The maximum direct ownership points will only be achieved if the Charter's control requirements are met, i.e. a minimum of 33% black representation on the board of directors of that financial institution by 2008.

3. THE BLACK PARTNERS

The broad-based nature of the black partners is designed to mirror the spread of Liberty Life's South African business network and maximise the business case for BEE by aligning the interests of the black partners, many of whom are already stakeholders in Liberty Life as shareholders, customers, intermediaries, employees, suppliers and members of communities in which Liberty Life operates, with those of Liberty Life.

3.1 The Tutuwa Consortium

Liberty Life considers it imperative to have leaders among its black partners and it envisages that strategic partners will provide such leadership and assist it in providing co-ordination between the black partners to meet its strategic objectives and grow its business.

Both Safika and Shanduka are black companies founded by prominent black individuals who were influential in driving South Africa's democratic process in the early 1990's and who have since established themselves as businessmen with proven track records.

Liberty Life's black ownership initiative provides a unique opportunity to strengthen and entrench relationships with Safika and Shanduka who will be value-adding strategic partners to the operations of Liberty Life.

The approximate 10.3 million Liberty Life shares effectively acquired by the Tutuwa Consortium will be held in separate entities by Safika and Shanduka in the ratio of 60:40. Safika will therefore effectively hold approximately 6.2 million Liberty Life shares and Shanduka approximately 4.1 million Liberty Life shares.

Safika

Safika is an empowerment investment holding company with investments in the fields of, *inter alia*, communication, information technology, human capital, natural resources and financial services.

Safika currently partners Liberty Life in STANLIB, where it leads a consortium that holds an interest of 25.2% in STANLIB. Safika has successfully assisted STANLIB in generating meaningful additional business since becoming a shareholder in STANLIB.

The effective shareholders of Safika are: Moss Ngoasheng (20%); Vuli Cuba (20%); Saki Macozoma (20%); Marc Ber (10%); Soto Ndukwana (5%) and Richard Chauke (5%). In addition, 20% of the shares in Safika are reserved for future strategic shareholders.

Liberty Life and Standard Bank are in advanced discussions to acquire, in total, a 20% strategic shareholding in Safika. This acquisition is not linked to the black ownership initiative.

Saki Macozoma is currently a member of the board of Liberty Life.

Shanduka

Shanduka is a black-owned and managed investment holding company founded by Cyril Ramaphosa, James Motlatsi and several black professionals. Shanduka has investments in the resources, property, industrial and financial sectors. Shanduka's principals have been active participants in the BEE landscape in South Africa since 1996.

The shareholders of Shanduka are: the Ramaphosa family (30%); management and staff (25%); James Motlatsi and other individuals (10%); Standard Bank Group Limited (15%); Investec Limited (15%) and community trusts (5%).

3.2 The black managers and black non-executive directors

Liberty Life believes that one of the most effective ways to achieve broad-based empowerment is to empower its black staff. Accordingly, the black managers' trust has been established for the benefit of current and future Liberty Life black managers and black non-executive directors.

Liberty Life currently has approximately 840 black South African managers who will participate in the black ownership initiative. The allocation committee will submit proposals to a sub-committee of the board for approval of the final allocations. It is anticipated that Liberty Life will finalise the initial allocation of interests in the black managers' trust during the fourth quarter of 2004.

The empowerment of black managers and black non-executive directors through the black ownership initiative is a sensitive matter, which needs to be managed and communicated properly. To this end, Liberty Life has developed a comprehensive communication and education programme that will be aimed at addressing any concerns of employees.

Liberty Life also believes that it is important for its present and future black non-executive directors to participate in the black ownership initiative. It has accordingly been proposed that Liberty Life's black non-executive directors benefit under the black managers' trust upon similar terms and conditions as those upon which the black managers benefit. It is intended that Leila Patel and Sibusiso Sibisi will be offered 100 000 Liberty Life ordinary shares each, out of the Liberty Life shares acquired by the black managers' trust. Any future allocations to black non-executive directors will be determined by the allocation committee.

3.3 The community trust and other community, regional and educational empowerment groupings

The board is committed to fulfilling its social responsibilities and considers it appropriate to empower broad-based community, regional and educational empowerment groupings, which is in line with the South African Government's aims of achieving broad-based empowerment initiatives and educating the nation. In seeking to contribute to the delivery of quality education to all South Africans, the Liberty Foundation has developed initiatives in education such as The Liberty Learning Channel, the Mindset Network, the Sunday Times/Liberty ReadRight programme and Primary Matters and Matric Matters (published in partnership with the Independent Group).

Market research has shown that as a result of the Liberty Foundation's activities, Liberty Life is recognised as a leading education company by the lower-income segment of the South African market. Therefore, it is considered appropriate to build on this community-upliftment platform by giving the benefits of direct equity ownership to community, regional and educational empowerment groupings.

Safika and Shanduka have committed to assisting Liberty Life in the identification of these community, regional and educational empowerment groupings. It is envisaged that the selection of the community, regional and educational empowerment groupings will be completed by 31 December 2004.

4. VALUE OF THE SOUTH AFRICAN OPERATIONS OF LIBERTY LIFE

JPMorgan was appointed to perform a valuation of Liberty Ermitage, which is based in Jersey and has operations in London, Luxembourg and Bermuda. Having regard to the fair value of Liberty Ermitage and the empowerment value of STANLIB (as determined by the value at which Liberty Life and Standard Bank Group Limited, collectively, disposed of 25.2% of the equity of STANLIB to a black empowerment consortium in 2003), which values are included in the market value of Liberty Life, the board is of the view that in order to comply with the Charter's direct ownership requirements (10% of the value of the South African operations), it is necessary for the black partners to acquire 9.35% of the issued share capital of Liberty Life.

Description	R'million
Liberty Life market capitalisation(1)	14 068
Value of Liberty Ermitage(2)	(635)
Equity value of South African operations	13 433
10% of Liberty Life's South African operations – gross empowerment value	**1 343**
Less: Empowerment value of STANLIB(3)	(28)
Net empowerment value	**1 316**(4)
Net empowerment value as a percentage of Liberty Life's market capitalisation	**9.35%**

Notes:

(1) At the close of business on 9 July 2004.

(2) JPMorgan valuation.

(3) Based on equity value at the transaction date of 18 June 2003.

(4) Differences due to rounding.

5.1 The preference shares

Liberty Life established the empowerment subsidiaries, whose sole purpose is to acquire and own Liberty Life shares, and capitalise them by subscribing for variable rate, redeemable cumulative, preference shares, with an aggregate value of approximately R1.3 billion, with a term of 20 years.

5.1.1 *Important terms of the preference shares*

Each preference share confers on the holder thereof the right to receive a cumulative preference cash dividend calculated at a variable dividend rate equal to 65% of the prime rate, on each date on which the company which has issued the share ("the relevant empowerment subsidiary") receives an ordinary dividend, other distribution or payment of any kind from Liberty Life by virtue of that company holding Liberty Life shares;

The preference shares are redeemable as follows:

- each empowerment subsidiary may redeem the preference shares at any time with the prior written consent of the holders of the preference shares;
- each empowerment subsidiary must redeem the preference shares on the first business day after the expiry of a period of 20 (twenty) years from the date on which the relevant empowerment subsidiary allotted and issued the preference shares, but the terms of the preference shares provide for early redemption upon the happening of certain events, including the liquidation of the relevant empowerment subsidiary, and the failure of the relevant empowerment subsidiary to comply with the terms of the preference shares if such failure remains unremedied for three days after a holder of a preference share has demanded such remedy; and
- the dividends paid to each empowerment subsidiary in respect of its Liberty Life shares, less any costs necessary for the administrative functions of the subsidiary, will be used to pay the preference dividends and, after a period of three years from the date of issue of the preference shares, any surplus of such dividend flow over the preference dividends shall be used to redeem the preference shares, although the black partners will be entitled to receive 10% of such surplus in future if the aggregate value of the empowerment subsidiary's Liberty Life shares, calculated at the thirty-day volume weighted average price of Liberty Life shares traded on the JSE, is more than 1.75 times the aggregate redemption amount that would be payable to preference shareholders if the preference shares were to be redeemed at that time;

The preference shareholders shall only be entitled to vote at meetings of the empowerment subsidiary if the empowerment subsidiary fails to comply with the rights attaching to the preference shares or if, and then only in relation to, a resolution directly affecting the rights of the preference shareholders; and

The rights attaching to the preference shares may not be amended without the consent of three quarters of the preference shareholders.

The details of the rights attaching to the preference shares are set out in the articles of association of the empowerment subsidiaries.

5.1.2 *Important terms of the special preference share*

Liberty Life will subscribe for and each empowerment subsidiary will issue to Liberty Life, a special preference share which will, until the special preference share has been redeemed by the relevant empowerment subsidiary, effectively ensure that Liberty Life remains a shareholder of the relevant empowerment subsidiary and thereby retains all the rights afforded to Liberty Life as a party to the shareholders' agreements, the important terms and conditions of which are detailed in 5.3 below.

The important rights attaching to the special preference share issued by each empowerment subsidiary are as follows:

- the special preference share redemption date will be the later of the following dates:
  - first business day after the end of the lock-in period;

- the first business day after all the preference shares have been redeemed and all amounts payable on such redemption have been paid in full;
- the first business day after the holder of the ordinary shares and/or the relevant empowerment subsidiary have remedied any breach of the shareholders' agreement between Liberty Life and that empowerment subsidiary; and
- the first business day after the holder of the special preference share no longer has any rights under the shareholders' agreement between Liberty Life and that empowerment subsidiary, the details of which are set out in paragraph 5.3 below; and

- the relevant empowerment subsidiary shall redeem the special preference share issued by it on the special preference share redemption date, as described above, for the redemption price of R1.00.

5.2 The subsidiary disposals

The black partners have each independently agreed, with Liberty Life, to purchase the entire issued ordinary share capital of the relevant empowerment subsidiary for a purchase consideration of R1.00 per empowerment subsidiary, with effect from the day following implementation of the scheme. These subsidiary disposals are subject to the fulfilment of the conditions precedent set out in paragraph 4.1 of the explanatory statement.

After the black ownership initiative has been concluded, assuming a share price of 5100 cents, being the closing price per Liberty Life share on 9 July 2004:

- the Tutuwa Consortium will own the ordinary shares in Stratco 1 and Stratco 2, which will, collectively, own approximately 10.3 million Liberty Life shares, approximately 3.74% of the issued share capital of Liberty Life, with a market value of approximately R525 million;
- the black managers' trust will own the ordinary shares in Staffco, which will own approximately 10.3 million Liberty Life shares, approximately 3.74% of the issued share capital of Liberty Life, with a market value of approximately R525 million; and
- the community trust will own ordinary shares in Commco, which will own approximately 5.2 million Liberty Life shares, approximately 1.87% of the issued share capital of Liberty Life, with a market value of approximately R265 million.

5.3 The important terms and conditions of the shareholders' agreements

Safika and Liberty Life have entered into a shareholders' agreement with respect to Stratco 1 and Shanduka and Liberty Life have entered into a shareholders' agreement with respect to Stratco 2. The black managers' trust and Liberty Life have entered into a shareholders' agreement with respect to Staffco and the community trust and Liberty Life have entered into a shareholders' agreement with respect to Commco. These agreements will regulate the relationship between Liberty Life (as preference and special preference shareholder) and the relevant black partner (as ordinary shareholder) of the relevant empowerment subsidiary to ensure, insofar as possible, the continued compliance by Liberty Life with the direct ownership requirements of the Charter. In terms of those shareholders' agreements:

- until at least the expiry of the lock-in period each black partner and empowerment subsidiary will be and remain a black company if and while Liberty Life or any company in the Liberty Life group is able to enjoy or is capable of benefiting therefrom;
- until at least the expiry of the lock-in period, the black partners are not entitled, except for in certain limited circumstances which Liberty Life would control, to encumber or dispose of their shares in the empowerment subsidiaries;
- until at least the expiry of the lock-in period or until the date of redemption of all the preference shares, whichever is the later, the empowerment subsidiaries are not entitled, except for in certain limited circumstances which Liberty Life would control, to encumber or dispose of their shares in Liberty Life;

- the black partners (excluding the black managers' trust and the community trust) and their respective shareholders have undertaken not, in future, to become involved with other financial institutions if that involvement will lead to such institutions receiving points under the ownership and control provisions of the Charter, for the duration of the lock-in period;
- Liberty Life may dispose of the preference shares held by it at any time;
- upon the occurrence of certain voluntary default events on the part of a black partner, or the empowerment subsidiary in which that black partner holds shares, Liberty Life has the right to purchase all of the ordinary shares held by that black partner in the empowerment subsidiary for R1.00;
- upon the occurrence of certain involuntary default events relating to the black partners, or the empowerment subsidiary in which the black partner holds shares, Liberty Life has the right to purchase all of the ordinary shares held by that black partner in the empowerment subsidiary for fair market value; and
- for the duration of the lock-in period, Liberty Life will use Safika and Shanduka, as its preferred strategic BEE partners, to the extent that Safika and Shanduka are able to participate in any BEE transaction on a competitive basis in regard to price, co-operation and other business related factors.

In addition to the above terms and conditions, Shanduka is entitled to dispose of some or all of its interest in Stratco 2 to Safika, and, similarly, Safika is entitled to dispose of some or all of its interest in Stratco 1 to Shanduka.

As security for the due fulfilment by the black partners of their obligations in terms of the shareholders' agreements, they have pledged their interests in the relevant empowerment subsidiaries to Liberty Life.

6. RESULTANT STRUCTURE OF LIBERTY LIFE



Other Liberty Life shareholders
Black ownership initiative
General staff scheme
Safika
Shanduka
The community trust/ community, regional and educational groupings
The black managers' trust
100%
100%
100%
100%
Stratco 1
Stratco 2
Commco
Staffco
General staff scheme trust/Lexshell 615
2.24%
1.50%
1.87%
3.74%
0.17%
90.48%
Liberty Life
100%
100%
100%
100%
Preference shares

7. ACCOUNTING TREATMENT

The principle underlying the accounting treatment is GAAP compliance. GAAP may require a transaction to be accounted for in a different manner to its legal substance and form. The accounting treatment described below has been determined based on both local and international accounting advice and interpretations of GAAP at the date of announcing the transaction, 15 July 2004.

The acquisition of the Liberty Life shares by the empowerment subsidiaries is accounted for as a reduction in equity in Liberty Life's company and consolidated annual financial statements. The preference share capital provided to the empowerment subsidiaries does not meet the definition of a financial asset in terms of GAAP, as the repayment of the preference share obligation will effectively be financed by Liberty Life's ordinary dividends. As a result, Liberty Life's dividend and capital redemption payments received on the preference shares are eliminated against gross dividends declared.

For purposes of the calculation of EPS, the weighted average number of Liberty Life shares in issue is reduced by the number of Liberty Life shares held by those empowerment subsidiaries, which have been sold to the black partners. The weighted average number of Liberty Life shares in issue will be restored on full repayment of the preference shares by the black partners, or to the extent transferred to a third party, upon such transfer.

In considering the applicability of IFRS 2, Liberty Life has been advised that the black ownership initiative is not regarded as a "good" or a "service" as envisaged by the standard. The transaction is performed for a purpose other than the payment for a good or a service supplied by Liberty Life and the requirements of IFRS 2 are, therefore, not considered to be applicable.

8. ECONOMIC COST

Liberty Life has estimated the economic cost of the black ownership initiative and the general staff scheme, both incurred and potential, quantified using recognised financial risk pricing methodologies and assumptions, to be approximately R375 million. This translates to 2.7% of the market capitalisation of Liberty Life with reference to the closing Liberty Life share price of 5100 cents per share on 9 July 2004. JPMorgan reviewed this estimation.

9. *PRO FORMA* FINANCIAL EFFECTS

The *pro forma* financial effects set out below have been prepared to assist Liberty Life shareholders to assess the impact of the black ownership initiative and the general staff scheme on the EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover. These *pro forma* financial effects have been disclosed in terms of the listings requirements of the JSE and do not constitute a representation of the future financial position of Liberty Life on implementation of the black ownership initiative and the general staff scheme and any benefits which may flow therefrom. The board is responsible for the *pro forma* financial effects, which are provided for illustrative purposes only and as a result, may not fairly present Liberty Life's financial position, changes in equity, results of operations or cash flows. The financial effects have been performed against the unaudited interim results for the six months ended 30 June 2004 as these are the latest available Liberty Life financial results. The financial effects, disclosed in the announcement dated 15 July 2004, were performed against the audited annual results for the 12 months ended 31 December 2003. A *pro forma* balance sheet as at 30 June 2004 showing the financial effects of the black ownership initiative and general staff scheme has been prepared for illustrative purposes and is disclosed in Annexure 4.

	Before the black ownership initiative and the general staff scheme(1)	**After the black ownership initiative and the general staff scheme**(4)	**Percentage change**
EPS (cents)	181.3	172.6(2)	(4.8)
HEPS (cents)	167.2	157.1(2)	(6.0)
NAV per share (cents)	3 234.5	3 049.5(3)	(5.7)
TNAV per share (cents)	3 144.3	2 950.0(3)	(6.2)
Embedded value per share (cents)	5 759.4	5 834.8(3)	1.3
Total return on equity (%)(5)	11.3	10.5(2)	(7.1)
Headline return on equity (%)(5)	10.4	9.6(2)	(7.7)
Capital adequacy requirement cover (times)	2.5	2.2(3)	

Notes:

1. The EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover *"Before the black ownership initiative and the general staff scheme"* are based on the unaudited interim results for the six months ended 30 June 2004. In respect of EPS, HEPS, total return on equity and headline return on equity, the weighted average number of Liberty Life shares in issue, as per the unaudited interim results for the six months ended 30 June 2004, of 275.3 million was used. In respect of the NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover, the number of Liberty Life shares in issue at 30 June 2004 as per the unaudited interim results for the six months ended 30 June 2004, of 275.8 million was used. The Liberty Life shares held in the Liberty Life Share Trust and Lexshell 615 as at 30 June 2004 were not classed as treasury shares and there were no other treasury shares at that date.
2. The EPS, HEPS, total return on equity and headline return on equity *"After the black ownership initiative and the general staff scheme"* are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 1 January 2004 using 249.5 million shares in issue (275.3 million weighted average ordinary shares in issue as per the unaudited interim results for the six months ended 30 June 2004 less 25.8 million shares owned by the black partners).
3. The NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover *"After the black ownership initiative and the general staff scheme"* are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 30 June 2004 using 250.0 million shares in issue (275.8 million shares in issue as per the unaudited interim results for the six months ended 30 June 2004 less 25.8 million shares owned by the black partners).
4. The *"After the black ownership initiative and the general staff scheme"* column reflected above, is calculated based on the following assumptions:
   - Liberty Life, through its empowerment subsidiaries, acquires 25.8 million ordinary shares at 4850 cents per share in terms of the scheme. The *pro rata* share repurchase is funded by approximately R1.3 billion of capital in Liberty Life;
   - the *pro rata* share repurchase is debited to an empowerment reserve;
   - dividends on preference shares paid by the empowerment subsidiaries to Liberty Life equal the dividends on Liberty Life shares paid to the empowerment subsidiaries;
   - the *pro rata* repurchase of approximately R1.3 billion is financed from shareholders' funds through Liberty Life's existing available cash and near cash, which would have earned an after-tax return of 4.1% per annum;
   - an assumed cost-to-company expense of R33.4 million relating to the general staff scheme, which will be used by employees to acquire approximately 265 700 treasury shares and which will be used by the agents to pay any tax payable by them in respect of the donation to them of approximately 194 300 treasury shares, and from which the loan, from Liberty Life to Lexshell 615, will be written off. It is assumed that the expense relating to the general staff scheme will fully impact headline earnings; and
   - the estimated costs of R22.5 million associated with the black ownership initiative and general staff scheme have been taken into consideration in the calculation of the *pro forma* financial effects.
5. The return on equity is based on average shareholders' funds for the period.

10. LIBERTY LIFE POLICYHOLDERS

Liberty Life policyholders will not be directly affected by the black ownership initiative and the general staff scheme, as the proposed transactions will use shareholders' funds.

11. OPINIONS AND RECOMMENDATIONS

11.1 Independent adviser's opinion

Although not a requirement in terms of the listings requirements of the JSE, JPMorgan was appointed as an independent adviser to advise the board as to whether the terms and conditions of the black ownership initiative and the general staff scheme are fair and reasonable from a financial point of view to Liberty Life. JPMorgan has considered the terms and conditions of the black ownership initiative and the general staff scheme and, based on a review of the information available to it and its discussions with management of Liberty Life, is of the opinion that, collectively, the terms and conditions of the black ownership initiative and the general staff scheme are fair and reasonable from a financial point of view to Liberty Life. As a result of this fair and reasonable not being required by the JSE, it does not comply with the JSE Listings Requirements.

11.2 Opinion of the board

The board, together with Liberty Life's advisers, has structured the black ownership initiative and the general staff scheme in an attempt to ensure that they are in line with the long-term strategy of the Company.

The board is mindful that a failure by Liberty Life to embark on a BEE strategy that complies with the Charter will have negative consequences for the financial performance and sustainability of the Company.

Taking the above factors into account, the board has considered the terms and conditions of the black ownership initiative and the general staff scheme and JPMorgan's opinion and is of the unanimous opinion that they are fair and reasonable to Liberty Life. Accordingly, the board recommends that shareholders vote in favour of the scheme at the scheme meeting and the resolutions to be proposed at the general meeting to be held on the same date and same venue as the scheme meeting. In respect of their personal holdings in Liberty Life, the directors intend to vote in favour of the scheme and the resolutions to be proposed at the general meeting.

Saki Macozoma recused himself from the decision-making process of the board due to his 20% interest in the issued share capital of Safika.

12. INFORMATION ON LIBERTY LIFE

12.1 Incorporation

Liberty Life was incorporated on 10 September 1957 under the laws of South Africa as a public limited liability company. Its principal executive offices are located at Liberty Centre, 1 Ameshoff Street, Braamfontein.

Liberty Life obtained its JSE listing in 1962 and in the ensuing years acquired the life insurance operations of Manufacturers Life, Sun Life and Prudential Assurance Company and gained control of Rapp & Maister Holdings and First Union General Investment Trust. By 1992, Liberty Life had become the fifth largest company in South Africa in terms of market capitalisation on the JSE. Liberty Life's assets at this time exceeded R35 billion.

In 1999, founder and chairman Donald Gordon retired and Standard Bank Group Limited acquired control of Liberty Holdings from the Gordon family.

In 2002, Standard Bank Group Limited and Liberty Life formed a jointly held wealth management group, STANLIB, merging their respective asset management, unit trust, linked products and investment management businesses.

In 2003, Liberty Life was party to one of the largest empowerment deals in the sector when Liberty Life and Standard Bank each sold 12.6% of their respective stakes in STANLIB to a BEE consortium led by Safika.

12.2 Nature of business

Liberty Life offers a comprehensive and complementary range of non-banking financial services and aspires to meet ever-changing client needs. Liberty Life seeks to provide quality products, easy accessibility and value adding services in all its dealings with stakeholders.

Liberty Life's key strength remains its growing agency, franchise and broker marketing forces. The relationship that Liberty Life continues to build between itself, its intermediaries and its clients secures a close one-to-one relationship that includes face-to-face consultancy and individual response to personal financial needs and aspirations.

The various business units offer a variety of tailored products:

Charter Life Insurance Company Limited ("Charter Life")

Charter Life offers retail assurance and investment policies specialising in bancassurance products.

Liberty Personal Benefits

Liberty Personal Benefits markets a diverse range of investment, retirement, health and risk products and services to individuals.

Liberty Corporate Benefits

Liberty Corporate Benefits markets flexible, comprehensive and packaged solutions for the retirement funding and insured benefits needs of staff of mainly small to medium-sized businesses, with a workforce typically between 10 and 300.

Liberty Ermitage

Liberty Ermitage is a Jersey-based fund management company that specialises in alternative investments.

STANLIB

STANLIB serves local and other African markets offering a varied product mix of both local and international investments that include all classes of assets.

Liberty Group Properties (Proprietary) Limited ("Liberty Properties")

Liberty Properties leases, manages, and administers prime retail, office and industrial properties countrywide.

12.3 **Prospects of Liberty Life**

Liberty Life will, for the foreseeable future, focus on the business and value drivers such as growing new business, improving service levels, cost reduction, capital management and people, thereby ensuring sustainable benefits in the short to medium term.

Future earnings will continue to be impacted by the performance and volatility of local and international financial markets.

12.4 **Corporate structure**

The following organisational chart outlines the Liberty Life group and the legal ownership of Liberty Life's three significant subsidiaries and its joint venture, STANLIB. A percentage shareholding has been shown for Charter Life, Liberty Ermitage, Liberty Group Properties and STANLIB. Apart from Charter Life, Liberty Ermitage, Liberty Group Properties and STANLIB, all the other businesses shown are divisions of Liberty Life.



Liberty
Asset Management
Life Assurance
Support Units
100%
100%
37.4%
100%
Liberty Ermitage Jersey
Liberty Group Properties
STANLIB
Liberty Personal Benefits
Charter Life
Liberty Corporate Benefits
Group Information Management
Group Actuarial
Consultancy
Group Corporate Communications
Brand Development
Group Legal Services
Group Human Resources
Group Finance
Group Risk Management

12.5 **Trading history of Liberty Life**

The trading history of Liberty Life's shares on the JSE is set out in Annexure 1.

12.6 **Material changes**

There have been no material changes in the business of Liberty Life subsequent to the announcement of the unaudited interim results for the six months ended 30 June 2004.

12.7 **Recent transactions**

Investec Employee Benefits ("IEB")

In April 2003, Liberty Life announced that it had agreed to acquire the policyholder liabilities of IEB's Fully Administered Group and Permanent Health Insurance Business as follows:

- Liberty Life would reinsure the policyholders liabilities relating to the acquired business;
- Liberty Life would assume the administration of the above policies with effect from August 2003; and
- IEB and Liberty Life will apply for a Court Order in terms of section 37 of the Long-term Insurance Act, to formally transfer these policyholders liabilities to Liberty Life.

The Competition Tribunal approved the above acquisition by Liberty Life on 6 August 2003.

13. **TAX IMPLICATIONS FOR SHAREHOLDERS**

The tax treatment of scheme participants is dependent on their individual circumstances and on the tax jurisdiction applicable to such scheme participants. It is recommended that scheme participants seek appropriate advice in this regard.

14. **SHARE CAPITAL OF LIBERTY LIFE**

The authorised and issued share capital of Liberty Life as at the last practicable date is set out below. The authorised and issued share capital of Liberty Life will not be affected by the implementation of the black ownership initiative and the general staff scheme.

	R'million
Authorised share capital	
400 000 000 ordinary shares of 10 cents each	40.0
Issued share capital	
275 847 728 ordinary shares of 10 cents each	27.6
Share premium	2 214.7
Total issued share capital and premium	2 242.3

As at the last practicable date, the Liberty Life group held 963 137 treasury shares. The number of the treasury shares will be reduced by 9.35% as a result of the black ownership initiative to 872 603 Liberty Life shares. This resulting balance will be further reduced by approximately 460 000 shares as a result of the general staff scheme discussed in the section of this circular on the disposal of treasury shares in terms of the general staff scheme, set out on page 55.

15. **FINANCIAL INFORMATION**

The independent reporting accountants' report on the unaudited *pro forma* financial effects and information of the black ownership initiative and the general staff scheme is set out in Annexure 2.

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

Directors

D E Cooper *(Chairman)**
M J D Ruck *(Chief Executive)*
H I Appelbaum
A W B Band*
D A Hawton*
S J Macozoma*
J H Maree*
Prof L Patel*
M Rapp*
A Romanis*
M J Shaw*
Dr S P Sibisi*

*Non-executive

STATEMENT OF DIRECTORS' MATERIAL INTERESTS IN TERMS OF SECTION 312(1)(a)(iii) OF THE COMPANIES ACT

The definitions and interpretations on pages 4 to 11 of this circular apply, *mutatis mutandis*, to the following statement of directors' material interests.

1. DIRECTORS' SHAREHOLDINGS IN LIBERTY LIFE

As at the last practicable date, the directors' material interests are as set out in the table below.

Director	**Liberty Life shares (beneficial)**
Executive	
H I Appelbaum	46 500
Independent non-executive	
A Romanis	254 623
	301 123

Other than the directors' interests reflected above, no other directors own Liberty Life shares.

However, by virtue of either directorships in, or material shareholdings held directly or indirectly by, Standard Bank Group Limited 54.7% in the issued ordinary share capital of Liberty Holdings and by virtue of Liberty Holdings owning 54.0% of the issued ordinary share capital of Liberty Life, D E Cooper, M J D Ruck, A W B Band, D A Hawton, S J Macozoma, J H Maree, Prof L Patel, M Rapp, A Romanis, M J Shaw and Dr S P Sibisi, all being directors of Liberty Life and/or Liberty Holdings and/or Standard Bank Group, had in aggregate, an indirect beneficial and non-beneficial interest in 148 928 570 ordinary shares in Liberty Life at 31 December 2003.

No changes to the interests of the directors have taken place since 31 December 2003 prior to the last practicable date.

2. DIRECTORS' SHARE OPTIONS IN LIBERTY LIFE

Director	Date granted	Strike price per share	Expiry date	Number of shares under option
M J D Ruck	2003/06/02	R48.50	2009/03/31	166 000
	2004/03/15	R54.25	2010/03/31	200 000
				366 000
H I Appelbaum	1998/09/10	R36.44	2006/03/31	7 500
	1999/09/28	R37.00	2006/03/31	10 122
	2001/04/03	R48.50	2007/03/31	16 483
				34 105

The directors' share options will not be affected by the scheme. Other than the directors' share options reflected above, no other directors own Liberty Life share options.

3. DIRECTORS' REMUNERATION

	2003 R'000	2002 R'000
Directors' emoluments		
Chairman and non-executive directors' fees	**1 339**	1 081
Executive directors		
Total emoluments	**14 675**	13 520
Basic salaries	**5 251**	6 680
Bonuses and performance-related payments	**3 338**	4 194
Retirement and medical benefits	**931**	1 452
Other incentives and benefits	**5 155**	1 194
Emoluments paid by the Company	**16 014**	14 601
D E Cooper – Fees paid as Chairman	**825**	750
D E Cooper – Fees paid as a member of the Remuneration Committee	**25**	–
Fees paid to non-executive directors	**489**	331
A W B Band (Appointed – 1 October 2003)	**12**	–
D D B Band (Resigned – 13 March 2002)	**–**	12
E Bradley (Resigned – 13 March 2002)	**–**	6
D A Hawton	**130**	80
R J Khoza (Resigned – 13 March 2002)	**–**	26
W S MacFarlane (Retired – 30 June 2003)	**57**	70
S J Macozoma (Re-appointed – 3 December 2003)	**–**	6
R A Plumbridge (Resigned – 13 March 2002)	**–**	6
M Rapp	**50**	25
A Romanis	**90**	50
M J Shaw (Appointed – 13 March 2002)	**138**	40
C B Strauss (Resigned – 13 March 2002)	**–**	6
E P Theron (Resigned – 13 March 2002)	**–**	4
S P Sibisi (Appointed – 1 October 2003)	**12**	–
	1 339	1 081

	Basic salaries R'000	Bonuses and performance-related payments R'000	Retirement and medical benefits R'000	Other incentives and benefits R'000	Total emoluments R'000
Executive directors' total emoluments comprise:					
2003					
Paid by Company					
Current directors	2 840	200	411	3 369	6 820
M J D Ruck	1 758	–	182	3 157[(1)]	5 097
H I Appelbaum	1 082	200	229	212	1 723
Former directors	2 411	3 138	520	1 786	7 855
R C Andersen	1 012	1 400	244	122	2 778
M A Bloom	295	737	59	83	1 174
M J Jackson	610	539	128	1 207[(2)]	2 484
D S Nohr	494	462	89	374	1 419
Total paid	**5 251**	**3 338**	**931**	**5 155**	**14 675**
2002					
Paid by Company					
Directors					
R C Andersen	2 365	2 000	572	276	5 213
H I Appelbaum	960	26	211	203	1 400
M A Bloom	1 152	737	230	204	2 323
M J Jackson	1 116	770	239	326	2 451
D S Nohr	1 087	661	200	185	2 133
Total paid	**6 680**	**4 194**	**1 452**	**1 194**	**13 520**

Notes:

1. Includes a sign-on bonus of R3 million. 100% of bonus is repayable if M J D Ruck leaves Liberty Group Limited prior to 31 May 2005, and 50% is repayable if he leaves during the period 1 June 2005 and 31 May 2006.
2. Includes a severance payment on retirement.

The directors' remuneration will not be varied in consequence of the black ownership initiative and the general staff scheme.

4. DIRECTORS' INTERESTS IN THE BLACK OWNERSHIP INITIATIVE

Save for Mr Saki Macozoma (who is a shareholder of Safika and recused himself from deliberations of the board regarding the black ownership initiative and the remaining black directors, Leila Patel and Sibisiso Sibisi, who will be offered 100 000 Liberty Life shares each, out of the Liberty Life shares acquired by the black managers' trust), the directors of Liberty Life have no interest in the black ownership initiative, other than through their abovementioned holdings of Liberty Life shares. The effect of the scheme on the Liberty Life shares held by directors of Liberty Life, set out above, is no different from the effect of the scheme on the interests of other scheme members and scheme participants.

Apart from the transaction in which the Safika-led consortium, of which Mr Saki Macozoma is a shareholder, acquired a 25.2% interest in STANLIB in June 2003, no director of Liberty Life has any interest in any transaction material to Liberty Life that was effected during the current or immediately preceding financial year, or during an earlier financial year and which remains in any material respect outstanding or unperformed.

The black non-executive directors will be beneficiaries of the black managers' trust which forms part of the black ownership initiative. Their participation will not be material relative to the total black managers' participation.

5. DIRECTORS' EMOLUMENTS AND SERVICE CONTRACTS

The emoluments and service contracts of Liberty Life's directors will not be affected by the black ownership initiative.

6. DIRECTORS' GENERAL INFORMATION

Name	Position	Business address	Principal activities
Derek Edward **Cooper**	Chairman	Standard Bank Group Limited 9th Floor 5 Simmonds Street Johannesburg	Chairman of the Board Member of Remuneration Committee
Myles John Denniss **Ruck**	Chief Executive	Liberty Group Limited 3rd Floor Executive Suite Liberty Centre 1 Ameshoff Street Braamfontein	Chief Executive Member of Transformation Committee
Hylton Ira **Appelbaum**	Executive Director	Liberty Foundation 4th Floor West Libridge 25 Ameshoff Street Braamfontein	Executive Director in charge of the Liberty Foundation
Angus William Balharrie **Band**	Non-executive Director	AVI Limited 19 Impala Road Chislehurston	
Derek Aubrey **Hawton**	Non-executive Director	Kersaf Limited 4th Floor 27 Fredman Drive Sandton	Chairman of Remuneration Committee Member of Risk Committee Member of Audit & Actuarial Committee
Sakumzi Justice **Macozoma**	Non-executive Director	STANLIB Limited 17 Melrose Boulevard Melrose Arch	Chairman of Transformation Committee
John Helenius **Maree**	Non-executive Director	Standard Bank Group Limited 9th Floor 5 Simmonds Street Johannesburg	Member of Transformation Committee
Leila **Patel** (Prof)	Non-executive Director	Rand Afrikaans University Yellow Block D Ring 709 Kingsway Auckland Park	Member of Transformation Committee
Michael **Rapp**	Non-executive Director	West City Holdings 3 Prince Albert Road London NW1 7SN	
Alan **Romanis**	Non-executive Director	79 Protea Avenue Atholl	Member of Risk Committee Member of Audit & Actuarial Committee

Name	Position	Business address	Principal activities
Martin John **Shaw**.	Non-executive Director	815 Centre Road Morningside Sandton	Chairman of Risk Committee Chairman of Audit & Actuarial Committee
Sibusiso Patrick **Sibisi** (Dr)	Non-executive Director	CSIR Building 3A Corner Lynnwood and Meiring Naude Roads Lynnwood	

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1957/002788/06)

Share code: LGL ISIN: ZAE000024543

Directors

D E Cooper *(Chairman)**

M J D Ruck *(Chief Executive)*

H I Appelbaum

A W B Band*

D A Hawton*

S J Macozoma*

J H Maree*

Prof L Patel*

M Rapp*

A Romanis*

M J Shaw*

Dr S P Sibisi*

*Non-executive

THE DISPOSAL OF TREASURY SHARES IN TERMS OF THE GENERAL STAFF SCHEME

The definitions and interpretations on pages 4 to 11 apply, *mutatis mutandis*, to this section on the general staff scheme.

1. INTRODUCTION

In addition to the scheme, subject to the conditions precedent set out in 4 below, Liberty Life proposes the general staff scheme in terms of which approximately 4 600 qualifying staff will each be awarded 100 Liberty Life shares, at no cost to the qualifying staff. Liberty Life will use existing treasury shares, remaining after the implementation of the black ownership initiative, to implement the general staff scheme.

2. RATIONALE

Liberty Life seeks to promote an equitable and diversity-friendly workplace environment and would like to encourage share ownership by employees and agents at all levels of the business across Liberty Life.

3. MECHANICS OF THE GENERAL STAFF SCHEME

3.1 Employees

Liberty Life will establish the general staff scheme trust, the sole purpose of which will be to acquire and hold Liberty Life shares on behalf of the qualifying staff. Each qualifying staff member will receive the rights through the general staff scheme to 100 shares in Liberty Life and will be entitled to the dividends in respect of those shares. The rights to the Liberty Life shares will vest in the qualifying staff immediately, but they will not be entitled to dispose of these shares for a period of five years from receipt thereof. The qualifying staff will vote the Liberty Life shares which they acquire, from the initial date of acquisition. The acquisition of Liberty Life shares through the general staff scheme trust will be funded by the payment of bonuses to qualifying staff. These bonuses will be the amount required to fund, on an after-tax basis, the acquisition of the necessary Liberty Life shares at their market value. It is intended that Liberty Life will dispose of treasury shares to meet the requirements of the general staff scheme. This paragraph applies only to qualifying staff that are employees.

3.2 Agents

100 treasury shares will be donated to each agent included within the qualifying staff. The rights to these Liberty Life shares (including the rights to receive dividends) will vest in agents immediately, but they will not be entitled to dispose of these shares for a period of five years from receipt thereof during which time a subsidiary of Liberty Life, will continue to be the registered holder thereof. These agents will vote their shares through that subsidiary. Any tax payable by agents in respect of the donation of treasury shares to them will be funded by the payment of bonuses to them.

4. CONDITIONS PRECEDENT TO THE GENERAL STAFF SCHEME

The implementation of the general staff scheme is conditional upon:

- shareholders approving an ordinary resolution authorising the disposal of the relevant Liberty Life shares to the general staff scheme trust;
- shareholders approving a resolution which authorises an amendment to the terms of the Liberty Life Share Trust authorising the disposal by the Liberty Life Share Trust of Liberty Life shares held by it for the purposes of the general staff scheme and on the open market of the JSE; and
- the fulfilment of the conditions precedent set out in paragraph 4.1 of the explanatory statement, relating to the black ownership initiative.

5. ACCOUNTING TREATMENT

As the acquisition of the Liberty Life shares by the qualifying staff in terms of the general staff scheme is to an extent funded by remuneration, the cost of the general staff scheme will to such extent be treated as an employee cost on implementation.

6. *PRO FORMA* FINANCIAL EFFECTS OF THE GENERAL STAFF SCHEME

The *pro forma* financial effects set out below have been prepared to assist Liberty Life shareholders to assess the impact of the general staff scheme on the EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover. These *pro forma* financial effects have been disclosed in terms of the listings requirements of the JSE and do not constitute a representation of the future financial position of Liberty Life on implementation of the general staff scheme. The board is responsible for the *pro forma* financial effects, which are provided for illustrative purposes only and as a result, may not fairly present Liberty Life's financial position, changes in equity, results of operations or cash flows. The financial effects have been performed against the unaudited interim results for the six months ended 30 June 2004 as these are the latest available Liberty Life financial results.

	Before the general staff scheme(1)	After the general staff scheme(4)	Percentage change
EPS (cents)	181.3	172.5(2)	(4.8)
HEPS (cents)	167.2	158.5(2)	(5.2)
NAV per share (cents)	3 234.5	3 226.1(3)	(0.3)
TNAV per share (cents)	3 144.3	3 135.8(3)	(0.3)
Embedded value per share (cents)	5 759.4	5 750.9(3)	(0.1)
Total return on equity (%)(5)	11.3	10.7(2)	(5.3)
Headline return on equity (%)(5)	10.4	9.9(2)	(4.8)
Capital adequacy requirement cover (times)	2.5	2.5(3)	

Notes:

1. The EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover *"Before the general staff scheme"* are based on the unaudited interim results for the six months ended 30 June 2004. In respect of EPS, HEPS, total return on equity and headline return on equity, the weighted average number of Liberty Life shares in issue, as per the unaudited interim results for the six months ended 30 June 2004, of 275.3 million was used. In respect of the NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover, the number of Liberty Life shares in issue at 30 June 2004, as per the unaudited interim results for the six months ended 30 June 2004, of 275.8 million was used. The Liberty Life shares held in the Liberty Life Share Trust and Lexshell 615 at 30 June 2004 were not classed as treasury shares and there were no other treasury shares at that date.
2. The EPS, HEPS, total return on equity and headline return on equity *"After the general staff scheme"* are based on the assumption that the general staff scheme was implemented on 1 January 2004.
3. The NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover *"After the general staff scheme"* is based on the assumption that the general staff scheme was implemented on 30 June 2004.
4. The *"After the general staff scheme"* column reflected above, makes the following assumptions:
   - an assumed cost-to-company expense of R33.4 million which will be used by employees to acquire approximately 265 700 treasury shares and which will be used by the agents to pay any tax payable by them in respect of the donation to them of approximately 194 300 treasury shares, and from which the loan, from Liberty Life to Lexshell 615, will be written off;
   - it is assumed that the expense relating to the general staff scheme will fully impact headline earnings;
   - the number of shares in issue has not been adjusted, since it is assumed that existing Liberty Life treasury shares are used to implement the scheme; and
   - the estimated costs of R22.5 million associated with the black ownership initiative and the general staff scheme have not been taken into consideration in the calculation of the above *pro forma* financial effects, as it is assumed that these costs relate primarily to the black ownership initiative.
5. The return on equity is based on average shareholders' funds for the period.

7. DIRECTORS' STATEMENT

The use of the treasury shares for the general staff scheme does not constitute an affected transaction in terms of the Securities Regulation Code on Take-overs and Mergers and Rules of the Securities Regulation Panel established under section 440B of the Companies Act.

8. GENERAL MEETING

As a result of the fact that treasury shares will be used to implement the general staff scheme, the disposal of the treasury shares will, under 5.75 of the JSE Listings Requirements, be treated as a fresh issue of securities. Shareholders will therefore need to approve the general staff scheme in the form of a resolution with the prescribed shareholder approval levels being met.

A general meeting will be held at 10:00 on Friday, 15 October 2004 or at a later time or date to which the general meeting may be adjourned or postponed at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg for the purposes of considering and, if deemed fit, passing, with or without amendment, the resolutions necessary to implement the general staff scheme and the resolutions relating to the black ownership initiative set out in the notice of the general meeting included on page 67 of the circular.

9. **ISSUE OF LIBERTY LIFE SHARES IN THE LAST 3 YEARS**

All of the Liberty Life shares issued in the last three years were issued in terms of share options.

Date	Description	Number of Liberty Life shares	Average price
30 September 2000	Issued in terms of share options	831 714	R41.21
31 March 2001	Issued in terms of share options	274 080	R35.17
30 September 2001	Issued in terms of share options	476 069	R37.67
31 March 2002	Issued in terms of share options	661 853	R35.29
30 September 2002	Issued in terms of share options	539 180	R38.60
31 March 2003	Issued in terms of share options	133 147	R37.24
30 September 2003	Issued in terms of share options	918 382	R37.23
31 March 2004	Issued in terms of share options	1 176 692	R44.78

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

ADDITIONAL INFORMATION

The definitions and interpretations on pages 4 and 11 of this document apply, *mutatis mutandis*, to this additional information supplied in this section.

1. MAJOR SHAREHOLDERS

The names of persons who are reflected in Liberty Life's register of shareholders as holding, directly or indirectly, a beneficial interest of 5% or more of the issued share capital of Liberty Life, as at the last practicable date, are set out below:

	Shareholding
Liberty Holdings Limited	53.99%
Public Investment Commissioner	7.20%

2. MATERIAL CONTRACTS

Save for the shareholders' agreements and sale agreements discussed in this circular and the contract discussed in paragraph 4 on page 52, Liberty Life has not entered into any material contracts, other than in the ordinary course of business, or any other contract that contains an outstanding obligation or settlement material to Liberty Life or its subsidiaries, prior to the last practicable date.

3. LITIGATION STATEMENT

Liberty Life is not involved in any legal or arbitration proceedings, nor are the directors aware of any proceedings that are pending or threatened, which may have a material effect on the financial position of Liberty Life.

4. KING CODE

4.1 Introduction

Liberty Life is committed to striving for the highest levels of corporate governance and is satisfied that the provisions of the second King Report on Corporate Governance for South Africa have substantially been complied with. As governance structures are dynamic, Liberty Life reviews and reassures its corporate governance practices on an ongoing basis and maintains a strong drive to identify and implement global best practice.

The primary motivation is to ensure that Liberty Life conducts its business activities with integrity so as to be responsive to the needs of all stakeholders, including shareholders, policyholders, intermediaries and other customers, employees and the communities in which they live and work, suppliers, other business partners, industry regulators and government.

4.2 Board of directors

4.2.1 *Composition of the board*

Liberty Life has adopted a unitary board structure, with the board consisting of 12 directors. These directors are drawn from diverse backgrounds and bring a wide range of experience, insight and professional skills to their positions.

4.2.2 *Role and function of the board*

The board is responsible for the ultimate control of the business of Liberty Life, as well as for ensuring that clear strategic direction is provided and that appropriate management structures are in place. Some of these structures are designed to provide a reasonable level of assurance as to the proper control and conduct of Liberty Life's affairs.

The board defines Liberty Life's objectives and participates in discussions on, and monitors the progress of, strategic direction and policy, operational performance, business acquisitions and disposals, the approval of major capital expenditures, consideration of significant financial matters, risk management, compliance, succession planning, the monitoring of executive management's activities and any other matters that have a material impact on Liberty Life's affairs.

The board meets quarterly under the chairmanship of Derek Cooper. Additional meetings are arranged as and when necessary. Myles Ruck, the Chief Executive, oversees and manages Liberty Life's daily operations.

4.2.3 *Independence of the board*

By adhering to a number of key principles, the board's independence from daily executive management team is ensured:

- the roles of Chairman and Chief Executive are kept separate;
- ten of the twelve directors are non-executive, with eight of the ten non-executive directors being independent;
- the group audit and actuarial committee and the group risk committee consist of independent non-executive directors;
- the group remuneration committee consists of independent non-executive directors and the chairman of the board;
- non-executive directors do not hold service contracts with Liberty Life and their remuneration is not tied to the company's financial performance; and
- all directors have access to the advice and services of the company secretary and are entitled, at the expense of Liberty Life and after consultation with the group chairman, to seek independent professional advice on the affairs of Liberty Life. No director obtained independent professional advice on the affairs of Liberty Life during 2003.

4.3 Group audit and actuarial committee

4.3.1 *Members*

Messrs M J Shaw (chairman), D A Hawton and A Romanis, all of whom are independent non-executive directors. Mr W S MacFarlane retired as a director of Liberty Life and ceased to be a member and chairman of the group audit and actuarial committee on 30 June 2003.

4.3.2 *Principal objectives*

Liberty Life audit and actuarial committee's principal objectives are to:

- act as an effective communication channel between the board on the one hand and the external auditors and the head of internal audit on the other;
- assist the board in ensuring that the external audit is conducted in a thorough, objective and cost effective manner;

- satisfy the board that adequate internal, financial and operating controls are being identified, addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored through the group risk committee;
- provide the board with an assessment of the effectiveness of the external auditors and the internal audit function;
- provide the board with an assessment of the effectiveness of the compliance function;
- enhance the quality, effectiveness, relevance and communication value of the published financial statements and other public documentation of a financial nature issued by Liberty Life, with focus being placed on the actuarial assumptions, parameters, valuations and reporting guidelines and practices adopted by the statutory actuary as appropriate to Liberty Life's insurance activities;
- provide the board with an independent point of reference in seeking a resolution of interpretative and controversial issues that impact on the published financial statements and other public announcements issued by Liberty Life; and
- set the principles governing the provision of non-audit services by Liberty Life's external auditors, and review the extent and nature of all non-audit services provided.

The members of the group audit and actuarial committee review the audit plans, budgets and scope of the external and internal audit functions. The external auditors, head of internal audit, statutory actuary, group risk executive, head of group compliance and group secretary all have unrestricted access to the chairman of the group audit and actuarial committee at all times. The group audit and actuarial committee also has responsibility for Charter Life. Liberty Ermitage and STANLIB have their own audit committees, comprising independent non-executive directors. These audit committees meet quarterly and minutes of these meetings are reviewed at group audit and actuarial committee meetings.

4.3.3 *Meetings*

Group audit and actuarial committee meetings are held at least four times a year and are attended by Liberty Life's external auditors, the statutory actuary, the head of internal audit and the appropriate members of the senior executive management team.

4.4 Group Risk Committee

4.4.1 *Members*

Messrs M J Shaw (chairman), D A Hawton and A Romanis, all independent non-executive directors.

Mr D A Hawton became a member of the group risk committee following the resignation on 30 June 2003 of Mr W S MacFarlane as a director of Liberty Life, Liberty Holdings and as a member of the group risk committee.

4.4.2 *Principal Objectives*

The group risk committee principal objectives are to:

- review Liberty Life's risk philosophy, strategy and policies recommended by executive management;
- review compliance with risk policies and with the overall risk profile of Liberty Life;
- review and assess the integrity of the process and procedures for identifying, assessing, recording and monitoring of risk;
- review the adequacy and effectiveness of Liberty Life's risk management function and its implementation by management;

- ensure that material corporate risks have been identified, assessed and receive attention; and
- provide the board with an assessment of the state of risk management within Liberty Life.

4.4.3 *Meetings*

Group risk committee meetings are held at least twice a year.

4.5 Group remuneration committee

The board considers that an effective remuneration committee is the key to ensuring that the remuneration of directors and senior executive management is aligned with shareholders' interests. The remuneration committee deals with all aspects of the remuneration of directors and senior executive management, including the allocation of share options.

4.5.1 *Members*

An independent non-executive director chairs the remuneration committee. The committee membership is comprised of two non-executive directors and the Chairman of the board, the majority of whom are independent with relevant experience and a good knowledge of the Company and the environment in which it operates.

The Chief Executive attends meetings unless deemed inappropriate by the committee and invites representatives such as the executive in charge of Group Human Resources, to accompany him at meetings.

No director or employee is present when his or her own salary, incentives or benefits are discussed, except for the recommendation of non-executive directors' fees for approval by the board and ultimate approval by shareholders of Liberty Life.

The members of the committee are Messrs D A Hawton (chairman), M J Shaw (both independent non-executive directors) and D E Cooper, non-executive chairman of the board.

4.5.2 *Principal objectives*

The overall purpose of the remuneration committee is to be a representative body to enable the board to discharge its responsibilities relating to the following:

- determining the policy for executive remuneration, and to approve the individual remuneration packages for each of the executive directors and other senior executives, as appropriate;
- ensuring that competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high performance staff at all levels in support of realising corporate objectives and to safeguard stakeholder interests;
- reviewing the design and management of salary structures and policies, incentive schemes and share option programmes to ensure that they motivate sustained high performance and are linked to corporate performance;
- developing and implementing a policy of remuneration philosophy for disclosure to enable a reasonable assessment of reward practices and the governance process to be made by stakeholders;
- recommending the level of non-executive directors' fees to the board after receiving inputs from executive directors;
- agreeing the compulsory retirement funding and healthcare benefits for all levels and categories of employees in the group; and
- ensuring compliance with applicable laws and codes.

4.5.3 ***Oversight role***

The remuneration committee has an oversight role in relation to the remuneration philosophy, processes and practices undertaken by STANLIB and covers all items of remuneration, including short-term incentives such as the STANLIB Asset Management bonus scheme.

The chairman of the remuneration committee also acts as chairman of the STANLIB remuneration committee, in order to ensure consistency of approach. The STANLIB committee mandate is modelled on that of the remuneration committee.

4.6 **Internal, financial and operating controls**

The board acknowledges its responsibility for ensuring that Liberty Life implements and monitors the effectiveness of systems of internal, financial and operating controls. These systems are designed to guard against material misstatement and loss.

The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks are delegated to senior executive management by the board. The group audit and actuarial committee reviews these matters regularly on behalf of the board.

Even effective systems of internal, financial and operating control, no matter how well designed, have inherent limitations, including the possibility of circumventing or overriding such controls. Such systems can therefore not be expected to provide absolute assurance. Effective systems of internal, financial and operating controls, therefore, aim to provide reasonable assurance as to the reliability of financial information and, in particular, of the financial statements.

Moreover, changes in the business and operating environment could have an impact on the effectiveness of such controls with, accordingly, are reviewed and reassessed continuously.

Liberty Life maintains internal, financial and operating controls that are designed to provide reasonable assurance regarding:

- the safeguarding of assets against unauthorised use or dispossession;
- compliance with applicable laws and regulations; and
- the maintenance of proper accounting records and the adequacy and reliability of financial information.

The external and internal audit functions assist in providing the board and senior executive management with monitoring mechanisms for identifying risks and assessing controls appropriate to managing such risks.

4.7 **Share dealing by directors and senior personnel**

Liberty Life has implemented a code relating to share dealing by directors and other senior personnel whom by virtue of the key positions they hold, have comprehensive knowledge of Liberty Life's affairs. The code imposes closed periods to prohibit dealing in Liberty Life shares before the announcement of mid-year and year-end financial results or in any other period considered price sensitive, in compliance with the listings requirements of the JSE in respect of dealings by directors. The company secretary undertakes the administration required to ensure compliance with this code under the direction of the Chief Executive.

The code goes further by also restricting dealings by directors and other senior personnel (to the extent that they are aware) in any security that may be affected by a transaction or proposed transaction between Liberty Life and such company.

5. **EXPERTS' CONSENT**

The independent adviser, attorneys, investment bank and sponsor, lead sponsor and reporting accountants and auditors have consented in writing to act in the capacities stated and to their names being stated in this circular and had not withdrawn their consents prior to the publication of this circular.

6. COSTS

The estimated costs associated with the black ownership initiative and the general staff scheme are set out in the table below:

Description	R'000
Investment bank and sponsor	10 000
Lead sponsor	200
Independent financial adviser	2 000
Printing, publication and distribution costs	1 400
Independent reporting accountants	150
Attorneys, Counsel fees	2 500
JSE documentation fees	15
Stamp duty and uncertificated securities tax payable on the transfer of scheme shares to the empowerment subsidiaries in terms of the scheme	3 128
Allotment duty payable on the issue of the preference shares and the special preference share by the empowerment subsidiaries	3 128
	22 521

Note:

Excluding value-added tax.

Liberty Life will bear all costs incurred in relation to the independent financial adviser's opinion, all legal, advisory, investment bank and sponsor, tax and other advisers and including the costs of this document.

7. DIRECTORS' RESPONSIBILITY STATEMENT

The directors, whose names are listed on page 50 of this document, having considered all statements of fact and opinion in this document, accept, individually and collectively, full responsibility for the accuracy of such statements and certify that, to the best of their knowledge and belief, there are no omissions from this document of material facts which would make any statements of fact or opinion contained in this document false or misleading, that this document contains all information required by the JSE Listings Requirements and that all reasonable enquiries in this regard have been made.

8. DIRECTORS' STATEMENT REGARDING LIQUIDITY AND WORKING CAPITAL ADEQUACY

After considering the effects of the black ownership initiative and the general staff scheme, the directors of Liberty Life declare that they believe that:

- Liberty Life and its subsidiaries will, in the ordinary course of business, be able to pay their debts for a period of 12 months from the date of this circular;
- the assets of Liberty Life and its subsidiaries will be in excess of their liabilities, measured in accordance with the accounting policies used in the annual report for the 12 months ended 31 December 2003, for a period of 12 months from the date of this circular;
- the ordinary share capital and reserves of Liberty Life and its subsidiaries will be adequate for ordinary business purposes for a period of 12 months from the date of this circular; and
- the working capital of Liberty Life and its subsidiaries will be adequate for a period of 12 months from the date of this circular.

9. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection at Liberty Centre, 1 Ameshoff Street, Braamfontein, during normal office hours from 10 September 2004 up to and including the date on which application is made to sanction the scheme, which is expected to be on 26 October 2004:

- this document;
- the Order of Court convening the scheme meeting;
- the sale agreements and shareholders' agreements;

- the audited annual financial statements of Liberty Life for each of the three financial years ended 31 December 2001 to 2003;
- the unaudited interim financial statements for the six months ended 30 June 2004;
- the signed letters of consent of the attorneys, investment bank and sponsor, lead sponsor, independent reporting accountants and the independent financial adviser, consenting to the publication of their names in the form and context in which they appear in this circular;
- the fair and reasonable opinion of the independent financial adviser;
- the independent reporting accountants report on the *pro forma* financial effects from PricewaterhouseCoopers Inc;
- the report by the statutory actuary of Liberty Life on the black ownership initiative and the general staff scheme;
- copies of service agreements with directors, managers, vendors' and promoters' entered into during the last three years;
- the Memorandum and Articles of Association of Liberty Life;
- the Liberty Life Share Trust;
- the proposed deed of amendment to the Liberty Life Share Trust;
- the trust deeds of the community trust, general staff scheme trust and the black managers' trust; and
- the Articles of Association of each of the empowerment subsidiaries.

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

Directors

D E Cooper *(Chairman)**
M J D Ruck *(Chief Executive)*
H I Appelbaum
A W B Band*
D A Hawton*
S J Macozoma*
J H Maree*
Prof L Patel*
M Rapp*
A Romanis*
M J Shaw*
Dr S P Sibisi*

*Non-executive

NOTICE OF THE GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a general meeting of the Company will be held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, at 10:00 on Friday, 15 October 2004 for the purposes of considering and, if deemed fit, passing, with or without amendment, the following special and ordinary resolutions:

SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT, the repurchase, in terms of the scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act No 61 of 1973, as amended ("Companies Act"), between Liberty Group Limited ("Liberty Life"), Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited and Lexshell 623 Investments (Proprietary) Limited and the ordinary shareholders in Liberty Life, a copy of which scheme is attached to and forms part of the circular containing the notice convening the general meeting at which this special resolution will be proposed, by:

- Lexshell 620 Investments (Proprietary) Limited of 6 191 075 ordinary shares in Liberty Life;
- Lexshell 621 Investments (Proprietary) Limited of 4 127 383 ordinary shares in Liberty Life;
- Lexshell 622 Investments (Proprietary) Limited of 10 318 458 ordinary shares in Liberty Life;
- Lexshell 623 Investments (Proprietary) Limited of 5 159 229 ordinary shares in Liberty Life;

(or such number as may result from the rounding up or down to the nearest whole number of fractions that may result from the repurchase of an aggregate of 9.35% of the shares held by each Liberty Life shareholder in terms of that scheme) for a consideration of 4850 cents per ordinary share in Liberty Life, be and is hereby approved and authorised.

Reason for and the effect of the special resolution

The reason for and effect of the special resolution, if passed, is to provide a specific approval for the acquisition by the wholly-owned subsidiaries of the Company of shares issued by the Company in order to enable the proposed scheme of arrangement to be implemented.

ORDINARY RESOLUTIONS

1. **RESOLVED THAT, SUBJECT TO THE PASSING OF THE SPECIAL RESOLUTION TO BE PROPOSED AT THE GENERAL MEETING AT WHICH THIS RESOLUTION IS PROPOSED:**

   1.1 the disposal by Liberty Group Limited ("Liberty Life") of all the ordinary shares held by Liberty Life in:

   - Lexshell 620 Investments (Proprietary) Limited to Safika;
   - Lexshell 621 Investments (Proprietary) Limited to Shanduka;
   - Lexshell 622 Investments (Proprietary) Limited to the black managers' trust; and
   - Lexshell 623 Investments (Proprietary) Limited to the community trust;

   for a consideration of R1.00 in respect of each company so sold, be and is hereby approved and authorised; and

   1.2 the directors be and are authorised to do all such things, sign all such documents, procure the doing of all such things and the signature of all such documents as may be necessary or incidental to give effect to this resolution and the special resolution to be proposed at the general meeting at which this resolution is proposed.

2. **RESOLVED THAT, SUBJECT TO THE PASSING OF THE SPECIAL RESOLUTION AND ORDINARY RESOLUTION NUMBER 1 TO BE PROPOSED AT THE GENERAL MEETING AT WHICH THIS RESOLUTION IS PROPOSED, AND THIS ORDINARY RESOLUTION NUMBER 2 BEING APPROVED BY 75% OF THE VOTES CAST IN RESPECT OF THIS ORDINARY RESOLUTION NUMBER 2;**

   2.1 the donation by Lexshell 615 Investments (Proprietary) Limited of 100 Liberty Life shares to each agent of Liberty Life who is selected by Liberty Life for this purpose, on the basis that the maximum number of agents so selected shall not exceed 2 100, be and is hereby approved and authorised;

   2.2 the amendment of the terms of the Liberty Life Association of Africa Limited Share Trust in accordance with the deed of amendment tabled at the meeting held to consider this resolution, which authorises the sale of Liberty Life's shares held by that Trust for the purposes of the general staff scheme described in the circular to Liberty Life shareholders dated 10 September 2004 or on the open market of the JSE, be and is hereby approved and authorised; and

   2.3 the directors be and are authorised to do all such things, sign all such documents, procure the doing of all such things and the signature of all such documents as may be necessary or incidental to give effect to this resolution and the special resolution to be proposed at the general meeting at which this resolution is proposed.

If you have dematerialised your Liberty Life shares other than with own name registration

Your CSDP or broker should contact you to ascertain how you wish to cast your vote at the general meeting and thereafter to cast your vote in accordance with your instructions. If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions. If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker. You must not complete the attached form of proxy for the general meeting *(green)*.

In accordance with the mandate between you and your CSDP/broker, you must advise your CSDP or broker if you wish to attend the general meeting or send a proxy to represent you at the general meeting and your CSDP or broker will issue the necessary letter of authority.

If you have not dematerialised your Liberty Life shares or if you have dematerialised your Liberty Life shares with own name registration

You may attend the general meeting in person and may vote at the general meeting. You may appoint a proxy to represent you at the general meeting by completing the attached form of proxy for the general meeting (*green*) in accordance with the instructions it contains and return it to the company's transfer secretaries, at their address referred to in the "Corporate Information", to be received by no later than 10:00 on Thursday, 14 October 2004.

By order of the board

V E Barnard
Company Secretary

Johannesburg
10 September 2004

TRADING HISTORY OF LIBERTY LIFE SHARES ON THE JSE

The trading history of Liberty Life shares on the JSE is set out below:

		Low (cents)	High (cents)	Volume
Quarterly				
2002	31 March	5350	6130	21,031,024
	30 June	5350	6790	25,000,232
	30 September	5020	5900	19,902,894
	31 December	5200	6035	16,630,722
2003	31 March	4525	5700	23,842,474
	30 June	4500	5400	30,878,089
	30 September	4680	5400	25,946,622
	31 December	4600	5420	23,933,023
2004	31 March	5100	5700	31,588,775
	30 June	4800	5600	24,033,898
Monthly				
2003	30 April	4500	4975	8,434,832
	31 May	4500	4950	5,970,235
	30 June	4851	5400	16,473,022
	31 July	4772	5400	7,445,228
	30 August	4881	5290	8,121,009
	30 September	4680	5250	10,380,385
	31 October	4600	5400	11,410,746
	30 November	4900	5375	7,531,134
	31 December	4919	5420	4,991,143
2004	31 January	5335	5700	8,933,284
	29 February	5380	5660	12,889,562
	31 March	5100	5650	9,765,929
	30 April	5060	5600	11,329,611
	31 May	4800	5395	5,811,500
	30 June	5015	5300	6,892,787
	31 July	4850	5250	5,421,149
	31 August	4955	5579	6,416,279

	Low (cents)	High (cents)	Volume
Daily			
2004 August 2	5041	5130	89,092
3	5130	5250	251,338
4	5130	5200	422,872
5	5105	5140	121,105
6	4970	5120	216,121
10	4976	5036	47,799
11	4955	5100	376,812
12	4990	5280	444,606
13	5200	5300	380,137
16	5175	5350	522,196
17	5298	5350	346,072
18	5270	5300	201,580
19	5200	5432	276,458
20	5310	5400	277,843
23	5330	5500	166,472
24	5401	5500	281,559
25	5425	5500	266,307
26	5401	5500	301,111
27	5441	5500	180,508
30	5321	5450	437,844
31	5400	5579	808,447

REPORTING ACCOUNTANTS' REPORT ON THE FINANCIAL EFFECTS AND INFORMATION OF THE BLACK OWNERSHIP INITIATIVE AND THE GENERAL STAFF SCHEME

"20 August 2004

The Directors
Liberty Group Limited
1 Ameshoff Street
Braamfontein
2001

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS AND INFORMATION OF THE BLACK OWNERSHIP INITIATIVE AND THE GENERAL STAFF SCHEME

INTRODUCTION

Liberty Group Limited ("Liberty Life") will propose a scheme of arrangement by certain Liberty Life subsidiaries, in terms of section 311 of the Companies Act, between Liberty Life and its ordinary shareholders and the subsequent sale by Liberty Life of the ordinary shares held by it in the Liberty Life subsidiaries to various black economic empowerment entities ("the Black Ownership Initiative and the General Staff Scheme").

We report on the unaudited *pro forma* financial effects and information on Liberty Life set out in paragraph 9 of the Valuation Statement, paragraph 6 of the section on the Disposal of Treasury Shares in Terms of the General Staff Scheme and Annexure 4 to be included in the circular to Liberty Life shareholders to be dated on or about 10 September 2004. The unaudited *pro forma* financial effects and information have been prepared for illustrative purposes to provide information about how the Black Ownership Initiative and the General Staff Scheme might have affected the shareholders of Liberty Life. Because of their nature, the unaudited *pro forma* financial effects and information may not give a fair reflection of Liberty Life's financial position or the effect on income going forward.

At your request, and for purposes of the Black Ownership Initiative and the General Staff Scheme, we present our report on the unaudited *pro forma* financial effects and information in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE Listings Requirements").

RESPONSIBILITIES

The directors of Liberty Life are solely responsible for the preparation of the unaudited *pro forma* financial effects and information to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to report on the unaudited *pro forma* financial effects and information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial effects and information, beyond that owed to those to whom those reports were addressed at their dates of issue.

BASIS OF OPINION

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted *pro forma* financial effects and information to the unaudited interim results of Liberty Life for the six months ended 30 June 2004, considering the evidence supporting the adjustments to the unaudited *pro forma* financial effects and information, recalculating the amounts based on the information obtained and discussing the unaudited *pro forma* financial effects and information with the directors of Liberty Life.

Because the above procedures do not constitute either an audit or a review made in accordance with Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited *pro forma* financial effects and information.

Had we performed the additional procedures or had we performed an audit or review of the financial statements in accordance with Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

OPINION

In our opinion:

- the unaudited *pro forma* financial effects and information have been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Liberty Life; and
- the adjustments are appropriate for the purposes of the unaudited *pro forma* financial effects and information, as disclosed and in terms of section 8.30 of the JSE Listings Requirements.

Yours faithfully

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Sunninghill
2157"

FAIR AND REASONABLE OPINION OF THE INDEPENDENT FINANCIAL ADVISER

This fair and reasonable opinion by the independent adviser is not required in terms of the JSE Listings Requirements and does not comply with the JSE Listings Requirements.

"13 July 2004

The Board of Directors
Liberty Group Limited
Liberty Centre
1 Ameshoff Street
Braamfontein
Johannesburg 2001
The Republic of South Africa

For the attention of: **Mr Derek Cooper**
Group Chairman

Dear Sirs

PROPOSED INTRODUCTION OF BLACK OWNERSHIP TO LIBERTY GROUP LIMITED ("LIBERTY GROUP") IN ORDER TO COMPLY WITH THE DIRECT EQUITY OWNERSHIP REQUIREMENTS OF THE FINANCIAL SECTOR CHARTER ("THE CHARTER") ("THE PROPOSED TRANSACTION")

Introduction

We have been appointed by the board of directors of the Liberty Group to advise on whether the terms and conditions of the proposed transaction are fair and reasonable, from a financial point of view, to the Liberty Group.

Brief overview of transaction

In terms of the proposed transaction:

- the Liberty Group will establish a number of wholly-owned subsidiaries (collectively "Newcos");
- the Liberty Group will fund the Newcos by subscribing for Newco preference shares (the "preference shares") to the value of approximately R1,3 billion;
- the Liberty Group and the Newcos will collectively propose a scheme of arrangement in terms of section 311 of the Companies Act (Act 61 of 1973), as amended (the "Companies Act"), between Liberty Group and its ordinary shareholders ("the scheme");
- in terms of the scheme, the Newcos will acquire in aggregate 9.35% of the issued share capital of Liberty Group *pro rata* from its ordinary shareholders as a specific share repurchase in terms of section 89 of the Companies Act;
- the Liberty Group will then sell the ordinary shares in the Newcos to strategic black shareholders, community, regional and educational empowerment based organisations and to a trust formed for the sole benefit of current and future black employees of Liberty Group, at a consideration of R1.00 each; and
- Liberty Group will contribute R34 million pre-tax to a general staff trust to enable it to acquire an additional 0.5 million ordinary shares in Liberty Group comprising 0.17% of the issued share capital of the Liberty Group to allow for the broader participation of Liberty Group employees in the proposed transaction.

Please be advised that whilst certain details of the proposed transaction are summarised above, the terms of the proposed transaction are more fully described in the circular to the Liberty Group shareholders to be dated on or about 10 September 2004 (the "circular").

As a result, the description of the proposed transaction and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the circular.

Our opinion is necessarily based on the information made available to us by, and discussions held with, the management of the Liberty Group up to 12 July 2004, and the regulatory, market and other conditions in effect in the Republic of South Africa ("South Africa") and internationally in respect of the international operations of the Liberty Group on that date. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. For the avoidance of doubt, we have assumed that the market capitalisation of the Liberty Group as at 30 June 2004 reflects the true value of the Liberty Group.

Procedures

In arriving at our opinion we have had regard to:

- publicly available business and financial information relating to the Liberty Group;
- financial and management information relating to performance and prospects of the Liberty Group;
- a review of certain other black economic empowerment ("BEE") transaction structures and their pricing as implemented by other companies in the financial and other sectors;
- the estimated financial effects of the proposed transaction on the earnings per share, headline earnings per share, embedded value per share and assets of the Liberty Group as prepared by PricewaterhouseCoopers Inc;
- the historical share prices of and volumes traded in the ordinary shares of the Liberty Group; and

in particular, we have taken the following factors into account:

- information provided to us by, and discussions held with, the Liberty Group, its legal advisers, including, Liberty Group's particular empowerment objectives and aims and its view and the views of its legal advisers regarding the direct ownership requirements of the Charter and that the proposed transaction, if successfully implemented, will comply with such requirements; and
- the current environment in which the Liberty Group operates and the need for BEE both within that environment and to enable the Liberty Group to operate effectively in South Africa, all of which necessarily involve a subjective assessment.

In regard to the above and in giving our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the information that was publicly available or which was furnished to us, or otherwise reviewed by us for the purpose of this opinion, whether in writing or obtained following discussions with management of the Liberty Group and its legal advisers. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us, accordingly, we have not assumed and do not assume any responsibility or liability therefore. We have also assumed that the proposed transaction will have the legal, accounting and taxation consequences described in discussions with, and materials furnished to us by, representatives and advisers of the Liberty Group, including the benefit of complying with the requirements of the Charter and we express no opinion on such consequences. We have assumed that all agreements that will be entered into in the proposed transaction will be legally enforceable. We have assumed that the income of the Newcos (based upon management estimates of the future dividend payments by Liberty Group) will be sufficient to fund payments of dividends and principal in respect of the preference shares.

In addition, we did not participate in negotiations with respect to the commercial terms of the proposed transaction. Consequently, we have assumed that such terms are the most beneficial terms from the Liberty Group perspective that could under the circumstances be negotiated among the parties to the proposed transaction. Accordingly, no opinion is expressed on whether any alternative proposed BEE transaction might produce benefits in excess of those received pursuant to the proposed transaction. We are not expressing an opinion herein as to the price at which the Liberty Group shares will trade following implementation of the proposed transaction. Other factors after the date hereof may affect the value of the businesses of the Liberty Group after consummation of the proposed transaction, including but not limited to (i) the total or partial disposition of the share capital of the Liberty Group by shareholders of the Liberty Group within a short period of time after the implementation of the proposed transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse

changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Liberty Group or of its key subsidiaries, (v) any necessary actions by or restrictions of any governmental agencies or regulatory authorities and (vi) timely execution of all necessary agreements to complete the proposed transaction on terms and conditions that are acceptable to all interested parties.

Opinion

On the basis of and subject to the aforegoing, it is our opinion that the proposed transaction is fair and reasonable, from a financial point of view, to the Liberty Group.

Relevant information about JPMorgan

JPMorgan and its Affiliates (collectively "JPMorgan") comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. As such JPMorgan may at any time hold long or short positions, and may trade or otherwise effect proposed transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans in the Liberty Group and/or its subsidiaries.

JPMorgan has acted as independent financial adviser to the board of directors of the Liberty Group in providing this opinion and will receive a fee for our services, payment of which is in no way linked to a successful outcome to the proposed transaction.

Consents

Save as provided herein, this letter may not be disclosed publicly in any manner without our prior written approval and must be treated as confidential provided that the Company may reproduce the Opinion in full in the circular to shareholders of the Liberty Group relating to the Transaction and may disclose such Opinion to the JSE Securities Exchange, the South African Reserve Bank, the South African Revenue Service and the Financial Services Board and may also disclose the Valuation certificate to the Financial Sector Charter Council. This letter has been provided solely for the benefit of the board of directors of the Liberty Group in connection with and for the purposes of their consideration of the proposed transaction. It may lie open for inspection by the shareholders of the Liberty Group with our permission but it is not for the benefit of and shall not confer rights or remedies upon, any such shareholders or individual shareholders. We are not responsible to any person other than our client for providing rights and protections which we provide to our clients.

Yours faithfully

JPMORGAN CHASE BANK
Johannesburg Branch

By:

Name: **John Coulter**

Title: *Managing Director and Chief Executive Officer"*

PRO FORMA BALANCE SHEET FOR THE BLACK OWNERSHIP INITIATIVE AND THE GENERAL STAFF SCHEME

The *pro forma* financial information as at 30 June 2004 set out below has been prepared to assist Liberty Life shareholders to assess the impact of the black ownership initiative and the general staff scheme on the NAV per share and TNAV per share. The *pro forma* balance sheet has been disclosed in terms of the listings requirements of the JSE and does not constitute a representation of the future financial position of Liberty Life on implementation of the black ownership initiative and the general staff scheme. The board is responsible for the *pro forma* financial information, which is provided for illustrative purposes only and as a result, may not fairly present Liberty Life's financial position, changes in equity, results of operations or cash flows.

	Before the black ownership initiative and the general staff scheme R'm	Black ownership initiative R'm	After the black ownership initiative R'm	General staff scheme R'm	After the black ownership initiative and the general staff scheme R'm
ASSETS					
Investments	93,126.0	(1,251.1)	91,874.9	–	91,874.9
Owner occupied properties	750.8	–	750.8	–	750.8
Goodwill	74.6	–	74.6	–	74.6
Other intangible assets	174.3	–	174.3	–	174.3
Tangible assets	366.3	–	366.3	–	366.3
Current assets	3,705.0	(22.5)	3,682.5	(33.4)	3,649.1
Total assets	98,197.0	(1,273.6)	96,923.4	(33.4)	96,890.0
CAPITAL, RESERVES AND LIABILITIES					
Shareholders' funds	8,922.4	(1,273.6)	7,648.8	(23.4)	7,625.4
Share capital and share premium	2,242.3	–	2,242.3	–	2,242.3
Retained surplus and other reserves	6,606.0	(22.5)	6,583.5	(23.4)	6,560.1
Empowerment reserve	–	(1,251.1)	(1,251.1)	–	(1,251.1)
Equity component of convertible bonds	74.1	–	74.1	–	74.1
Minority interests	1.0	–	1.0	–	1.0
Policyholder liabilities	85,196.8	–	85,196.8	–	85,196.8
Liabilities under insurance contracts	55,419.8	–	55,419.8	–	55,419.8
Liabilities under investment contracts	29,777.0	–	29,777.0	–	29,777.0
Redeemable bonds	1,408.0	–	1,408.0	–	1,408.0
Retirement benefit obligation	158.0	–	158.0	–	158.0
Deferred tax	309.5	–	309.5	–	309.5
Current liabilities	2,201.3	–	2,201.3	(10.0)	2,191.3
Total capital, reserves and liabilities	98,197.0	(1,273.6)	96,923.4	(33.4)	96,890.0
Number of ordinary shares in issue ('000)	275,848				250,052
NAV per share (cents)	3,234.5				3,049.5
TNAV per share (cents)	3,144.3				2,950.0

Notes:

1. The NAV per share and TNAV per share *"Before the black ownership initiative and the general staff scheme"* are based on the unaudited results for the six months ended 30 June 2004. The number of Liberty Life shares in issue at 30 June 2004, as per the unaudited results for the six months ended 30 June 2004 of 275.8 million was used.

2. The NAV per share and TNAV per share *"After the black ownership initiative and the general staff scheme"* are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 30 June 2004 using 250.0 million shares in issue (275.8 million shares in issue as per the unaudited results for the six months ended 30 June 2004 less 25.8 million shares owned by the black partners).

3. The *"After the black ownership initiative and the general staff scheme"* column reflected above, makes the following assumptions:
   - Liberty Life, through its empowerment subsidiaries, acquires 25.8 million ordinary shares at 4850 cents per share in terms of the scheme. The *pro rata* share repurchase is funded by approximately R1.3 billion of capital in Liberty Life;
   - the *pro rata* share repurchase is debited to an empowerment reserve;
   - the *pro rata* repurchase of approximately R1.3 billion is financed from shareholders' funds through Liberty Life's existing available cash and near cash, which would have earned an after-tax return of 4.1% per annum;
   - an assumed cost-to-company expense of R33.4 million relating to the general staff scheme, which will be used by employees to acquire approximately 265 700 treasury shares and will be used by the agents to pay any tax payable by them in respect of the donation to them of approximately 194 300 treasury shares and from which the loan, from Liberty Life to Lexshell 615, will be written off; and
   - the estimated costs of R22.5 million associated with the black ownership initiative and general staff scheme have been taken into consideration in the calculation of the *pro forma* financial information.

PRINTED BY INCE (PTY) LTD

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

FORM OF PROXY – SCHEME MEETING

Only for use by Liberty Life shareholders who have not dematerialised their shares, holders of dematerialised shares who are nominees and beneficial holders of shares or who have dematerialised their shares with own name registration.

Beneficial holders of shares who do not have own name registration must contact their Central Securities Depository Participant ("CSDP") or broker to make the relevant arrangements concerning voting and/or attendance at the scheme meeting.

For use by shareholders of the Company, registered as such at close of business on Wednesday, 13 October 2004 ("the scheme members") at a meeting convened in terms of an Order of the High Court of South Africa (Witwatersrand Local Division), to be held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at 11:00 on Friday, 15 October 2004 ("the scheme meeting") or, if later, ten minutes after the general meeting of the shareholders of Liberty Life convened to be held at 10:00 on the same date, at the same venue, or at any adjournment of that meeting, shall have been concluded.

Beneficial holders of shares who do not have own name registration must arrange with their CSDP or broker to provide them with the necessary authorisation to attend the scheme meeting or you must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between their CSDP or broker.

I/WE ______________________________

(BLOCK LETTERS please)

of (address) ______________________________

(BLOCK LETTERS please)
being the registered holders of [   ] certificated Liberty Life shares or dematerialised own name Liberty Life shares do hereby appoint (see note 5):

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairperson of the scheme meeting,

as my/our proxy to attend and speak on my/our behalf at the scheme meeting and, if deemed fit, approve (see note 3):

With modification†	(delete whichever is not applicable)
Without modification	

the scheme of arrangement ("scheme") proposed by Liberty Life between itself, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited, Lexshell 623 Investments (Proprietary) Limited and the shareholders of Liberty Life and at any adjournment or postponement of the scheme meeting to vote for and/or against the scheme and/or abstain from voting in respect of the shares registered in my/our names/s, in accordance with the following instructions (see note 3):

For the scheme	Number of votes*
Against the scheme	Number of votes*
Abstain from voting	Number of votes*

*One vote per share held by scheme members

Signed at ______________ on ______________ 2004

Signature of member(s) ______________ Telephone number (   ) ______________

Full names of member(s) and authority of signatory (if applicable) ______________

Assisted by (where applicable) ______________

(including capacity and full names)

†If a scheme member agrees that the scheme may be modified, the scheme member may, if he/she so desires, indicate the manner and extent of any such modification to which the proxy may agree on a separate sheet of paper which must be lodged at or posted to the address stipulated in note 4, together with this form of proxy. In addition, please refer to the conditions stipulated in note 4.

Please read the notes on the reverse side hereof.

Notes:

1. Each scheme member is entitled to appoint one or more proxy/ies (none of whom need be a member of the Company) to attend, speak and vote in place of that scheme member at the scheme meeting.

2. A scheme member may insert the name of a proxy or the names of two alternative proxies of the scheme member's choice in the space/s provided, with or without deleting "the chairperson of the scheme meeting" but the scheme member must initial any such deletion. The person whose name stands first on this form of proxy and who is present at the scheme meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A scheme member's instruction to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the scheme member in the appropriate box provided. Failure to comply with the above will be deemed to authorise and direct the chairperson of the scheme meeting, if the chairperson of the scheme meeting is the authorised proxy, or any other proxy to vote or abstain from voting at the scheme meeting as he/she deems fit, in respect of all the scheme member's votes exercisable at the scheme meeting.

4. It should be noted that, notwithstanding that a scheme member indicates that the scheme may not be modified, the chairperson (if the chairperson of the scheme meeting is an authorised proxy) or any other proxy will nevertheless be entitled to agree to the modification of the scheme in terms of which the scheme consideration is increased.

5. If a scheme member agrees that the scheme may be modified, the scheme member may indicate the manner and the extent of such modification to which the proxy may agree on a separate sheet of paper which must be lodged with or posted to the Company's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 11:00 on Thursday, 14 October 2004 or may be handed to the chairperson of the scheme meeting not later than 10 (ten) minutes before the scheme meeting is due to commence.

6. If a scheme member fails to indicate whether the scheme may be approved with or without modification or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure shall be deemed to authorise the chairperson of the scheme meeting or any other proxy, if the chairperson of the scheme meeting deems fit, to agree to the scheme with or without modification as he/she deems fit, in respect of all the scheme member's votes exercisable at the scheme meeting.

7. Forms of proxy must be lodged with or posted to the Company's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 11:00 on Thursday, 14 October 2004, or such later date as may be announced in the press in relation to any adjournment of the scheme meeting. In addition, forms of proxy may be handed to the chairperson of the scheme meeting not later than 10 (ten) minutes before the scheduled time for the commencement of the scheme meeting or any adjournment thereof.

8. The completion and lodging of this form of proxy will not preclude the relevant scheme member from attending the scheme meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof, should such scheme member wish to do so.

9. The chairperson of the scheme meeting may reject or accept any form of proxy which is completed and/or received, other than in accordance with these notes, provided that the chairperson of the scheme meeting is satisfied that such proxy reflects the intention of the scheme member.

10. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

11. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the Company or its transfer secretaries or waived by the chairperson of the scheme meeting.

12. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Liberty Life or the transfer secretaries.

13. Where Liberty Life shares are held jointly, any holder may sign, provided that if more than one of them purports to vote or to sign a proxy, the vote or signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Liberty Life's register of members) will be accepted to the exclusion of that of the other holder/s.

14. A minor must be assisted by his/her parents or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Liberty Life.

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

FORM OF SURRENDER

FOR USE BY LIBERTY LIFE SHAREHOLDERS WHO HOLD THEIR LIBERTY LIFE SHARES IN CERTIFICATED FORM ONLY

The definitions and interpretations set out on pages 4 to 11 of the document to Liberty Life shareholders, dated 10 September 2004, to which this form of surrender is attached and forms part, have, where necessary, been used herein.

This form of surrender is for use by holders of certificated Liberty Life shares in order to surrender their documents of title.

Documents of title surrendered prior to the operative date, which is expected to be 8 November 2004, will be held by the transfer secretaries pending the scheme of arrangement to be proposed by Liberty Life, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited, Lexshell 623 Investments (Proprietary) Limited and the Liberty Life shareholders being approved and sanctioned. Should the scheme not be sanctioned and approved, then the transfer secretaries will, within five business days of such event, return the documents of title to the certificated shareholders of Liberty Life, by registered post, at the risk of such shareholder.

Instructions:

A separate form of surrender is required for each holder of certificated shares.

Part A must be completed by all shareholders who return this form of surrender.

Part B must be completed by shareholders who are emigrants from or non-residents of the Republics of South Africa and Namibia and the Kingdoms of Lesotho and Swaziland (collectively, "the common monetary area") (see note 2 overleaf).

No receipts will be issued for documents of title lodged unless specifically requested. In compliance with the listings requirements of the JSE, lodging agents are required to prepare special transaction receipts, if requested.

Please also read the notes on the reverse side hereof.

To: The transfer secretaries

By hand
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001

By post
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61051
Marshalltown, 2107

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed overleaf, in respect of my/our holding of shares in Liberty Life.

PART A

Holders of certificated Liberty Life shares must please complete all the blocks below and overleaf (in BLOCK CAPITALS).

Surname or Name of corporate body

First names (in full)

Title

Address to which the replacement share certificate/scheme consideration should be sent (if different from registered address)

Postal code Country Telephone number ( )

Document of title surrendered

Name of registered holder (separate form for each holder)	Certificate number(s) (in numerical order)	Number of shares represented by each certificate
	Total	

Signature of Liberty Life shareholder:	Stamp and address of agent lodging this form (if any)
Assisted by (if applicable)	
(State full name and capacity)	
Date 2004	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.

PART B

To be completed by all holders of certificated Liberty Life shares who are emigrants from and non-residents of the common monetary area (see notes 1 and 2 below).

The replacement share certificate will be forwarded to the authorised dealer nominated below for its control. Accordingly, a non-resident who is an emigrant from the common monetary area must provide the following information:

Name of authorised dealer

Account number

Address

Postal code

If no nomination is made above, the replacement share certificate will be held in trust by the transfer secretaries.

Signature of Liberty Life shareholder

Date 2004

Telephone number ( )

Notes:

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the replacement share certificate to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the replacement share certificate (in the case of emigrants or non-residents) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. If this form of surrender is returned with the relevant documents of title, it will be treated as a conditional surrender which is made subject to the approval and sanctioning of the scheme. Documents surrendered in anticipation of the scheme becoming operative will be held in trust by the transfer secretaries until the scheme is approved and sanctioned. Should the scheme not be approved and sanctioned for any reason whatsoever, then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not be approved and sanctioned, return the documents of title to the certificated scheme participant concerned, by registered post, at the risk of such certificated scheme participant.
5. Replacement share certificates will not be sent to scheme participants unless and until documents of title in respect of the relevant scheme shares have been surrendered to the transfer secretaries.
6. If a shareholder produces evidence to the satisfaction of Liberty Life that documents of title in respect of Liberty Life shares have been lost or destroyed, Liberty Life may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
7. If this form of surrender is not signed by the shareholder, the shareholder will be deemed to have irrevocably appointed the transfer secretaries of Liberty Life to implement the scheme member's obligation under the scheme on his/her behalf.
8. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the listings requirements of the JSE, lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.
9. Any alteration to this form of surrender must be signed in full and not initialled.
10. If this form of surrender is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form of surrender for noting (unless it has already been noted by Liberty Life or its transfer secretaries).
11. Where the shareholder is a company or a close corporation, unless it has already been registered with Liberty Life or its transfer secretaries, a certified copy of the director's or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Liberty Life.
12. Note 10 above does not apply in the event of this form bearing the stamp of broking member of the JSE.
13. Where Liberty Life shares are held jointly, any holder may sign, provided that if more than one of them purports to sign this form of surrender, the signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Liberty Life's register of members) will be accepted to the exclusion of that of the other holder/s.

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

FORM OF PROXY – GENERAL MEETING

For use by holders of certificated and own name dematerialised ordinary Liberty Life shares at the general meeting of the Company to be held at 10:00 on Friday, 15 October 2004 (or such later date as is advised in the press in terms of any adjournment of the general meeting) at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg.

I/We (please print) ____________________

of (address) (please print) ____________________

(BLOCK LETTERS please)

being the holder/s of [   ] ordinary shares hereby appoint:

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak and to vote for me/us and on my/our behalf at the general meeting and at any adjournment thereof in the following manner:

	Number of votes		
	***For**	***Against**	***Abstain**
Special resolution – Authorising share repurchase			
Ordinary resolution 1 – Authorising disposal of empowerment subsidiaries			
Ordinary resolution 2 – Necessary for the general staff scheme			

*Mark with an X "for", "against" or "abstain" as required. If no options are marked the proxy will be entitled to vote as he/she thinks fit.

Unless otherwise instructed, my/our proxy may vote or abstain from voting as he/she thinks fit.

Signed this ____________ day of ____________ 2004

Signature ____________________

Assisted by me (where applicable) ____________________

(State capacity and full name)

Please read the notes and instructions overleaf.

Notes:

1. A member entitled to attend and vote at the general meeting is entitled to appoint a proxy to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.
2. Every person present and entitled to vote at the general meeting as a member or as a proxy or as a representative of a body corporate shall, on a show of hands, have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, a member shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him/her/it bears to the aggregate amount of the nominal value of all the shares issued by the Company.
3. Please insert the relevant number of shares/votes in the appropriate spaces on the face hereof and how you wish your votes to be cast. If you return this form of proxy duly signed without any specific directions, the proxy will vote or abstain from voting at his/her/its discretion.

Instructions on signing and lodging this form of proxy:

1. A deletion of any printed matter and the completion of any black spaces need not be signed or initialled. Any alteration or correction must be initialled by the authorised signatory/ies.
2. The completion and lodging of this form of proxy will not preclude the member who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.
3. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries of the Company or waived by the chairman of the general meeting. The chairman of the general meeting may reject any form of proxy not completed and/or received in accordance with these notes or instructions, or with the articles of association of the Company.
4. Completed forms of proxy should be returned to the Company's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 10:00 on Thursday, 14 October 2004 or such later date as may be announced in the press in relation to any adjournment of the general meeting.
5. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting "the chairman of the general meeting" but the member must initial any such deletion. The person whose name stands first on this form of proxy and who is present at the meeting will be entitled to act as proxy to the exclusion of those whose names follow.
6. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received, other than in accordance with these notes and interpretations, provided that the chairman of the general meeting is satisfied that such proxy reflects the intention of the member.
7. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
8. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Liberty Life or the transfer secretaries.
9. Where Liberty Life shares are held jointly, any holder may sign, provided that if more than one of them purports to vote or to sign a proxy, the vote or signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Liberty Life's register of members) will be accepted to the exclusion of that of the other holder/s.
10. A minor must be assisted by his/her parents or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Liberty Life.